UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Tarena International, Inc.
(Name of Issuer)

Class A Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

G8675B 105
(CUSIP Number)

David J. Sorkin, Esq.
Kohlberg Kravis Roberts & Co. L.P
9 West 57th Street, Suite 4200
New York, New York 10019
Telephone: (212) 750-8300

with a copy to:

John E. Lange, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Hong Kong Club Building, 12th Floor
3A Chater Road, Central
Hong Kong
Telephone: +852-2846-0300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2015
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. G8675B 105	SCHEDULE 13D	Page 2 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Talent Fortune Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER 16,044,116 Shares[1]
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER 16,044,116 Shares[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,870,379 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.7% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON CO

1 Represents (i) 4,439,014 Class A Ordinary Shares held by Mr. Shaoyun Han as of July 15, 2015, including the 2,000,000 Class A Ordinary Shares purchased by Moocon in connection with this transaction; (ii) 7,206,059  Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares with par value $0.001 per share held by Mr. Han as of July 15, 2015; (iii) 4,094,439 restricted American depositary shares (“ADSs”) representing 4,094,439 Class A Ordinary Shares held by Mr. Han as of July 15, 2015; and (iv) 304,604 Class A Ordinary Shares that Mr. Han may purchase upon exercise of options within 60 days of July 15, 2015.   The Reporting Persons expressly disclaim beneficial ownership over these shares.
2 Based on 52,292,108 Class A Ordinary Shares, which represents the sum of (i) 44,781,445 Class A Ordinary Shares outstanding as of July 15, 2015, including ADSs and the 8,826,263 Class B Ordinary Shares that were converted to Class A Ordinary Shares in connection with this transaction, (ii) 7,206,059 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares held by Mr. Han as of July, 2015 and which the Reporting Persons may be deemed to have beneficial ownership of, and (iii) 304,604 Class A Ordinary Shares issuable upon exercise of options held by Mr. Han as of July 15, 2015.

CUSIP No. G8675B 105	SCHEDULE 13D	Page 3 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Talent Wise Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER 16,044,116 Shares[1]
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER 16,044,116 Shares[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,870,379 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.7% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON CO

CUSIP No. G8675B 105	SCHEDULE 13D	Page 4 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Talent Fortune Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER 16,044,116 Shares[1]
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER 16,044,116 Shares[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,870,379 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.7% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON CO

CUSIP No. G8675B 105	SCHEDULE 13D	Page 5 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR China Growth Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER 16,044,116 Shares[1]
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER 16,044,116 Shares[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,870,379 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.7% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON PN

CUSIP No. G8675B 105	SCHEDULE 13D	Page 6 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR Associates China Growth L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER 16,044,116 Shares[1]
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER 16,044,116 Shares[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,870,379 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.7% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON PN

CUSIP No. G8675B 105	SCHEDULE 13D	Page 7 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR China Growth Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER 16,044,116 Shares[1]
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER 16,044,116 Shares[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,870,379 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.7% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON CO

CUSIP No. G8675B 105	SCHEDULE 13D	Page 8 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR Fund Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER 16,044,116 Shares[1]
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER 16,044,116 Shares[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,870,379 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.7% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON PN

CUSIP No. G8675B 105	SCHEDULE 13D	Page 9 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR Fund Holdings GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER 16,044,116 Shares[1]
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER 16,044,116 Shares[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,870,379 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.7% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON CO

CUSIP No. G8675B 105	SCHEDULE 13D	Page 10 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR Group Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER 16,044,116 Shares[1]
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER 16,044,116 Shares[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,870,379 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.7% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON PN

CUSIP No. G8675B 105	SCHEDULE 13D	Page 11 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER 16,044,116 Shares[1]
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER 16,044,116 Shares[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,870,379 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.7% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON CO

CUSIP No. G8675B 105	SCHEDULE 13D	Page 12 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR & Co. L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER 16,044,116 Shares[1]
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER 16,044,116 Shares[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,870,379 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.7% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON PN

CUSIP No. G8675B 105	SCHEDULE 13D	Page 13 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER 16,044,116 Shares[1]
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER 16,044,116 Shares[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,870,379 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.7% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON OO

CUSIP No. G8675B 105	SCHEDULE 13D	Page 14 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Henry R. Kravis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER 16,044,116 Shares[1]
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER 16,044,116 Shares[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,870,379 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.7% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON IN

CUSIP No. G8675B 105	SCHEDULE 13D	Page 15 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON George R. Roberts
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER 16,044,116 Shares[1]
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER 16,044,116 Shares[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,870,379 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.7% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON IN

CUSIP No. G8675B 105	SCHEDULE 13D	Page 16 of 24

Item 1.                          Security and Issuer
The following constitutes Amendment No. 1 (the “Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission by the undersigned on June 22, 2015 (the “Original Schedule 13D”).  This Amendment relates to the shares of Class A Ordinary Shares, par value $0.001 per share (“Class A Ordinary Shares”) of Tarena International, Inc., a limited liability company organized and existing under the laws of Cayman Islands (the “Issuer”).  The Issuer’s principal executive offices are located at Suite 10017, Building E, Zhongkun Plaza, A18 Bei San Huan West Road, Haidian District, Beijing 100098, People’s Republic of China.  Except as specifically amended by this Amendment, the Original Schedule 13D remains in full force and effect.  Capitalized terms used but not defined in this Amendment have meanings provided in the Original Schedule 13D.
Item 2.                Identity and Background
(a) and (f)
Talent directly beneficially owns 6,826,263 shares of the Class A Ordinary Shares. As discussed further in Item 6 below, on July 15, 2015, Talent Wise purchased a convertible bond from Moocon Education Limited, a limited liability company incorporated in the British Virgin Islands wholly owned by Mr. Han (“Moocon”), pursuant to a CBPA (defined in Item 6 below) among and between Talent, Talent Wise, Moocon, and Mr. Shaoyun Han, a citizen of the People’s Republic of China.  Under the CBPA, Mr. Han and Moocon agreed to certain voting restrictions.  As a result, Talent and Talent Wise may be deemed to beneficially own the 16,044,116 shares of Class A Ordinary Shares beneficially owned by the Founder Entities (defined in Item 6 below).3
Item 4.                Purpose of Transaction
The information set forth in Item 4 of the Original Schedule 13D is hereby amended and supplemented by the following.

The information set forth in Item 6 is hereby incorporated by reference into this Item 4.

As further discussed in Item 6 below and in accordance with the Reporting Person’s expectations as disclosed in the Original Schedule 13D, the CBPA contains certain provisions regarding the joint appointment by Talent and Talent Wise of one observer to the Issuer’s board of directors, subject to certain conditions.  The CBPA also contains certain provisions regarding the distribution of the Issuer’s distributable profits as dividends, and places certain restrictions on Mr. Han and Moocon’s ability to sell their shares in the Issuer.

3 Represents (i) 4,439,014 Class A Ordinary Shares held by Mr. Han as of July 15, 2015, including the 2,000,000 Class A Ordinary Shares purchased by Moocon in connection with this transaction; (ii) 7,206,059  Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares with par value $0.0001 per share held by Mr. Han as of July 15, 2015; (iii) 4,094,439 restricted American depositary shares (“ADSs”) representing 4,094,439 Class A Ordinary Shares held by Mr. Han as of July 15, 2015; and (iv) 304,604 Class A Ordinary Shares that Mr. Han may purchase upon exercise of options within 60 days of July 15, 2015.   The Reporting Persons expressly disclaim beneficial ownership over these shares.  Talent Wise has no direct shareholdings.

CUSIP No. G8675B 105	SCHEDULE 13D	Page 17 of 24

Item 5.	Interest in Securities of the Issuer
The information set forth in Item 5 of the Original Schedule 13D is hereby amended and supplemented by the following.
 (a) and (b)
Talent directly beneficially owns 6,826,263 shares of Class A Ordinary Shares that it has entered into contracts to acquire, out of 55,356,341 ordinary shares outstanding as of July 15, 2015.  Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.  8,826,263 Class B Ordinary Shares were converted into Class A Ordinary Shares in connection with this transaction, resulting in 44,781,445 Class A Ordinary Shares and 10,574,896 Class B ordinary shares.4  The shares that Talent directly beneficially owns represent 15.2% of the Class A Ordinary Shares outstanding following the completion of this transaction and 12.3% of all ordinary shares.  Talent has sole voting and dispositive power over the Class A Ordinary Shares it directly owns.
The Founders Entities own 15,739,512 ordinary shares, comprised of 8,533,453 Class A Ordinary Shares (including ADSs), and 7,206,059 Class B Ordinary shares.  The shares owned by the Founder CBPA Parties represent 19.1% of the Class A Ordinary Shares and 68.1% of the Class B Ordinary Shares outstanding as of July 15, 2015, and together represent 28.4% of all outstanding shares, or 52.9% of total votes.  The Founder Entities also own options to purchase 304,604 Class A Ordinary Shares, which, if redeemed, would represent 0.5% of all shares that would be outstanding following such redemption.  Talent and Talent Wise may be deemed to share voting and dispositive power with respect to and have beneficial ownership of all shares owned by the Founder Entities.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth in Item 6 of the Original Schedule 13D is hereby amended and supplemented by the following.
Share Purchase Agreements
Only July 10, 2015, Connion assigned its rights, interest and obligations under the GS SPA and IDG SPA to Moocon.
Convertible Bond Purchase Agreement
On July 14, 2015, Talent and Talent Wise (together, “KKR CBPA Parties”) entered into a Convertible Bond Purchase Agreement (the “CBPA”) with Moocon and Mr. Han (together, the “Founder CBPA Parties”) as disclosed as expected in the Original Schedule 13D.  On July 15, 2015, Talent Wise purchased a convertible bond with an aggregate principal amount of $20,500,000 (the “Bond”) from Moocon in accordance with the terms of the CBPA.  The Bond is convertible into ordinary shares of par value $0.000001 per share in the capital of Moocon, such that upon conversion

4 Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to ten votes per share on all matters submitted to them for a vote.  Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote by Issuer’s shareholders, except as may otherwise be required by law.

CUSIP No. G8675B 105	SCHEDULE 13D	Page 18 of 24

Talent Wise would hold 99.9999% of the entire issued share capital of Moocon.  Moocon used all of the proceeds from the issuance of the Bond to pay the purchase prices for the Issuer’s Class A Ordinary Shares under the GS SPA and the IDG SPA.  The Bond will mature at the end of the twenty-sixth (26th) month from the issuance date, and can be redeemed by Moocon in full or in part at any time before the tenth business date prior to the maturity date by paying the outstanding principal or portion to be redeemed and the accrued and unpaid interest accrued thereon.  Talent Wise has the right to convert all of the Bond and any interest into such number of fully paid shares of Moocon as is equal to the principal amount divided by $0.0001, at any time after the tenth business day prior to the maturity date until the day prior to the maturity date.  Should Talent Wise exercise its conversion right, it would obtain beneficial ownership of any shares of Class A Ordinary Shares held by Moocon.
Share Charge
The CBPA requires that the Founder CBPA Parties procure that Moocon and Techedu Limited, a British Virgin Islands company wholly owned by Mr. Han (“Techedu”, and together with Moocon, the “Initial Chargors”) enter into share charge agreements with Talent Wise simultaneously with the issuance and purchase of the Bond.  As further described below, these agreements were executed on July 15, 2015.
Under the CBPA, if on any date on which the NASDAQ is open for trading, the closing price of the Issuer’s shares on the NASDAQ Global Select Market is less than $6 per share, adjusted for any share split (a “Top-Up Event”), the Founder CBPA Parties are to charge, or cause to be charged, additional shares of the Issuer to Talent Wise5 and/or redeem the Bond in full or in part and pay interest accrued thereon in accordance with the terms of the Bond within 10 days, such that if the loan-to-value ratio were calculated as if said actions were taken the day before the date of such Top-Up Event, the ratio would be no more than 50%.
If on any date on which the NASDAQ is open for trading after the first Top-Up Event, the closing price of the Issuer’s shares is more than $10.25 and the loan-to-value ratio is not more than 50%, the Founder CBPA Parties may require that Talent Wise release the charge over all or part of the additionally charged shares, provided that, as of the date of the proposed release, there is no default under the terms of the Bond, and if the loan-to-value ratio as of the date of the proposed release were recalculated as if such release had been made, no Top-Up Event would occur as a result of such release.
Voting Provisions
Under the CBPA, so long as the KKR CBPA Parties and their affiliates hold not less than 4,195,662 shares of the Issuer and Moocon has not redeemed the Bond in full, neither Mr. Han nor any entity directly or indirectly controlled by him, excluding the Issuer and its subsidiaries (together with Mr. Han, the “Founder Entities”) may agree to have the Issuer or its subsidiaries take any of the following actions without the approval of Talent Wise:
(a)	issue any securities of any type or class, carry out any equity financing or undertake any obligation in relation to any of the above, with some exceptions;

5 If the shares are charged by a party to an existing share charge agreement, they will fall under the existing agreements.  If charged by a different charger, the Founder CBPA Parties will procure that the new charger sign a share charge agreement in the same form.

CUSIP No. G8675B 105	SCHEDULE 13D	Page 19 of 24

(b)	merge, amalgamate or reorganization, or acquisition exceeding $10 million, or take any action which would result in a change of control or a transfer of an asset valued at $10 million or more;
(c)	carry out business other than education; or
(d)	delist or change its listing place, or take any other actions which may affect the liquidity of the Reporting Persons’ investment.
Transfer Restrictions
So long as the KKR CBPA Parties own any Bond, Moocon is restricted from transferring any shares in the Issuer, except to the extent necessary to give effect to the provisions of any of the agreements related to this transaction, in compliance with the provisions of the CBPA, or with Talent Wise’s prior written consent.
The Founder Entities are restricted from directly or indirectly transferring any shares in the Issuer from the issuance date of the Bond until the last day of the sixth month from the issuance date of the Bond.  The KKR CBPA parties and their affiliates are also restricted from transferring any shares in the Issuer for the same period, except if there is a default under the terms of the Bond.  Furthermore, the Founder Entities cannot directly or indirectly transfer more than 5,687,905 shares in the Issuer so long as the KKR CBPA Parties still hold any Bond in Moocon or any shares in the Issuer acquired pursuant to the GS SPA or the IDG SPA or by conversion of the Bond, without the prior written consent of Talent Wise.
So long as the KKR CBPA Parties own not less than 3,413,132 shares in the Issuer, if the Founder Entities propose to transfer more than 50% of the shares in the Issuer held directly or indirectly by Mr. Han to a third party, they must provide notice of the proposed transfer and disclose a summary of the proposed transaction.  The KKR CBPA Parties then have the right but not the obligation to require the third party purchaser to purchase from the KKR CBPA Parties the same fraction of its shares as proposed to be transferred by the Founder Entities, at the same consideration and upon the same terms and conditions.  Should either of the KKR CBPA Parties choose to exercise said right, they are to notify the Founder entity proposing such transfer within 30 days of receiving notice of the proposed transfer.  If the third party purchaser then fails to purchase the KKR CBPA Parties’ shares in the Issuer, the Founder Entities are also prohibited from transferring their shares.
Under the CBPA, the KKR CBPA Parties may not transfer any of the Class A Ordinary Shares acquired pursuant to the GS SPA or the IDG SPA to certain entities without Mr. Han’s prior written consent, unless there is an default under the terms of the Bond or the shares are transferred through a public sale.
Issuance of Shares
Under the CBPA, Mr. Han is prohibited from agreeing to have the Issuer issue any shares or other equity security of any type or class to any person unless the Issuer has offered the KKR CBPA Parties the right to purchase a proportion of such shares or security equal to the proportion of the shares held by them to the aggregate number of all shares of the Issuer, at the same consideration and upon the same terms and conditions.  However, this restriction is subject to certain exceptions, and will remain in effect only for a period of two years from the date of the CBPA, so long as the KKR CBPA Parties hold not less than 3,413,132 shares in the Issuer.

CUSIP No. G8675B 105	SCHEDULE 13D	Page 20 of 24

Observer Appointment
The CBPA grants the KKR CBPA Parties the right to appoint an observer to the board of directors of the Issuer, so long as they hold not less than 3,413,132 shares in the Issuer.  As of the date of the issuance and purchase of the Bond, Mr. Han is to use his commercially reasonable efforts to cause the observer to have the right to attend all meetings of the board of the Issuer and to cause the board of the Issuer to provide the observer with copies of all notices, minutes, consents and other materials and information that is provided to its directors, at the same time and in the same manner, to the extent permitted by law or any rule of any stock exchange on which any share of the Issuer is listed.
Dividends
Under the CBPA, so long as the KKR CBPA Parties hold not less than 3,413,132 shares in the Issuer and Moocon has not redeemed the Bond in full, Mr. Han is to use his commercially reasonable efforts to cause the Issuer to distribute not less than 25-35% of its annual net income to shareholders in each year.
Devotement
Beginning from the date of the issuance and purchase of the Bond, Mr. Han is not to resign from his current positions as chairman of the board of directors and chief executive officer of the Issuer, and devote most of his time, attention and skill exclusively to the performance of his duties in the Issuer, so long as the KKR CBPA Parties hold not less than 1,365,252 shares in the Issuer.
Registration Rights Agreement
On July 17, 2015, Talent entered into a registration rights agreement with the Issuer (the “Registration Rights Agreement”) pursuant to which Talent and its affiliates have certain rights to require the Issuer to register any Class A Ordinary Shares that (i) are owned by Talent or any of its affiliates and were acquired from the GS Sellers or IDG pursuant to the GS SPA or the IDG SPA, as applicable, (ii) are indirectly owned by Talent or any of its affiliates through Moocon and were acquired from the GS Sellers or IDG pursuant to the GS SPA or the IDG SPA, as applicable, if Talent or any of its affiliates control Moocon or (iii) may be sold or disposed of by Talent or any of its affiliates after any charge under any Share Charge Agreement(defined below) becomes enforceable in accordance with its terms (the “Registrable Shares”) under the Securities Act of 1933, as amended (the “Securities Act”), subject to certain conditions.  Talent will be entitled to make three requests to register all or any part of the Registrable Shares held by Talent and its affiliates, subject to certain exceptions and conditions set forth in the Registration Rights Agreement.  Talent and its affiliates will also have certain “piggy-back” registration rights and Talent will have the right to request the Issuer to file a shelf registration statement under the Registration Rights Agreement.  The Issuer will bear all expenses relating to registration (subject to certain exceptions), other than underwriting discounts, commissions and fees, and certain other fees, and agrees to indemnify Talent and its affiliates against certain losses in connection with the registration.  The Issuer’s obligations with respect to the registration rights will terminate when all Registrable Shares could be sold without restriction under Rule 144(e) under the Securities Act within a ninety day period.
Share Charge Agreements
On July 15, 2015, Talent Wise entered into a Share Charge Agreement with each of the Initial Chargors (each a “Share Charge Agreement”, and together the “Share Charge Agreements”), under which the Initial Chargors each agreed to charge 2,000,000 shares of Class A Ordinary Shares of the Issuer to Talent Wise to secure the obligations of the Founder Entities under the agreements and Bond disclosed in the Original Schedule 13D and this Amendment.  In the event that any additional shares

CUSIP No. G8675B 105	SCHEDULE 13D	Page 21 of 24

are charged pursuant to the CBPA by any of the Initial Chargors, they will also fall under the Share Charge Agreements.  Under the Share Charge Agreements, the Chargors may not sell, transfer, alienate or deal with any of the charged shares or create any other security over such shares, except pursuant to any of the agreements disclosed in the Original Schedule 13D or this Amendment.
The Share Charge Agreement will be immediately enforceable if there is a continuing default under the CBPA.  In the event that a Share Charge Agreement becomes enforceable, Talent Wise will be able to exercise all voting and other rights attaching to the charged assets under such Share Charge Agreement, transfer legal ownership of the charged shares and register such shares in its name or in the name of its nominees.  The Chargors retain all voting rights and dividends until such time that the Share Charge Agreement becomes enforceable, provided that any such dividends will also be subject to the Share Charge Agreement.  The Share Charge Agreement is to be a continuing security notwithstanding any intermediate payment or settlement of accounts, and will remain in force unless and until it is discharged in writing by Talent Wise following the full and valid payment or discharge of such obligations.
The foregoing description of the terms of the CBPA and the Share Charge Agreements are qualified in their entirety by reference to the agreements that are listed in Item 7 and are incorporated by reference in this Item 6.
Item 7.                Material to Be Filed as Exhibits
The information set forth in Item 7 of the Original Schedule 13D is hereby amended and supplemented by the following.
Exhibit E	Convertible Bond Purchase Agreement dated July 14, 2015, by and among Talent, Talent Wise, Moocon and Mr. Han.
Exhibit F	Registration Rights Agreement dated July 17, 2015, by and between the Issuer and Talent.
Exhibit G	Share Charge Agreement dated July 15, 2015, by and between Talent Wise and Moocon.
Exhibit H	Share Charge Agreement dated July 15, 2015, by and between Talent Wise and Techedu.

CUSIP No. G8675B 105	SCHEDULE 13D	Page 22 of 24

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  July 23, 2015

Talent Fortune Investment Limited

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

Talent Wise Investment Limited

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

Talent Fortune Holdings Limited

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR China Growth Fund L.P.
By: KKR Associates China Growth L.P., its General Partner
By: KKR China Growth Limited, its General Partner

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR Associates China Growth L.P.
By: KKR China Growth Limited, its General Partner

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR China Growth Limited

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

CUSIP No. G8675B 105	SCHEDULE 13D	Page 23 of 24

KKR Fund Holdings L.P.
By: KKR Fund Holdings GP Limited, its General Partner

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR Fund Holdings GP Limited

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR Group Holdings L.P.
By: KKR Group Limited, its General Partner

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR Group Limited

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR & Co. L.P.
By: KKR Management LLC, its General Partner

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR Management LLC

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

Henry R. Kravis

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for Henry R. Kravis

[Signature Page to Schedule 13D Amendment No. 1]

CUSIP No. G8675B 105	SCHEDULE 13D	Page 24 of 24

George R. Roberts

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for George R. Roberts

[Signature Page to Schedule 13D Amendment No. 1]

EXHIBIT E

CONVERTIBLE BOND PURCHASE AGREEMENT
among
Moocon Education Limited
HAN Shaoyun
(as Issuer Group)
and
Talent Wise Investment Limited
Talent Fortune Investment Limited
(as Investor Group)
________________________________
Dated July 14, 2015
________________________________

Paul, Weiss, Rifkind, Wharton & Garrison
Solicitors and International Lawyers
12th Floor, Hong Kong Club Building
3A Chater Road
Central
Hong Kong

SCHEDULES

SCHEDULE 1	PARTICULARS OF THE ISSUER
SCHEDULE 2	ISSUER GROUP WARRANTIES
SCHEDULE 3	INVESTOR WARRANTIES
SCHEDULE 4	LIST OF COMPETITORS
SCHEDULE 5	BANK ACCOUNTS

EXHIBITS

EXHIBIT A	FORM OF THE BONDS
EXHIBIT A-1	FORM OF CONVERSION NOTICE
EXHIBIT B	FORM OF REGISTRATION RIGHTS AGREEMENT
EXHIBIT C	FORM OF SHARE CHARGE AGREEMENTS(LISTCO)

Execution
CONVERTIBLE BOND PURCHASE AGREEMENT (this "Agreement") made on July 14, 2015
AMONG:
(1)	Moocon Education Limited, a company with limited liability incorporated in the British Virgin Islands with its registered office at the offices of Trident Trust Company (B.V.I.) Limited, Trident Chambers, PO Box 146, Road Town, Tortola, the British Virgin Islands, whose sole shareholder is the Founder (the "Issuer");
(2)	HAN Shaoyun, a PRC passport holder (passport number: G28028622) (the "Founder");
(3)	Talent Wise Investment Limited, an exempted company with limited liability incorporated in Cayman Islands with its registered office at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the "Investor"); and
(4)	Talent Fortune Investment Limited, an exempted company with limited liability incorporated in Cayman Islands with its registered office at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the "Investor Affiliate").
RECITALS:
(A)	The Founder is a founder of Tarena International, Inc. ("Listco"), a limited liability company organized and existing under the laws of Cayman Islands, whose shares are listed on The NASDAQ Global Select Market ("NASDAQ").
(B)	The Investor Affiliate and Connion (as defined below), an Affiliate of the Founder, entered to the Share Purchase Agreements (as defined below) in respect of the purchase of certain shares of Listco. The Issuer Group (as defined below) wishes to seek funding from the Investor for purchasing the shares of Listco in accordance with the Share Purchase Agreements.
(C)	The Issuer wishes to (a) issue and sell to the Investor a convertible bond in the aggregate principal amount of US$20,500,000 in the form attached hereto as Exhibit A (the “Bond”), which will be convertible into ordinary shares of US$0.000001 par value per share in the capital of the Issuer (“Shares”) and (b) use all of the proceeds of from the issuance of the Bond to pay the purchase prices under the Share Purchase Agreements.
AGREEMENT:
SECTION 1
INTERPRETATION
1.1	Definitions. In this Agreement, unless the context otherwise requires, the following words and expressions have the following meanings:
"Affiliate" of a Person (the "Subject Person") means (a) in the case of a Person other than a natural person, any other Person that directly or indirectly Controls, is Controlled by or is under common Control with the Subject Person and (b) in the case of a natural person, any other Person that is directly or indirectly Controlled by the Subject Person or is a Relative of the Subject Person. In the case of the Investor, the term "Affiliate" includes (v) any shareholder of the Investor, (w) any of such shareholder's general partners or limited partners, (x) the fund manager managing such shareholder (and general partners, limited partners and officers thereof) and (y) trusts controlled by or for the benefit of any such individuals referred to in (w) or (x).
"Business Day" means any day other than a Saturday, Sunday or other day on which commercial banks in the PRC, Hong Kong or New York City are required or authorized by law or executive order to be closed.
"Calculation Date" means a day on which the NASDAQ is generally open for trading in shares.
"Chargors" means the Issuer and Techedu Limited and any other chargor under any Additional Share Charge Agreement(Listco).
"Commission" means the United States Securities and Exchange Commission.
"Competitors" means (i) the entities as set forth in Schedule 4 hereto and (ii) for each such entity, such entity’ Affiliates.
"Completion" means the completion of the issuance and purchase of the Bond.
"Completion Date" means the date and time at which Completion takes place.
"Connion" means Connion Capital Limited, a limited liability company incorporated under the laws of the British Virgin Islands and an Affiliate of the Founder.
"Contingent Obligation" means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any Indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability shall be paid or discharged, or that any agreements relating thereto shall be complied with, or that the holders of such liability shall be protected (in whole or in part) against loss with respect thereto.
"Control" of a Person means (a) ownership of more than fifty percent (50%) of the shares in issue or other equity interests or registered capital of such Person or (b) the power to direct the management or policies of such Person, whether through ownership or voting proxy of the voting power of such Person, through the power to appoint a majority of the members of the board of directors or similar governing body of such Person, through contractual arrangements or otherwise.
"Conversion Shares" means Shares issued upon conversion of the Bond.
"Encumbrance" means (a) any mortgage, charge (whether fixed or floating), pledge, lien, hypothecation, assignment, deed of trust, title retention, security interest or other encumbrance of any kind securing, or conferring any priority of payment in respect of, any obligation of any Person, including any right granted by a transaction which, in legal terms, is not the granting of security interest or any other encumbrance but which has an economic or financial effect similar to the granting of security interest or any other encumbrance under applicable law, (b) any lease, sub-lease, occupancy agreement, easement or covenant granting a right of use or occupancy to any Person, (c) any proxy, power of attorney, voting trust agreement, interest, option, right of first offer, negotiation or refusal or transfer restriction in favor of any Person and (d) any adverse claim as to title, possession or use.
"Equity Securities" means, with respect to any Person, such Person's shares, capital stock, membership interests, partnership interests, registered capital, joint venture or other ownership interests or any options, warrants or other securities that are directly or indirectly convertible into, or exercisable or exchangeable for, such shares, membership interests, partnership interests, registered capital or joint venture or other ownership interests (whether or not such derivative securities are issued by such Person).
"Goldman Sachs" means Goldman Sachs Investment Partners Master Fund, L.P. and Goldman Sachs Investment Partners Private Opportunities Holdings, L.P.
"Governmental Authority" means any government or political subdivision thereof; any department, agency or instrumentality of any government or political subdivision thereof; any court or arbitral tribunal; and the governing body of any securities exchange or other self-regulatory body, whether domestic or foreign, in each case having competent jurisdiction.
"Hong Kong" means the Hong Kong Special Administrative Region of the People’s Republic of China.
"IDG" means IDG Technology Venture Investments, L.P.
"Indebtedness" of any Person means, without duplication (i) all indebtedness for borrowed money, (ii) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including (without limitation) “capital leases” in accordance with generally accepted accounting principles (other than trade payables entered into in the ordinary course of business), (iii) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (iv) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (v) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (vi) all monetary obligations under any leasing or similar arrangement, whether or not classified as a capital lease in accordance with generally accepted accounting principles, (vii) all indebtedness referred to in clauses (i) through (vi) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (viii) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (i) through (vii) above.
"Investor Group" means the Investor and the Investor Affiliate, and "Investor Group Member" means any of them as the context may require.

"Investor Group Pro Rata Share" means the proportion that the number of shares of Listco held by the Investor Group bears to the aggregate number of all shares of Listco, in each case on a fully-diluted basis.
"Issuer Group" means the Founder and the Issuer, and "Issuer Group Member" means any of them as the context may require.
"Listco Group" means the Listco and its Subsidiaries, and a member of "Listco Group" means any of them.
"LTV" means, on any Calculation Date, the ratio of:
(a)	the aggregate of the outstanding principal amount of the Bond and interest accrued thereon; to
(b)	the product of the Closing Price and the aggregate number of the Initial Charged Shares of Listco (under the Share Charge Agreements(Listco) and if any, the Additional Charged Shares of Listco (to the extent that the charge over the Additional Charged Shares of Listco has not been released in accordance with the terms of this Agreement and the Share Charged Agreements).
"Obligors" means the Founder, the Issuer, Connion and the Chargors, and "Obligor" means any of them, as the context may require.
"Party" or "Parties" means any signatory or the signatories to this Agreement and any Person that subsequently becomes a party to this Agreement as provided herein.
"Person" means any natural person, firm, company, Governmental Authority, joint venture, partnership, association or other entity (whether or not having separate legal personality).
"Relative" of a natural person means the spouse of such person and any parent, grandparent, child, grandchild, sibling, first cousin, uncle, aunt, nephew, niece or in-laws of such person or spouse.
"SEC Reports" means all material reports, schedules, forms, statements and other documents filed or required to be filed by any Issuer Group Member or Listco with the Commission under the Securities Act and the Exchange Act including the exhibits thereto, documents incorporated by reference therein and any materials filed or furnished under the Exchange Act, whether or not any such reports were required.
"Share Charge Agreements(Listco)" means, collectively, the share charge agreement between the Issuer and the Investor and the share charge agreement between Techedu Limited and the Investor, both in respect of charge over shares in Listco and in the form attached hereto as Exhibit C.
"Share Charge Agreements" means the Share Charge Agreements(Listco) and any Additional Share Charge Agreement(Listco).
"Share Purchase Agreements" means the following agreements in respect of transfer of Listco’s shares:

(a)	the share purchase agreement dated June 13, 2015 among the Investor Affiliate, Connion, Goldman Sachs; and
(b)	the share purchase agreement dated June 13, 2015 among the Investor Affiliate, Connion and IDG.
"Subsidiary" of any Person (the "Parent") means any other Person directly or indirectly Controlled by the Parent, provided that a Subsidiary of the Founder shall not include any member of the Listco Group.
"Tax" means any tax, duty, deduction, withholding, impost, levy, fee, assessment or charge of any nature whatsoever (including, without limitation, income, franchise, value added, sales, use, excise, stamp, customs, documentary, transfer, withholding, property, capital, employment, payroll, ad valorem, net worth or gross receipts taxes and any social security, unemployment or other mandatory contributions) imposed, levied, collected, withheld or assessed by any local, municipal, regional, urban, governmental, state, national or other body in any jurisdiction and any interest, addition to tax, penalty, surcharge or fine in connection therewith.
"Tax Authority" means any Governmental Authority which imposes any Tax in any jurisdiction.
"Tax Returns" means any and all reports, returns, declarations, disclosures, or statements supplied or required to be supplied to a Tax Authority in connection with any Tax, including any schedule, attachment or amendment thereto.
"Transaction Documents" means this Agreement, the Bond, the Share Charge Agreements and the Share Purchase Agreements. A "Transaction Document" means any of them, as the context may require.
"US$" means United States Dollars, the lawful currency of the United States of America.
1.2	Terms Defined Elsewhere in this Agreement. The following terms are defined in this Agreement as follows:
"Additional Charged Shares of Listco"	Section 8.2(a)
"Additional Share Charge Agreement(Listco)"	Section 8.2
"Agreement"	Preamble
"Bond"	Recital
"Claims"	Section 5.6
"Closing Price"	Section 8.2
"Confidential Information"	Section 6.1
"Consideration"	Section 2.1
"Event of Default"	Section 4 of Exhibit A
"Founder"	Preamble
"Indemnified Party"	Section 5.6
"Initial Charged Shares of Listco"	Section 8.1
"Investor"	Preamble
"Investor Affiliate"	Preamble
"Investor Observer"	Section 7.9
"Investor Warranties"	Section 5.2

"Issuer"	Preamble
"Issuer Group Warranties"	Section 5.1
"Listco"	Recital
"Losses"	Section 5.6
"NASDAQ"	Recital
"Offeree"	Section 7.6(b)
"Proceeds"	Section 2.3
"Proposed Issuance"	Section 7.7(b)
"Proposed Recipient"	Section 7.7(a)
"Representatives"	Section 6.1
"Shares"	Recital
"Significant Transfer"	Section 7.6(a)
"Tag-Along Right"	Section 7.6(b)
"Top-Up Event"	Section 8.2
"Transfer"	Section 7.3(a)
"Transferee"	Section 7.6(a)
"Transferring Party"	Section 7.6(a)
"Transfer Notice"	Section 7.6(a)

1.3	Interpretation.
(a)	Directly or Indirectly. The phrase "directly or indirectly" means directly, or indirectly through one or more intermediate Persons or through contractual or other arrangements, and "direct or indirect" has the correlative meaning.
(b)	Gender and Number. Unless the context otherwise requires, all words (whether gender-specific or gender neutral) shall be deemed to include each of the masculine, feminine and neuter genders, and words importing the singular include the plural and vice versa.
(c)	Headings. Headings are included for convenience only and shall not affect the construction of any provision of this Agreement.
(d)	Include not Limiting. "Include," "including," "are inclusive of" and similar expressions are not expressions of limitation and shall be construed as if followed by the words "without limitation."
(e)	Law. References to "law" shall include all applicable laws, regulations, rules and orders of any Governmental Authority, any common or customary law, constitution, code, ordinance, statute or other legislative measure and any regulation, rule, treaty, order, decree or judgment; and "lawful" shall be construed accordingly.
(f)	References to Documents. References to this Agreement include the Schedules and Exhibits, which form an integral part hereof. A reference to any Section, Schedule or Exhibit is, unless otherwise specified, to such Section of, or Schedule or Exhibit to this Agreement. The words "hereof," "hereunder" and "hereto," and words of like import, unless the context requires otherwise, refer to this Agreement as a whole and not to any particular Section hereof or Schedule or Exhibit hereto. A reference to any document (including this

Agreement) is, unless otherwise specified, to that document as amended, restated, consolidated, supplemented, novated or replaced from time to time.
(g)	Knowledge. Where any statement is qualified by the expression "to the knowledge of a Person" or any similar expression, that statement shall, unless otherwise stated, be deemed to refer to the knowledge of a prudent Person in the position of such Person who shall be deemed to have knowledge of such matters as he would have discovered, had he made such enquiries and investigations as a prudent Person would have made to confirm the subject matter of the statement.
(h)	Share Calculations. In calculations of share numbers, (i) references to "fully diluted basis" mean that the calculation is to be made assuming that all outstanding options, warrants and other Equity Securities convertible into or exercisable or exchangeable for shares (whether or not by their terms then currently convertible, exercisable or exchangeable), have been so converted, exercised or exchanged and (ii) references to an "as converted basis" mean that the calculation should be made assuming that the Bond has been so converted. Any share calculation that makes reference to a specific date shall be appropriately adjusted to take into account any share split, share consolidation or similar event after such date.
(i)	Founder’s Obligations. Where the Founder is required to perform his obligations hereunder, unless the context otherwise requires, he shall act in every capacity that he has, including as a director of Listco, a chief executive officer of Listco and a holder directly or indirectly holding shares or other Equity Securities in Listco or the Issuer, subject to applicable law, the rules of NASDAQ or any other stock exchange on which any share of the Listco is listed, including the fiduciary duties of the Founder under applicable law where he acts in his capacity as a director of Listco.
(j)	Writing. References to writing and written include any mode of reproducing words in a legible and non-transitory form including emails and faxes.
(k)	Language. This Agreement is drawn up in the English language.
SECTION 2
SALE AND PURCHASE OF THE BONDS
2.1	Bond. Upon the terms and subject to the conditions of this Agreement, the Investor agrees to purchase, and the Issuer agrees to issue and sell to the Investor at Completion, the Bond for a total purchase price of US$20,500,000 (the "Consideration").
2.2	Consideration. Upon the terms and subject to the conditions of this Agreement, the Investor shall pay the Consideration at Completion in the manner as set forth in Section 4.2(b).
2.3	Use of Proceeds. The Issuer shall use all of the proceeds from the issuance of the Bond (the "Proceeds") to pay the purchase prices for the Founder Target Shares (as defined in the Share Purchase Agreements) under the Share Purchase Agreements.

SECTION 3
CONDITIONS PRECEDENT TO COMPLETION
3.1	Conditions Precedent to Obligations of the Investor at Completion. The obligation of the Investor to complete the purchase of the Bond at Completion is subject to the fulfillment, prior to or simultaneously with Completion, of the following conditions, any one or more of which may be waived in writing by the Investor:
(a)	the Issuer Group Warranties remaining true and correct on the Completion Date as provided in Section 5.5;
(b)	the Issuer and the other Obligors having performed and complied with all of its agreements and obligations contained in the Transaction Documents to which it is a party that are required to be performed or complied with by it on or before Completion;
(c)	the Issuer and the other Obligors having duly attended to and carried out all corporate procedures that are required under the laws of its place of incorporation or establishment to effect its execution, delivery and performance of each Transaction Document to which it is a party and the transactions contemplated thereby;
(d)	all consents and approvals of, notices to and filings or registrations with any Governmental Authority or any other Person required pursuant to any applicable law of any Governmental Authority, or pursuant to any contract binding on the Obligors or whereby their respective assets are subject or bound, to consummate the transactions contemplated under this Agreement and the other Transaction Documents (to the extent that such transactions are to be completed on or prior to the Completion Date) having been obtained or made, and copies thereof having been provided to the Investor (each certified by a duly authorized director to be true, complete and correct copies thereof as of the Completion Date);
(e)	there being no Governmental Authority or other Person that has instituted or threatened any legal, arbitral or administrative proceedings or inquiry against the Issuer or any other Obligor to restrain or prohibit the transaction contemplated hereby or under any Transaction Document;
(f)	each of the Transaction Documents having been executed by each party thereto other than the Investor Group and delivered to the Investor Group;
(g)	except for the condition set forth in clause 6.3 (Condition to Obligations of the Founder Purchaser; Funding) of each Share Purchase Agreement, all conditions precedent to the Founder Closing (as defined in each Share Purchase Agreement) having been satisfied or waived in accordance with the terms thereof;
(h)	Connion having assigned each Share Purchase Agreement to the Issuer;
(i)	there having been since the date of this Agreement, no material adverse change in, and no change in circumstances that has or would result in a material adverse impact on the business, operations, properties or financial condition or prospects of any Obligor;
(j)	no SEC Report filed or furnished, at the time they were filed or furnished (and if amended or superseded by a filing prior to the date of this Agreement or the Completion Date, then on the date of such filing and as amended or superseded), containing any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and
(k)	the Issuer having delivered to the Investor a certificate, dated the Completion Date and signed by an authorized signatory of the Issuer, certifying that the conditions set forth in this Section 3.1 have been satisfied.
3.2	Conditions Precedent to Obligations of Issuer at Completion. The Issuer's obligation to complete the issuance of the Bond at Completion is subject to the fulfillment, prior to or simultaneously with Completion, of the following conditions, any one or more of which may be waived by the Issuer:
(a)	the Investor Warranties remaining true and correct on the Completion Date as provided in Section 5.5;
(b)	each Investor Group Member having performed and complied with all of its agreements and obligations contained in the Transaction Documents to which it is a party that are required to be performed or complied with by it on or before Completion;
(c)	each Investor Group Member having duly attended to and carried out all corporate procedures that are required under the laws of its place of incorporation or establishment to effect its execution, delivery and performance of each Transaction Document to which it is as a party and the transactions contemplated thereby;
(d)	there being no Governmental Authority or other Person that has instituted or threatened any legal, arbitral or administrative proceedings or inquiry against any Investor Group Member to restrain or prohibit the transaction contemplated hereby;
(e)	this Agreement having been executed by each party thereto other than the Obligors and delivered to the Issuer Group;
(f)	except (i) for the condition set forth in clause 6.3 (Condition to Obligations of the Founder Purchaser; Funding) of each Share Purchase Agreement and (ii) where a condition is not satisfied solely due to the failure of Connion (or its permitted assignee) to use its reasonable commercial efforts to consummate the transactions contemplated by each Share Purchase Agreement, all conditions precedent to the Founder Closing (as defined in each Share Purchase Agreement) having been satisfied or waived in accordance with the terms thereof; and

(g)	the Investor having delivered to the Issuer a certificate, dated the Completion Date and signed by an authorized signatory of the Investor, certifying that the conditions set forth in this Section 3.2 have been satisfied.
3.3	Notices of Breaches. Each of the Issuer Group and the Investor Group shall give the other group prompt notice of any event, condition or circumstance occurring prior to the Completion Date that would constitute a breach by any member of such group of any terms and conditions contained in this Agreement.
SECTION 4
COMPLETION ACTIONS
4.1	Time and Place of Completion. Completion shall take place remotely by electronic transmission on the Founder Closing Date (as defined in the Share Purchase Agreements) (or at such other time and place as the Parties may agree or as may be determined pursuant to Section 4.3), provided that all the conditions precedent set forth in Sections 3.1 and 3.2 (other than those conditions precedent that by their terms cannot be fulfilled until Completion) have been satisfied or waived in writing on or prior to such date.
4.2	Actions at Completion. At Completion,
(a)	the Issuer shall issue the Bond to the Investor free and clear of all Encumbrances; and
(b)	the Investor shall pay the Consideration to the Issuer, and the Issuer hereby irrevocably instructs the Investor to pay the Consideration in the following manner:
(i)	the Investor shall pay US$12,675,488.25 to the accounts designated by Goldman Sachs, the details of which are set forth in Schedule 5; and
(ii)	the Investor shall pay US$7,824,511.75 to the account designated by IDG, the details of which are set forth in Schedule 5, as discharge of the Issuer’s obligations to pay the purchase prices of the Founder Target Shares (as defined in the Share Purchase Agreements) to Goldman Sachs and IDG under the Share Purchase Agreements, and the payment pursuant to the above sub-section (b)(i) and (ii) shall be treated as a full discharge of the obligation of the Investor to pay the Consideration to the Issuer.
4.3	Actions if Conditions not Fulfilled. If any condition set forth in Section 3 shall not have been fulfilled or waived in writing by the Founder Closing Date,
(a)	the Investor, in the case of a failure of any of the conditions set forth in Section 3.1 by the Issuer Group, may, at its option, without prejudice to its rights hereunder and in accordance with applicable law:
(i)	defer Completion to a later date;
(ii)	so far as practicable, proceed to Completion; or

(iii)	terminate this Agreement, in accordance with Section 10.2; and
(b)	the Issuer, in the case of a failure of any of the conditions set forth in Section 3.2 by the Investor Group, may, at its option, without prejudice to its rights hereunder and in accordance with applicable law:
(i)	defer Completion to a later date;
(ii)	so far as practicable, proceed to Completion; or
(iii)	terminate this Agreement in accordance with Section 10.2.
SECTION 5
REPRESENTATIONS, WARRANTIES AND INDEMNITY
5.1	Issuer Group Warranties. Each of the Issuer Group Member represents and warrants to the Investor in the terms of the warranties set forth in Schedule 2 (such warranties, the "Issuer Group Warranties") and acknowledges that the Investor in entering into this Agreement is relying on the Issuer Group Warranties.
5.2	Investor Warranties. The Investor represents and warrants to each of the Issuer Group Member in the terms of the warranties set forth in Schedule 3 (such warranties, the "Investor Warranties") and acknowledges that the Issuer in entering into this Agreement is relying on the Investor Warranties.
5.3	No Prejudice to Claims. No investigation by or on behalf of any Investor Group Member shall prejudice any claim made by it, under the indemnity contained in Section 5.6 or operate to reduce any amount recoverable thereunder. It shall not be a defense to any claim against an Obligor that an Investor Group Member knew or ought to have known or had constructive knowledge of any information relating to the circumstances giving rise to such claim.
5.4	Separate and Independent. The Issuer Group Warranties shall be separate and independent and save as expressly provided shall not be limited by reference to any other paragraph or anything in this Agreement or the Schedules.
5.5	Bring-Down to Completion. The Issuer Group Warranties shall be deemed to be repeated as at the Completion Date as if they were made on and as of the Completion Date and all references therein to the date of this Agreement were references to the Completion Date. The Investor Warranties shall be deemed to be repeated as at the Completion Date as if they were made on and as of the Completion Date and all references therein to the date of this Agreement were references to the Completion Date.
5.6	Indemnity. Each Issuer Group Member shall indemnify the Investor and its Affiliates (collectively, the "Indemnified Parties"), against, and hold such Indemnified Party harmless from, all losses, claims, damages, liabilities and related expenses (including the expenses of preparation and reasonable attorneys' fees and disbursements) (collectively, the "Losses") incurred by an Indemnified Party in connection with all claims, actions, proceedings, investigations, demands, judgments and awards (together "Claims") against or otherwise involve the Indemnified Party, in connection with or arising out of (i) any breach by any Obligor of the representations, warranties or covenants or agreements given by it under this Agreement or any other Transaction Document (excluding the Share Purchase Agreements) to the Investor Group, (ii) any failure by any Issuer Group Member to comply with any statute or regulation (including any requirement of statute or regulation in relation to Tax) in relation to the issue and sale of the Bond, redemption or conversion of the Bond or other transactions under any other Transaction Document (excluding the Share Purchase Agreements), or (iii) any investigation, preparation, dispute or defense of, or provision of evidence in connection with, any Claim arising out of clauses (i) or (ii) above (whether or not the Indemnified Party is an actual or potential party to such Claim) or establishment of any Claim arising out of clauses (i) or (ii) above or mitigation of any Loss on its part or otherwise enforcement of its rights under this Section 5.6, which shall be additional and without prejudice to any rights which the Indemnified Party may have at common law or otherwise, provided that (i) no Issuer Group Member shall be liable under this Section 5.6 unless the aggregate amount of Losses exceeds US$500,000 in which case the Issuer Group Members shall be liable for all such Losses, and (ii) the maximum aggregate liability of the Issuer Group shall not exceed US$22,800,000.
5.7	Limited Recourse to Founder. Notwithstanding anything in this Agreement to the contrary, no Party shall seek any claim against the Founder’s personal assets other than his direct or indirect right or interest related to the Charged Assets (as defined in each Share Charge Agreement), unless the Founder breaches its obligations under Section 8.2 (Top-Up) of this Agreement or any restriction on Transfer of shares in the Issuer or Listco under this Agreement or any other Transaction Document.
5.8	Survival. The representations and warranties made by an Issuer Group Member under this Agreement shall continue in full force and effect until the end of the twenty-seventh (27th) month following the Completion Date. The agreements and undertakings made by an Issuer Group Member under this Agreement shall continue in full force and effect notwithstanding completion of the arrangements for the issue and sale of the Bond.
SECTION 6
CONFIDENTIALITY
6.1	General Obligation. Each of the Issuer Group Members and the Investor Group Members undertakes to each member of the other group that it shall not reveal, and that it shall use its commercially reasonable efforts to procure that its respective directors, equity interest holders, officers, employees, agents, counsel and advisors who are in receipt of any Confidential Information (collectively, "Representatives") do not reveal, to any third party any Confidential Information without the prior written consent of the concerned Party or use any Confidential Information in such manner that is detrimental to the concerned Party. The term "Confidential Information" as used in this Section 6 means: (a) any non-public information concerning the organization, structure, business or financial results or condition of any Party; (b) the terms of this Agreement and any other Transaction Document, and the identities of the Parties and their respective Affiliates; and (c) any other information or material prepared by a Party or its Representatives that contains or otherwise reflects, or is generated from, Confidential Information.
6.2	Exceptions. The provisions of Section 6.1 shall not apply to:

(a)	disclosure of Confidential Information that is or becomes generally available to the public other than as a result of disclosure by or at the direction of a Party or any of its Representatives in violation of this Agreement;
(b)	disclosure by a Party to a Representative or an Affiliate if such Representative or Affiliate (i) is under a similar obligation of confidentiality or (ii) is otherwise under a binding professional obligation of confidentiality;
(c)	disclosure, after giving prior notice to the other Parties to the extent practicable under the circumstances and subject to any practicable arrangements to protect confidentiality, to the extent required under the rules of any stock exchange on which the shares of a Party or its parent company are listed or by applicable laws or governmental regulations or judicial or regulatory process or in connection with any judicial process regarding any legal action, suit or proceeding arising out of or relating to this Agreement; provided that no prior notice to any Party shall be required to be given under this Section 6.2(c) with respect to any dispute arising out of or relating to this Agreement;
(d)	disclosure by a Party to its permitted transferees or assignees; or
(e)	disclosure by an Investor Group Member or its Affiliates of Confidential Information that is reasonably necessary in connection with its reporting requirements to its limited partners in the ordinary course of business.
6.3	Publicity. Except as required by law, by any Governmental Authority or otherwise agreed by all the Parties, no publicity release or public announcement concerning the relationship or involvement of the Parties shall be made by any Party; provided that any such publicity release or public announcement shall be reviewed and agreed by the Parties prior to its release.
SECTION 7
COVENANTS AND UNDERTAKINGS
7.1	Benefit of Covenants.
(a)	The covenants of the Issuer Group under this Section 7 shall be for the sole benefit of the Investor Group, its successors and its permitted transferees or assigns. For the avoidance of doubt, the covenants of the Issuer Group under this Section 7 shall not arise unless and until Completion and the issuance of the Bond, if at all.
(b)	The covenants of the Investor Group under this Section 7 shall be for the sole benefit of each Issuer Group Member, its successors and its permitted transferees or assigns. For the avoidance of doubt, the covenants of the Investor Group under this Section 7 shall not arise unless and until Completion and the issuance of the Bond, if at all.
7.2	Compliance with Law; Disclosure of Criminal or Regulatory Investigation. The Issuer shall comply in all material respects with all applicable laws. The Issuer shall keep the Investor promptly informed of any events, discussions, notices or changes with respect to any criminal or regulatory investigation or material action involving the Issuer or any director, officer or, to the extent feasible, any other Person acting for or on behalf of the Issuer, so that the counterparty shall have the opportunity to take appropriate steps to avoid or mitigate any regulatory consequences to the counterparty that might arise from such criminal or regulatory investigation or action. The Issuer and any director or officer shall, and the Issuer shall use commercially reasonable efforts to cause any other Person acting for or on behalf of the Issuer to, reasonably cooperate with the Investor in an effort to avoid or mitigate any cost or regulatory consequences that might arise from such investigation or action (including, its legally permissible, by providing an opportunity review written submissions in advance, attend meetings with authorities, coordinate and provide assistance in meeting with regulators and, by making a public announcement of such matters). The provisions in this Section 7.2 shall be in full force and effect only for as long as the Investor owns any Bond, provided, however, that if there is any criminal or regulatory investigation or material action that has occurred prior to conversion of the Bond, the Issuer shall continue to perform its obligations under this Section 7.2 in respect of such criminal or regulatory investigation or material action.
7.3	Restrictions on Actions. Conditional upon Completion and the issuance of the Bond, other than the transactions contemplated under the Transaction Documents:
(a)	only for as long as the Investor Group owns any Bond or Conversion Share, without prejudice to other restrictions set forth in this Section 7 including Section 7.5 (Transfer Limitation), the Founder shall not directly or indirectly, sell, give, assign, hypothecate, pledge, encumber, grant a security interest in or otherwise dispose of, or grant any right, title or interest (including any contractual or other legal arranging having the effect of transferring any or all of the benefits of ownership) in, or suffer to exist any Encumbrance (each, a "Transfer") any shares in the Issuer, except (i) and to the extent necessary to give effect to the provisions contained in this Agreement or any other Transaction Document, (ii) in compliance with the provision of this Section 7 or (iii) with the Investor’s prior written consent;
(b)	only for as long as the Investor Group owns any Bond, without prejudice to other restrictions set forth in this Section 7, the Issuer shall not Transfer any share in Listco, except (i) and to the extent necessary to give effect to the provisions contained in this Agreement or any other Transaction Document, (ii) in compliance with the provision of this Section 7 or (iii) with the Investor’s prior written consent;
(c)	only for as long as the Investor owns any Bond, without the prior written consent of the Investor, the Issuer shall not, and the Founder shall procure the Issuer not to:
(i)	amend, modify or waive any provisions of its charter documents;
(ii)	change its name;
(iii)	engage in any business other than implementation of the Transaction Documents;
(iv)	merge, amalgamate or consolidate with any other entity;

(v)	issue, redeem, repurchase any securities (including any Equity Securities or any debt or other securities of any kind) of any type or class;
(vi)	undertake any recapitalization or similar transaction, or consolidate, sub-divide, convert, reclassify or redesignate its share capital;
(vii)	change its auditors or change the accounting policies (including financial year end);
(viii)	change its jurisdiction of incorporation;
(ix)	establish any joint venture, partnership, branch or subsidiary;
(x)	pass any resolution which would result in its winding up, liquidation or entering into administration or receivership;
(xi)	make any investment or incur any commitment;
(xii)	borrow any sum or obtain any financial facilities;
(xiii)	declare any dividend, make any payment or other distribution to any shareholder (whether in cash, securities, property or other assets), or set any policy regarding the same;
(xiv)	change the size or composition of its board of directors or any committee thereof;
(xv)	sell, dispose of or transfer any of its assets, business or shares; or
(xvi)	incur any Indebtedness (other than any reasonable and customary corporate agent fee and government charge that (x) are incurred solely for the purpose of maintaining the corporate existence and good standing of the Issuer and (y), if the Bond is converted, shall be reimbursed by the Founder on or prior to conversion of the Bond) or create any Encumbrance over the whole or any part of its undertaking, property or assets; or
(xvii)	enter into or permit any transaction, directly or indirectly, with any Person (other than any reasonable and customary corporate agent engagement solely for the purpose of maintaining the corporate existence and good standing of the Issuer); and
(d)	only for so long as the Investor Group holds not less than 4,195,662 shares in Listco and the Issuer has not redeemed the Bond in full, without the approval of the Investor, neither the Founder nor its Subsidiaries including the Issuer shall agree to have any member of the Listco Group to take any of the following actions:
(i)	issue any securities (including any Equity Securities or any debt or other securities of any kind) of any type or class, carry out any equity financing or undertake any obligation in relation to any of the above, provided that this Section 7.3(d)(i) shall not apply to (x) any grant of share-based awards pursuant to share incentive plans of Listco or any exercise of share-based awards granted pursuant to any existing share incentive plan of Listco (which plan is adopted on or prior to the date hereof), (y) any issuance of Class A ordinary shares of Listco upon the conversion of Class B ordinary shares of Listco pursuant to Listco’s memorandum and articles of association or (z) any issuance of Equity Security in connection with any share dividend, subdivision, combination or reclassification of capital stock in which all shareholders of Listco are entitled to participate on a pro rata basis;
(ii)	merge, amalgamate or reorganization, or acquisition, in each case exceeding US$10 million, or take any action which would result in a change of control or a transfer of its asset the value of which is US$10 million or more;
(iii)	carry out business other than education business in its nature; or
(iv)	delist or change its listing place, or take any other actions which may affect the liquidity of the Investor Group’s investment contemplated under the Transaction Documents, provided that the Investor Group shall provide support if Listco intends to list its shares or its subsidiary’s shares in a stock exchange located in the People’s Republic of China.
7.4	Lockup Period.
(a)	For the period commencing from the issuance date of the Bond and ending on the last day of the sixth (6) month after the issuance date of the Bond, the Founder shall not, and shall procure its Subsidiaries not to, directly or indirectly sell, give, assign, dispose of or transfer any shares in Listco.
(b)	For the period commencing from the issuance date of the Bond and ending on the last day of the sixth (6) month after the issuance date of the Bond, each Investor Group Member shall not, and each Investor Group Member shall procure its Affiliates not to, directly or indirectly sell, give, assign, dispose of or transfer any shares in Listco, except where there is an Event of Default.
7.5	Transfer Limitation.
(a)	Notwithstanding any other provision of this Agreement, and conditional upon Completion and beginning from the Completion Date, only for as long as the Investor Group owns any Bond, Conversion Shares or shares of Listco acquired pursuant to the Share Purchase Agreements, the Founder shall not, and shall procure its Subsidiaries not to, sell, give, assign, dispose of or transfer, directly or indirectly, an aggregate of 5,687,905 or more shares in Listco through one or more transactions, without the prior written consent of the Investor.
(b)	Without the Founder’s prior written consent, no Investor Group Member shall (i) assign this Agreement or any of its rights or obligations hereunder to a Competitor or (ii) sell, give, assign, dispose of or transfer any Bond, Conversion Share or share in Listco acquired pursuant to the Share Purchase Agreements to a Competitor; provided, however, that this Section 7.5(b) shall not apply where (i) there is an Event of Default or (ii) an Investor Group Member transfer shares in Listco through a public sale (including a block trade through a broker or underwriter).
7.6	Investor Group’s Tag-Along Rights.
(a)	Transfer Notice. Subject to any other restrictions under this Agreement or any other Transaction Document, if the Founder or any of his Subsidiaries (the "Transferring Party") proposes to make a sale, disposition or transfer of shares in Listco and the number of the shares being sold, disposed of or transferred equals or exceeds 50% of the shares in Listco held by the Founder directly or indirectly through his Subsidiaries (a "Significant Transfer"), the Transferring Party shall deliver a transfer notice (the "Transfer Notice") which shall include, in addition to those items specified in Section 7.6(b), (i) the name of the proposed transferee (the "Transferee"), (ii) the number and class of shares in Listco that the Founder then directly owns or indirectly owns through his Subsidiaries, (iii) the expected date of consummation of the Significant Transfer, (iv) a representation that the Transferee has been informed of the Tag-Along Rights provided for in Section 7.6 and has agreed to purchase the shares required to be purchased in accordance with the terms of this Section 7.6 and (v) a representation that no consideration, tangible or intangible, is being provided to the Transferring Party that is not reflected in the price to be paid to the Offeree exercising its Tag-Along Rights hereunder. Such Transfer Notice shall be accompanied by true and complete copies of all agreements between the Transferring Party and the Transferee regarding the Significant Transfer.
(b)	Tag-Along Rights. Any Investor Group Member (the "Offeree") shall have the right (the "Tag-Along Right") but not the obligation to require the Transferee in a Significant Transfer to purchase from such Offeree, for the same consideration per share of Listco and upon the same terms and conditions as to be paid and given to the Transferring Party, up to a maximum of the number of shares of Listco held by such Offeree multiplied by a fraction, the numerator of which is the number of the shares of Listco proposed to be Transferred by the Transferring Party and the denominator of which is the total number of the shares of Listco held by the Founder directly or indirectly through his Subsidiaries; provided, however, that the Offeree shall not be required, in connection with the Significant Transfer, to make any representation or warranty solely concerning any member of the Listco Group.
(c)	Tag-Along Notice. Within 30 days after receiving the Transfer Notice with respect to a Significant Transfer, each Offeree who elects to exercise its Tag-Along Right shall deliver a written notice of such election to the Transferring Party, specifying the number of shares with respect to which it has elected to exercise its Tag-Along Right.
(d)	Consummation. Where an Offeree has properly elected to exercise its Tag-Along Right and the Transferee fails to purchase the shares of Listco from such Offeree, the Transferring Party shall not make the Significant Transfer, and if purported to be made, such Significant Transfer shall be void.
(e)	The provisions in this Section 7.6 shall not become effective or enforceable unless and until Completion and the issuance of the Bond, if at all, and shall remain in full force and effect only for as long as the Investor Group owns not less than 3,413,132 shares in Listco.
7.7	Investor Group’s Preemptive Rights
(a)	Restrictions. The Founder shall not agree to have Listco to issue any share or any other Equity Security of any type or class to any Person (the "Proposed Recipient") unless Listco has offered the Investor Group in accordance with the provisions of this Section 7.7 the right to purchase the Investor Group Pro Rata Share of such issuance for a per unit consideration, payable solely in cash, equal to the per unit consideration to be paid by the Proposed Recipient and otherwise on the same terms and conditions as are offered to the Proposed Recipient; provided that the foregoing restriction shall not apply to (i) any grant of share-based awards pursuant to any share incentive plan of Listco (which plan is adopted on or prior to the date hereof), (ii) any exercise of share-based awards granted pursuant to such share incentive plan of Listco, (iii) any issuance of Class A ordinary shares of Listco upon the conversion of Class B ordinary shares of Listco, (iv) financing activities for the purpose of purchasing equipment for Listco Group, (v) Equity Security issued in connection with any share dividend, subdivision, combination or reclassification of capital stock in which all shareholders of Listco are entitled to participate on a pro rata basis or (vi) any issuance of Equity Security in consideration of an acquisition or merger (provided that if the Investor’s approval is required for such acquisition or merger pursuant to Section 7.3(d), such approval has been obtained).
(b)	Notice. Not less than 30 days before a proposed issuance of securities other than in connection with an issuance permitted under Section 7.7 (a "Proposed Issuance"), the Founder shall use his commercially reasonable efforts to deliver or use his commercially reasonable efforts to cause to be delivered to the Investor written notice of the Proposed Issuance setting forth (i) the number, type and terms of the securities to be issued, (ii) the consideration to be received by Listco in connection with the Proposed Issuance and (iii) the identity of the Proposed Recipients.
(c)	Exercise of Rights. Within 30 days following delivery of the notice referred to in Section 7.7(b), subject to the consent of Listco which consent the Founder shall use his commercially reasonable efforts to cause Listco to give, any Investor Group Member may exercise its rights under this Section 7.7 by giving written notice to Listco specifying the number of securities to be purchased by it. If the Investor Group fails to give the notice required under this Section 7.7(c) because of the failure or inability of the Founder to deliver, or cause Listco to deliver, the notice contemplated under this Section 7.7, the Founder shall not agree to have Listco to issue any share or any other Equity Security to the Proposed Recipient in the contemplated transaction. The Founder shall not agree to have Listco to complete any Proposed Issuance under this Section 7.7 not purchased by the Investor Group to the Proposed Recipient, unless the Proposed Issuance is completed, on terms and conditions not more favorable than those offered to the Investor Group. If such issuance is not consummated within a 60-day period from the expiration of the 30-day period described above, the Founder shall not agree to have Listco to pursue any Proposed

Issuance without again going through the procedures contemplated by this Section 7.7.
(d)	The provisions in this Section 7.7 shall not become effective or enforceable unless and until Completion and the issuance of the Bond, if at all, and shall remain in full force and effect only for a period of two (2) years from the date of this Agreement, provided that the provisions in this Section 7.7 shall immediately terminate and be of no further effect in the event that the Investor Group holds less than 3,413,132 shares in Listco.
7.8	No Avoidance of Restrictions. The provisions set forth in Section 7 cannot be avoided by Transfer of any direct or indirect interest, legal or beneficial, in the Equity Securities in any Person. For purposes of this Section 7, any direct or indirect Transfer of any portion of any Equity Securities in the Issuer or any other Subsidiary of the Founder which directly or indirectly holds shares in Listco shall be deemed to be a Transfer of a corresponding portion of the shares in Listco by the Founder. Any Transfer of shares or any attempt to Transfer any shares in violation of this Section 7 shall be null and void ab initio.
7.9	Investor Observer.
(a)	Conditional upon Completion and beginning from the Completion Date, the Investor Group shall have the right to appoint one (1) observer (the "Investor Observer") in:
(i)	the Issuer, only for as long as the Issuer has not redeemed the Bond in full; and
(ii)	Listco, only for so long as the Investor Group holds not less than 3,413,132 shares in Listco.
(b)	Conditional upon Completion and beginning from the Completion Date, and subject to Section 7.9(a)(ii), the Founder shall use his commercially reasonable efforts to cause:
(i)	the Investor Observer to have the right to attend all meetings of the board of Listco or the Issuer (as the case may be); and
(ii)	the board of Listco or the Issuer (as the case may be) to provide the Investor Observer with copies of all notices, minutes, consents and other materials and information that it provides to its directors at the same time and in the same manner as provided to its directors, to the extent not in violation of any applicable law or any rule of NASDAQ or any other stock exchange on which any share of the Listco is listed.
7.10	Dividends of Listco. Conditional upon Completion and beginning from the Completion Date, and only for so long as (i) the Investor Group holds not less than 3,413,132 shares in Listco and (ii) the Issuer has not redeemed the Bond in full, the Founder shall use his commercially reasonable efforts to cause Listco to distribute not less than 25-35% of its annual net income to its shareholders in each year.

7.11	Registration Rights. Conditional upon Completion and beginning from the Completion Date, the Founder shall use his commercially reasonable efforts to cause Listco to enter into a registration rights agreement in the form attached hereto as Exhibit B with the Investor Affiliate within 30 days after the date hereof, provided that Listco has obtained prior written consent from Goldman Sachs and IDG for Listco to enter into such registration rights agreement.
7.12	Founder Devotement. Conditional upon Completion and beginning from the Completion Date, and only for so long as the Investor Group holds not less than 1,365,252 shares in Listco, the Founder shall (a) not resign from his current positions as chairman of the board of directors and chief executive officer of Listco and (b) devote most of his time, attention and skill to the performance of his duties in Listco.
7.13	Investor Group’s Right Not to Take Action. Notwithstanding any other provision of this Agreement, no Investor Group Member shall be obligated to take any action or omit to take any action under this Agreement that it believes, in good faith based on the written advice of its counsel, would cause it to be in violation of any applicable law or any rule of NASDAQ or any other stock exchange on which any share of the Listco is listed.
SECTION 8
SECURITIES
8.1	Securities. Conditional upon Completion and the issuance of the Bond, each Issuer Group Member shall procure that each Chargor shall (a) enter into the corresponding Share Charge Agreement with the Investor simultaneously with Completion, (b) charge in total 4,000,000 shares of Listco (the “Initial Charged Shares of Listco”) to the Investor pursuant to the terms of the Share Charge Agreements simultaneously with Completion and (c) perform other obligations thereunder upon entry into the Share Charge Agreements.
8.2	Top-Up. Conditional upon the signing of the Share Charge Agreements, if on any Calculation Date after the Completion Date, the closing price of Listco’s shares on The NASDAQ Global Select Market (the “Closing Price”) is less than US$6 per share, as adjusted for any share split, share consolidation or similar event after the date of this Agreement (a “Top-Up Event”), the Issuer Group shall immediately notify the Investor and take the following actions within 10 Business Days after such Calculation Date:
(a)	charge, or caused to be charged, additional shares of Listco (the “Additional Charged Shares of Listco”) to the Investor which shall become part of the Charged Assets (as defined in the Share Charge Agreements(Listco) or Additional Share Charged Agreement(Listco), as applicable); and / or
(b)	redeem in part or in full the Bond and pay interest accrued thereon in accordance with the terms of the Bond, such that if the LTV were to be tested as of such Calculation Date on a pro forma basis as if such actions had been taken before such Calculation Date, the LTV would be not more than 50%.

If the Additional Charged Shares of Listco (or any part of them) are not owned by a Chargor or the Investor reasonably requires that a separate share charge agreement in respect of the Additional Charged Shares of Listco shall be entered into, the Founder and each of the other Issuer Group Members shall procure that the owner(s) of the Additional Charged Shares of Listco shall within 10 Business Days after the aforesaid Calculation Date (or, in case where a separate share charge agreement is required by the Investor, within 10 Business Days after the Investor so requires) (i) enter into a share charge agreement (an “Additional Share Charge Agreement(Listco)”) in substantially the same form as the Share Charge Agreements(Listco) with the Investor and (ii) charge the Additional Charged Shares of Listco to the Investor in accordance with the terms thereunder.
8.3	Release. If on any Calculation Date after the date of occurrence of the first Top-Up Event, (x) the Closing Price, as adjusted for any share split, share consolidation or similar event after the date of this Agreement, is more than US$10.25 and (y) the LTV is not more than 50%, the Issuer Group may deliver a written notice to the Investor and require the Investor to release the charge over all or part of the Additional Charged Shares of Listco within 10 Business Days after such notice, provided that:
(a)	as of the date of the proposed release, there is no Event of Default; and
(b)	if the LTV as of the date of the proposed release were recalculated on a pro forma basis taking into account the proposed release (as if such release had been made), no Top-Up Event would occur as a result of such release, and, for the avoidance of doubt, no charge over the Initial Charged Shares of Listco shall be released pursuant to this Section 8.3.
SECTION 9
FEES AND EXPENSES
9.1	Fees and Expense. Each Party shall bear the fees and expenses incurred by it in connection with the transaction contemplated, except otherwise provided in this Agreement or any other Transaction Document.
SECTION 10
TERMINATION
10.1	Effective Date; Termination. This Agreement shall become effective upon execution by all of the Parties and shall continue in force until terminated in accordance with Section 10.2.
10.2	Events of Termination. This Agreement may be terminated prior to Completion as follows:
(a)	if any one or more of the conditions set forth in Section 3.1 to the obligation of the Investor to complete has not been fulfilled on or prior to the Founder Closing Date, the Investor shall have the right to terminate this Agreement with respect to its purchase of the Bond;

(b)	if any one or more of the conditions set forth in Section 3.2 to the obligation of the Issuer to complete has not been fulfilled on or prior to the Founder Closing Date, the Issuer shall have the right to terminate this Agreement with respect to its issuance of the Bond;
(c)	if any Issuer Group Member has breached any of the Issuer Group Warranties or any covenant or agreement contained in this Agreement, which breach cannot be cured or, if it is capable of being cured, is not cured within ten (10) days after the breach, any Investor Member shall have the right to terminate this Agreement;
(d)	if the Investor has breached any of the Investor Warranties, or any Investor Group Member has breached any covenant or agreement contained in this Agreement, which breach cannot be cured or, if capable of being cured, is not cured within ten (10) days after the breach, any Issuer Group Member shall have the right to terminate this Agreement; or
(e)	if Completion does not occur within ninety (90) Business Days after the date of this Agreement, any Party may, at its sole discretion, give written notice to the other Parties to terminate this Agreement;
provided, that any right to terminate this Agreement pursuant to this Section 10.2 shall not be available to (x) any Issuer Group Member if any Obligor is in breach of any of its obligations under any Transaction Document or (y) any Investor Group Member if any Investor Group member is in breach of any of its obligations under any Transaction Document.
10.3	Survival. If this Agreement is terminated in accordance with Section 10.2, it shall become void and of no further force and effect, except for the provisions of Section 6 (Confidentiality), Section 9 (Fees and Expenses), Section 5.6 (Indemnity), this Section 10.3 (Survival), Section 11 (Notices) and Section 13 (Governing Law and Jurisdiction); provided that such termination shall, unless otherwise agreed to by the Parties, be without prejudice to the rights or obligations of any Party in respect of a breach of this Agreement prior to such termination.
SECTION 11
NOTICES
11.1	Notices. Each notice, demand or other communication given or made under this Agreement shall be in writing in English and delivered or sent to the relevant Party at its address or fax number as set out below (or such other address or fax number as the addressee has by five (5) Business Days' prior written notice specified to the other Parties). Any notice, demand or other communication given or made by letter between countries shall be delivered by international commercial overnight delivery service or courier (such as Federal Express or DHL). Any notice, demand or other communication so addressed to the relevant Party shall be deemed to have been delivered, (a) if delivered in person or by messenger, when proof of delivery is obtained by the delivering Party; (b) if sent by post within the same country, on the third (3rd) Business Day following posting, and if sent by post to another country, on the seventh (7th) Business Day following posting; and (c) if given or made by fax, upon dispatch and the receipt of a transmission report confirming dispatch.

11.2	Addresses and Fax Numbers. The initial address and facsimile for each Party for the purposes of this Agreement are:
if to an Investor Group Member:	with a copy to:

c/o KKR Asia Limited Level 56, Cheung Kong Center 2 Queen's Road Central, Hong Kong Facsimile: (852) 2219-3000 Attention: Julian J. Wolhardt and Lane Zhao	Paul, Weiss, Rifkind, Wharton & Garrison 12th Floor, Hong Kong Club Building 3A Chater Road, Central Hong Kong Facsimile: (852) 2840-4300 Attention: John E. Lange

if to an Issuer Group Member:	with a copy to:

c/o Tarena International, Inc.
Address: Suite 10017, Building E, Zhongkun Plaza,
A18 Bei San Huan West Road, Haidian District
Beijing 100098, People’s Republic of China
Facsimile: +8610-6211-0873
Attention: Mr. Shaoyun Han

Skadden, Arps, Slate, Meagher & Flom
42/F, Edinburgh Tower, The Landmark,
15 Queen’s Road Central, Hong Kong
Fax Number: (852) 3910-4863 / (852) 3910-4891
Email: Julie.Gao@skadden.com / Will.Cai@skadden.com
Attention: Julie Z. Gao / Will H. Cai

SECTION 12
MISCELLANEOUS
12.1	No Partnership. The Parties expressly do not intend to form a partnership, either general or limited, under any jurisdiction's partnership law. The Parties do not intend to be partners to each other, partners as to any third party, or create any fiduciary relationship among themselves, solely by virtue of transactions contemplated hereby or the Investor Group's status as holder of the Bond or Conversion Share. Each Issuer Group Member further acknowledges that each Investor Group Member is not acting as a financial advisor or fiduciary of any Issuer Group Member or any other Obligor (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and no Issuer Group Member has received any advice given by any Investor Group Member or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby except for the Investor Warranties set forth in Schedule 3 hereto.
12.2	Amendment. This Agreement may not be amended, modified or supplemented except by a written instrument executed by each Party. Notwithstanding the forgoing, the Investor Group may terminate or waive any of its rights (or part of it) under this Agreement by delivering written notice to the Issuer Group with immediate effect, and the Issuer Group may terminate or waive any of its rights (or part of it) under this Agreement by delivering written notice to the Investor Group with immediate effect.

12.3	Waiver. No waiver of any provision of this Agreement shall be effective unless set forth in a written instrument signed by the Party waiving such provision. No failure or delay by a Party in exercising any right, power or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of the same preclude any further exercise thereof or the exercise of any other right, power or remedy. Without limiting the foregoing, no waiver by a Party of any breach by any other Party of any provision hereof shall be deemed to be a waiver of any subsequent breach of that or any other provision hereof.
12.4	Entire Agreement. This Agreement (together with the other Transaction Documents and any other documents referred to herein or therein) constitutes the whole agreement among the Parties relating to the subject matter hereof and supersedes any prior agreements or understandings relating to such subject matter.
12.5	Severability. Each and every obligation under this Agreement shall be treated as a separate obligation and shall be severally enforceable as such and in the event of any obligation or obligations being or becoming unenforceable in whole or in part. To the extent that any provision or provisions of this Agreement are unenforceable they shall be deemed to be deleted from this Agreement, and any such deletion shall not affect the enforceability of such provisions of this Agreement as remain not so deleted.
12.6	Counterparts. This Agreement may be executed in one or more counterparts including counterparts transmitted by telecopier or facsimile, each of which shall be deemed an original, but all of which signed and taken together, shall constitute one document.
12.7	Transfer; Assignment.
(a)	No Issuer Group Member shall assign this Agreement or any of its rights or duties hereunder to any Person without the prior written consent of the Investor.
(b)	Subject to Section 7.5(b), each Investor Group Member may assign this Agreement or any of its rights or obligations hereunder to any Person, provided that such Investor Group Member undertakes to promptly notify the Issuer Group in writing of any such assignment.
12.8	Further Assurances. Each Party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other Parties may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and other Transaction Documents and the consummation of the transactions contemplated hereby and thereby.
12.9	Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each Party shall be entitled to specific performance under the Transaction Documents. The Parties agree that monetary damages may not be adequate compensation for any loss incurred by a Party by reason of any breach of obligations hereunder by any other Party, and each Party hereby agrees to waive and not to assert in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

SECTION 13
GOVERNING LAW AND JURISDICTION
13.1	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Hong Kong, without giving effect to its conflicts of law principles.
13.2	Dispute Resolution. Each Party submits to the non-exclusive jurisdiction of the courts of Hong Kong in any suit or proceeding arising out of or relating to this Agreement

 [The remainder of this page is intentionally left blank]

IN WITNESS WHEREOF this Agreement has been executed on the day and year first above written.
Moocon Education Limited

By:	/s/ Shaoyun Han
Name: Shaoyun Han
Title: Director

HAN Shaoyun

/s/ Shaoyun Han

Talent Wise Investment Limited

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Director

Talent Fortune Investment Limited

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Director

Signature page to Convertible Bond Purchase Agreement

SCHEDULE 1
PARTICULARS OF THE ISSUER
Issuer
Registered Company Name :	Moocon Education Limited

Registered Address :	the offices of Trident Trust Company (B.V.I.) Limited, Trident Chambers, PO Box 146, Road Town, Tortola, the British Virgin Islands

Registration Number:	1879483

Place of Incorporation :	British Virgin Islands

Director(s) :	HAN Shaoyun

Authorized Share Capital :	1,000,000,000

Issued Share Capital :	1

Financial Year End :	31 December
Shareholder (and percentage of shareholding) :	HAN Shaoyun (100%)
Subsidiary:	None

1-1

SCHEDULE 2
ISSUER GROUP WARRANTIES
Definitions
In this Schedule, capitalized terms not otherwise defined have the meanings set forth in this Agreement, and the following terms have the meanings specified:
"Assets" means all assets, rights and privileges of any nature and all goodwill associated therewith, including rights in respect of Contracts, all intellectual property, equipment, any share or equity ownership.
"Contracts" means all contracts, agreements, licenses, engagements, leases, financial instruments, purchase orders, commitments and other contractual arrangements, that are currently subsisting and not terminated or completed.
"Litigation" has the meaning set forth in Clause 10 of this Schedule 2.
Warranties
1.	CORPORATE MATTERS

(a)	Organization, Good Standing and Qualification. The Issuer has been duly incorporated and organized and is validly existing (i) in good standing and (ii) in compliance with all registration and approval requirements in all material respects. Each Issuer Group Member has the power and authority to own and operate its Assets and properties and to carry on its business as currently conducted.
(b)	Charter Documents. The copies of the memorandum and articles of association of the Issuer are effective, have not been superseded and are true, correct and complete. All legal and procedural requirements concerning the adoption of such charter documents have been duly and properly complied with in all respects.
(c)	Capitalization and Other Particulars. The particulars of the Issuer's share capital set forth in Schedule 1 are a true, complete and correct description of the share capital of the Issuer on the date hereof and on the Completion Date. The Issuer is not in violation of any term of or in default under its certificate or articles of incorporation, memorandum and articles of association, by-laws, or their organizational charter or other constitutional documents, respectively.
(d)	Options, Warrants. Except for the Bond and Conversion Shares, there are no outstanding options, warrants, rights (including conversion or preemptive rights) or agreements for the subscription or purchase of any Equity Securities of the Issuer. No shares of the Issuer, or shares issuable upon exercise of the Bond, are subject to Encumbrances,

2-1

preemptive rights, rights of first refusal or other rights to subscribe for or purchase such shares, pursuant to any agreement or commitment (except for this Agreement). The issuance and sale of the Bond and Conversion Shares shall not result in a right of any Person to exercise any preemptive rights, rights of first refusals or other rights, or to adjust the exercise, conversion, exchange or reset price under any of such securities, except as contemplated by this Agreement. The issuance and sale of the Bond or Conversion Shares shall not obligate the Issuer to issue Shares or equivalents thereof or other securities to any Person (other than the Investor). All issued shares of the Issuer are fully paid and have been issued in compliance with applicable law. Except for the Transaction Documents, there are no shareholders' agreements, voting agreements or other similar agreements with respect to the Issuer's shares to which the Issuer is a party or, to the knowledge of the Issuer, between or among any of the Issuer's shareholders and other Person.
(e)	Subsidiaries. The Issuer does not hold any Equity Securities of, or any direct or indirect interest of any kind in, any other Person (except for Listco).
(f)	Corporate Records. The registers of shareholders, resolutions and all other documents of the Issuer required to be kept or filed with any relevant Governmental Authority under all applicable law have been properly maintained, filed or submitted for filing in accordance with applicable law.
(g)	No Immunity. No property of an Obligor enjoys any right of immunity from set off, suit or execution with respect to such Obligor's obligations under any Transaction Document.
2.	AUTHORIZATION AND VALIDITY OF TRANSACTIONS

(a)	Authorization. Each Obligor has the power and authority to execute, deliver and perform the Transaction Documents which it has signed as a party and, if such party is not a natural Person, such party is duly incorporated or organized and existing under the laws of the jurisdiction of its incorporation or organization. All actions on the part of the Issuer necessary for the authorization, allotment, issuance and delivery of the Bond and Conversion Shares have been taken or shall be taken prior to the Completion (in case of the Bond) or shall be taken on or prior to conversion (in case of the Conversion Shares).
(b)	Valid Issuance of Bond and Conversion Shares. The Bond, at the time of issuance, will be duly authorized and validly issued and free of restrictions on transfer other than restrictions on transfer described in Exhibit A and any applicable securities or corporate laws. The Conversion Shares when issued and paid for as provided upon conversion of the Bond shall be duly authorized and validly issued, fully paid and are and shall be free of restrictions on transfer other than restrictions on transfer described in Exhibit A and any applicable

2-2

securities or corporate laws. Upon conversion of the Bond, the Conversion Shares shall be equal to not less than 99.9999% of entire issued share capital of the Issuer. As of Completion, a number of Shares shall have been duly authorized and reserved for issuance exceeds one hundred fifty percent (150%) of the number of Shares issuable upon conversion of the Bond (assuming for purposes hereof, that the Bond is convertible at the price set forth in the Exhibit A and without taking into account any limitations on the conversion of the Bond set forth in Exhibit A).
(c)	Enforceability. The Transaction Documents to which an Obligor is a party, when executed by such Obligor (and assuming the due authorization, execution and delivery by all other parties to such Transaction Documents), shall be valid and binding obligations of such Obligor, enforceable against such Obligor in accordance with their respective terms, except where such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally or general principles of equity.
(d)	Valid Security. Each Share Charge Agreement, once entered into by all parties thereto and duly registered and filed, will create the security interest which it purports to create with the ranking and priority it is expressed to have, and such security interests are valid and effective. All necessary registration or filings in respect of the Share Charge Agreements will be obtained in accordance with their terms.
(e)	Consents and Approvals. All consents, approvals, orders or authorizations of, or registrations, qualifications, designations, declarations or filings with, any Governmental Authority or any other competent corporate authority required in connection with the execution, delivery and performance by an Obligor of this Agreement or any other Transaction Document or the consummation of the transactions contemplated hereby or thereby have been obtained or will be obtained prior to or promptly after Completion.
(f)	No Breach. The execution and delivery by each Obligor of each of the Transaction Documents to which it is a party and the implementation and performance by the foregoing entities of all the transactions contemplated under such Transaction Documents do not and shall not:
(i)	breach or constitute a default under any charter document of such entity or of the memorandum of association, articles of association, by-laws or other constitutional document of such Obligor, as applicable;
(ii)	result in a material breach of, or constitute a default under, or give rise to any right to any Person to declare a default under, any contract to which such entity or individual is a party or by which such entity or individual or its/his property or Assets is

2-3

bound or result in the acceleration of any obligation of such entity or individual (whether to make payment or otherwise) to any Person; or
(iii)	result in a violation or breach of or default under any law.
(g)	Private Offering. No registration of the Bond, pursuant to the provisions of the United States Securities Act of 1933, as amended (the "Securities Act") or any state securities or “blue sky” laws, will be required by the issuance of the Bond in accordance with this Agreement. The Issuer agrees that neither it, nor anyone acting on its behalf, shall offer to sell the Bond or any other securities of the Issuer so as to require the registration of the Bond pursuant to the provisions of the Securities Act or any state securities or “blue sky” laws.
3.	LEGAL COMPLIANCE

(a)	No Violation of Law. The Issuer has at all times carried on its business in compliance with all applicable laws, regulations and governmental guidance in all material respects. The Issuer has not committed any criminal offence or any breach of the requirements or conditions of any statute, treaty, regulation, by-law or other obligation relating to it or the carrying on of its business.
(b)	Permits and Registrations. The Issuer has all permits and has completed all material government registrations, licenses and consents necessary for the conduct of its business as currently conducted and to own or use its assets. The Issuer is not in breach of or default under any such Permit, and there is no reason to believe such Permit shall be suspended, cancelled or revoked.
(c)	SEC Reports. No SEC Report filed or furnished, at the time they were filed or furnished (and if amended or superseded by a filing, then on the date of such filing and as amended or superseded), containing any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.
(d)	Interference with Transaction. There is no Governmental Authority and to the knowledge of the Issuer Group, no other Person that has requested any information in connection with or instituted or threatened in writing any legal proceedings, arbitration or administrative proceedings or inquiry, regulatory inquiry against any Obligor to restrain, prohibit or otherwise challenge the issuance of the Bond or the Conversion Shares or any of the transactions contemplated under the Transaction Documents.

2-4

(e)	Ownership. The Issuer does not hold any equity interests in any Person, except for the shares in Listco to be purchased in accordance with the Share Purchase Agreements.
(f)	Ethic. None of the Issuer Group and any of its representatives has violated the U.S. Foreign Corrupt Practices Act (“FCPA”), the UK Bribery Act 2010 (and, in relation to conduct prior to 1 July 2011, the Public Bodies Corrupt Practices Act 1889 and the Prevention of Corruption Act 1906 (together with the Bribery Act 2010, the "UK Corruption Laws")) or any other anti-bribery or anti-corruption laws applicable to the Company or any Company Affiliate (collectively, “Anti-Corruption Laws”). For these purposes, the offences created by the FCPA and the UK Corruption Laws shall be deemed to apply to the Issuer Group and its representatives in respect of acts or omissions by them which may directly or indirectly affect the Issuer, irrespective of the jurisdictional scope of those offences.
4.	ASSETS

No Other Assets.  Except for the shares in Listco to be purchased in accordance with the Share Purchase Agreements, the Issuer does not own any Assets (other than funds for paying reasonable and customary corporate agent fee and government charge incurred solely for the purpose of maintaining the Issuer’s corporate existence and good standing).

5.	CONTRACTS AND TRANSACTIONS

No Other Contract or Transaction. Except for the Transaction Documents and the transactions contemplated thereunder and matters in respect of maintenance of the Issuer’s corporate existence and good standing, the Issuer has not entered into any Contract or any transaction.
6.	FINANCIAL MATTERS

(a)	No Financial Obligations. Except for the transactions contemplated under the Transaction Documents, there are at the date hereof:-
(i)	no loans, guarantees, material undertakings, material commitments on capital account or unusual liabilities, actual or contingent, made, given, entered into or incurred by or on behalf of the Issuer;
(ii)	no mortgages, charges, liens or other Encumbrances on the assets of the Issuer or any part thereof;
(iii)	no outstanding loan capital or other loans to the Issuer; and
(iv)	no Indebtedness incurred by the Issuer (other than any reasonable and customary corporate agent fee and government charge that (x) are incurred solely for the purpose of maintaining

2-5

the corporate existence and good standing of the Issuer and (y) if the Bond is converted, will be reimbursed by the Founder on or prior to conversion of the Bond).
(b)	Books and Financial Records. All the accounts, books, registers, ledgers and financial and other material records of whatsoever kind of the Issuer have been fully properly and accurately kept and completed in all material respects; there are no inaccuracies or discrepancies of any kind contained or reflected therein.
7.	TAX, RECORDS AND RETURNS

(a)	Compliance with Laws. The Issuer is not or has not at any time been in violation of any applicable law or regulation regarding Tax which may result in any liability or criminal or administrative sanction or otherwise have a material adverse effect on it.
(b)	Tax Returns and Payments. The Issuer has duly and timely filed all Tax Returns as required by law, and such Tax Returns are true and correct as of the time of filing. The Issuer has paid all Taxes when due and is not liable to pay any fine, penalty, surcharge or interest in relation to Tax.
8.	BUSINESS

(a)	No Other Business. Except for the transactions contemplated under the Transaction Documents, the Issuer does not have any other business.
(b)	No Material Adverse Effect. To the best knowledge of the Issuer, there is no existing fact or circumstance that may have a material adverse effect on the ability of the Issuer to conduct its business.
9.	EMPLOYEES

No Employee. The Issuer has not employed any employees since its incorporation, except for directors, officers and corporate secretaries of the Issuer, if any.
10.	CLAIMS AND PROCEEDINGS

(a)	No Litigation. The Issuer is not engaged in or has not been notified in writing that it is the subject of any litigation, arbitration or administrative or criminal proceedings (collectively, "Litigation"), whether as plaintiff, defendant or otherwise, which may give rise to any claim against it. None of the shareholders or equity interest holders of the Issuer or its directors or officers is engaged in or has been notified that it is the subject of any Litigation, whether as plaintiff, defendant or otherwise, which has had or may have an adverse effect on the Issuer. There is no judgment, decree, or order of any court in effect against the Issuer, and the Issuer is not in default with respect to any order of any Governmental Authority to which it is a party or by which it is bound.

2-6

(b)	No Pending Proceedings. No Litigation is pending or, to the best knowledge of the Issuer, threatened, against the Issuer. To the best knowledge of the Issuer, there are no facts or circumstances likely to give rise to any Litigation against the Issuer or any of its shareholders, directors or officers.
(c)	No Insolvency. No order has been made and no resolution has been passed for the winding up or liquidation or dissolution of the Issuer. No distress, execution or other process has been levied on the whole or a substantial part of the assets of the Issuer. The Issuer is solvent and able to pay its debts as they fall due.
(d)	No Investigation or Inquiry. The Issuer is not the subject of any investigation or inquiry by any Governmental Authority, and to the best knowledge of the Issuer, there are no facts which are likely to give rise to any such investigation or inquiry.

2-7

SCHEDULE 3
INVESTOR WARRANTIES
1.	Each Investor Group Member is an exempted company duly incorporated and organized and validly existing under the laws of the Cayman Islands (i) in good standing and (ii) in compliance with all registration and approval requirements in all material respects. Each investor Group Member has the power and authority to own and operate its Assets and properties and to carry on its business as currently conducted.
2.	Each Investor Group Member has the full power and authority to enter into, execute and deliver the Transaction Documents and to perform the transactions contemplated hereby. The execution and delivery by each Investor Group Member of each of the Transaction Documents to which it is a party and the implementation and performance by such Investor Group Member of the transactions contemplated under such Transaction Documents have been duly authorized by all necessary corporate or other action of such Investor Group Member. Assuming the due authorization, execution and delivery hereof by each Issuer Group Member, the Transaction Documents constitute legal, valid and binding obligation of the Investor Group Members, enforceable against the each Investor Group Member in accordance with the terms of the Transaction Documents, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally.
3.	The execution, delivery and performance of the Transaction Documents by each Investor Group Member to which it is a party and the implementation and performance by the foregoing entities of all the transactions contemplated under such Transaction Documents do not and shall not:
(a)	breach or constitute a default under any charter document of such entity or of the memorandum of association, articles of association, by-laws or other constitutional document of such Investor Group Member, as applicable;
(b)	conflict with or result in any material breach or violation of any of the terms and conditions of, or constitute (or with notice or lapse of time or both constitute) a material default under, any agreement to which such Investor Group Member is a party or by which such Investor Group Member is bound;
(c)	violate any court order, judgment, injunction, award, decree or writ against, or binding upon, such Investor Group Member or upon its securities, properties or business; or
(d)	result in violation or breach of or default under any law.

3-1

4.	All consents, approvals, orders or authorizations of, or registrations, qualifications, designations, declarations or filings with, any Governmental Authority or any other competent corporate authority required in connection with the execution, delivery and performance by an Investor Group Member of this Agreement or any other Transaction Document or the consummation of the transactions contemplated hereby or thereby have been obtained or will be obtained prior to or promptly after Completion.
5.	The Investor is acquiring the Bond that it is purchasing pursuant to this Agreement for investment for its own account for investment purposes only and not with the view to, or with any intention of, resale, distribution or other disposition thereof. The Investor does not have any direct or indirect arrangement, or understanding with any other persons to distribute, or regarding the distribution of the Bond in violation of the Securities Act or any other applicable state securities law.
6.	The Investor did not contact the Issuer as a result of any general solicitation.
7.	The Investor acknowledges that the Bond is “restricted securities” that have not been registered under the Securities Act or any applicable state securities law. The Investor further acknowledges that, absent an effective registration under the Securities Act, the Bond may only be offered, sold or otherwise transferred pursuant to an exemption from registration under the Securities Act.
8.	The Investor has been advised and acknowledges that in issuing the Bond to the Investor pursuant hereto, the Issuer is relying upon the exemption from registration provided by Regulation S under the Securities Act ("Regulation S"). The Investor is acquiring the Bond in an offshore transaction in reliance upon the exemption from registration provided by Regulation S.
9.	The Investor understands that the certificate representing its Bond will bear a legend to the following effect:
“THIS BOND AND THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER ANY OTHER SECURITIES LAWS.  THIS BOND AND THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND OTHER APPLICABLE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM.”

3-2

SCHEDULE 4
LIST OF COMPETITORS
China Distance Education Holdings Limited
Chinasoft International Limited
Guangdong Qtone Education Co., Ltd. （广东全通教育股份有限公司）
Neusoft Corporation（东软集团）
New Oriental Education & Technology Group Inc.
TAL Education Group
Xueda Education Group

4-1

SCHEDULE 5
BANK ACCOUNTS
Goldman Sachs’s Bank Accounts:
Goldman Sachs Investment Partners Master Fund, L.P.

The Bank of New York Mellon
ABA Code: 021000018
Swift Code: IRVTUS3N
Bank Address: Bank Of New York Mellon, One Wall Street, New York NY 10286, USA
A/C Credit Suisse Securities (USA) LLC
A/C No. 8901148814
CS Client fund account number: 7P3790

Goldman Sachs Investment Partners Private Opportunities Holdings, L.P.

The Bank of New York Mellon
ABA Code: 021000018
Swift Code: IRVTUS3N
Bank Address: Bank Of New York Mellon, One Wall Street, New York NY 10286, USA
A/C Credit Suisse Securities (USA) LLC
A/C No. 8901148814
CS Client fund account number: 70KKY0

IDG’s Bank Account:
Correspondent bank: Bank of America, N.A. New York
ABA: 026009593
Swift: BOFAUS3N

Beneficiary bank: Bank of America, N.A. Hong Kong
Bank Address: 20/F, Tower 2, Kowloon Commerce Centre, 51 Kwai Cheong Road, Kwai Chung, Hong Kong
Swift: BOFAHKHX
Account name: IDG Technology Venture Investments L.P.
Account number: 6055-82490-016

5-1

EXHIBIT A
FORM OF THE BONDS
Moocon Education Limited
CONVERTIBLE BOND
Original Principal Amount: US$20,500,000
 [●], 2015 (the “Issuance Date”)

[●], 201[●] (the “Maturity Date”)

FOR VALUE RECEIVED, Moocon Education Limited (the "Issuer"), hereby promises to pay to Talent Wise Investment Limited (the "Holder", including any permitted transferee) the amount set out above as the original principal amount (as may be amended pursuant to the terms hereof related to redemption, conversion or otherwise, the “Principal”) and interest (“Interest”) on any outstanding Principal at the applicable Interest Rate in accordance with the terms hereof. This convertible Bond (including all notes issued in exchange, transfer or replacement hereof, and as may be amended and restated from time to time, the “Bond”) is issued pursuant to a Convertible Bond Purchase Agreement between the Issuer, the Holder and other parties thereto (the “Purchase Agreement”) dated [●], 2015. Certain capitalized terms used in this Bond are defined in Section 6 hereof.
THIS BOND AND THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER ANY OTHER SECURITIES LAWS.  THIS BOND AND THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND OTHER APPLICABLE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM.
1.            RANK
1.1            Rank. All payments due under the Bond shall rank pari passu with any other Indebtedness of the Issuer.
2.            MATURITY; REDEMPTION; INTEREST.
2.1            Maturity.  On the Maturity Date, the Issuer shall redeem the entire outstanding Bond (to the extent not redeemed or not converted) by paying to the Holder an amount in cash representing all outstanding Principal of such outstanding Bond

13

and accrued and unpaid Interest. The “Maturity Date” shall be the date as indicated above, which is the end of the twenty-sixth (26th) month from the Issuance Date.
2.2            Redemption.  Notwithstanding anything in this Bond to the contrary, but subject to the Holder’s rights upon an Event of Default as set forth in Section 4 hereof, at any time before the tenth (10th) Business Day prior to the Maturity Date, the Issuer may redeem all or any portion of the outstanding Bond from the Holder by paying in cash to the Holder an amount equal to the aggregate of (a) the outstanding Principal of the Bond or the portion of it to be redeemed and (b) the accrued and unpaid Interest accrued thereon. The redemption rights of the Issuer shall be exercised by the delivery of a written notice to the Holder at least five (5) Business Days prior to the proposed redemption date. As soon as possible, and in no event later than two (2) Business Days prior to the proposed redemption date, the Holder shall provide the Issuer with details of the bank account of the Holder for receiving the funds for the redemption. On the proposed redemption date, the Holder shall surrender this Bond at the office of legal counsel to the Issuer for cancellation, against payment by the Issuer of the redemption amount.  In the event that less than all of the outstanding Principal of the Bond is redeemed, a new Bond in the form of this Bond representing the unredeemed portion of the Principal shall be issued to the Holder within five (5) Business Days of the cancellation of this Bond.
2.3            Interest.   Interest shall accrue on the outstanding Principal at a rate equal to 5% per annum (the "Interest Rate") from the Issuance Date, payable by the Issuer in cash to the Holder on the date that the Bond on which the Interest has accrued are redeemed or converted in accordance with the terms hereof.
2.4            Payment. No payment to the Holder hereunder shall be avoided or reduced by virtue of any Tax (including any withholding Tax).
3.            CONVERSION.
3.1            Conversion.  The Holder shall have the right, but not the obligation, at any time after and including the tenth (10th) Business Day prior to the Maturity Date and before and including the Business Day immediately preceding the Maturity Date to (a) convert all of the outstanding Bond into such number of fully paid Shares as is equal to the quotient of (i) the outstanding Principal of the Bond plus (if the Holder, at its sole discretion, elects to covert Interest) any such amount of unpaid Interest accrued thereon as the Holder may elect to convert, divided by (ii) US$0.1 (the "Conversion Price") and (b) require the Issuer to pay to the Holder the unpaid Interest accrued on the outstanding Principal of the Bond to the extent that such Interest is not converted into Shares in accordance with the preceding sub-clause(a). For the avoidance of doubt, in the event that the Holder elects to exercise its right of conversion pursuant to this Section 3.1, the Holder may only elect to convert the entirety of the outstanding Bond, and the Holder may not elect to convert only a portion of the outstanding Bond.
3.2            Conversion Procedures.

14

3.2.1            Subject to Section 3.1, the conversion rights of this Bond shall be exercised by the surrender by the Holder on a Business Day of this Bond at any time during usual business hours at the office of legal counsel to the Issuer, and accompanied by written notice (such notice to be in the form of Exhibit A-1 attached hereto (a "Conversion Notice")) specifying (a) the Holder elects to convert the Bond and (b) the number of Shares which this Bond shall be converted into.  This Bond shall be delivered to the Issuer (together with the Conversion Notice) for cancellation and shall be canceled by it. Notwithstanding anything in this Bond to the contrary, the Holder may only request that the Shares be issued to the Holder upon conversion.
3.2.2            As soon as practicable after the receipt of this Bond, but in no event later than ten (10) Business Days thereafter, the Issuer shall (a) take all actions and execute all documents necessary to effect the issuance and registration in the Issuer’s register of members of such Shares (including giving all necessary instruction to the register of members to effect such issuance and registration) and (b) deliver to the Holder certificate(s) representing the number of fully paid Shares calculated in accordance with Section 3.1 above, as applicable.
3.3            Fractional Shares.  If the conversion of this Bond would result in the issuance of any fractional share, the Issuer shall round up or down the fractional share to the nearest whole share (with 0.5 share rounded down).
3.4            Replacement of Bond.  Upon any loss, theft, destruction or mutilation of this bond,
3.4.1            in the case of loss, theft or destruction, of indemnity from the Holder reasonably satisfactory to the Issuer, or
3.4.2            in the case of mutilation, upon surrender and cancellation thereof, the Issuer shall within five (5) Business Days execute and deliver to the Holder, in lieu thereof, a new Bond, dated and bearing interest from the date hereof, and the Holder shall reimburse the Issuer for its reasonable expenses incurred in preparing and delivering such replacement Bond.
3.5            Termination of Rights.  All rights and obligations under the Bond, including but not limited to the obligations of the Issuer under Section 2.1 of this Bond, shall immediately terminate upon the earlier of when (a) the entire Principal of the Bond, the Interest accrued thereon and any other amounts payable in relation to the Bond have been paid to the Holder, or (b) the Bond is converted pursuant to Section 3.1 above.
3.6            Availability of Shares.  The Issuer covenants that it will at all times reserve and maintain authority to issue, solely for the purpose of issue or delivery upon any conversion herein provided, the maximum number of Shares issuable upon conversion of this Bond.  The Issuer covenants that all Shares, when issued or

15

delivered pursuant to Section 3.2, be duly and validly issued and fully paid, free and clear of all Encumbrances.
4.            RIGHTS UPON EVENT OF DEFAULT.
4.1            Event of Default. Each of the following events shall constitute an “Event of Default”:
4.1.1            the Issuer fails to pay to the Holder any amount of the Principal or Interest when and as due under this Bond;
4.1.2            the Issuer fails to convert the Bond in accordance with Section 3.2.2;
4.1.3            other than Sections 4.1.1 and 4.1.2, the Issuer breaches any obligation, undertaking, covenant or any other term or condition under this Bond in any material respect and if such breach is capable of remedy, fails to remedy within ten (10) Business Days after its breach;
4.1.4            an Obligor breaches any representation, warranty, obligation, undertaking, covenant or any other term or condition under a Transaction Document in any material respect and if such breach is capable of remedy in accordance with the terms of the Transaction Document, fails to remedy its breach in accordance with the terms of the Transaction Document within ten (10) Business Days after such breach or such longer grace period as may be allowed under the relevant Transaction Document;
4.1.5            (a) an Obligor or a significant member of the Listco Group is or deemed to be unable or admits inability to pay its debts as they fall due, suspends making payments on any of its debts or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to rescheduling any of its Indebtedness, (b) the value of the assets of any Obligor or a significant member of the Listco Group is less than its liabilities (as determined in accordance with applicable generally accepted accounting standards) or (c) a moratorium is declared in respect of any indebtedness of any Obligor or any significant member of the Listco Group;
4.1.6            any obligation of an Obligor under any Transaction Document is not or cease to be legal, valid, binding or enforceable and the cessation individually or cumulatively materially and adversely affects the interests of the Issuer;
4.1.7            (a) delisting of the American depositary shares of Listco from NASDAQ or (b) suspension from trading of the American depositary shares of Listco on NASDAQ for a period of ten (10) consecutive trading days or for more than an aggregate of thirty (30) trading days in any 365‑day period, except where such suspension is due to a technological problem with NASDAQ; or

16

4.1.8            any corporate action, legal proceedings or other procedure or step is taken in relation to suspension of payments, a moratorium of any Indebtedness, winding‑up, dissolution, administration, provisional supervision, reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise), appointment of a liquidator, receiver, administrator, administrative receiver, compulsory manager, provisional supervisor or other similar officer in respect of an Obligor, a significant member of the Listco Group or any of its assets.
Notwithstanding anything in this Bond to the contrary, none of the events described in Section 4.1.7 or Section 4.1.8 shall constitute an Event of Default if such event is a result of the effort by Listco to list its shares or its subsidiary’s shares in a stock exchange located in the People’s Republic of China for which the Investor’s prior approval has been obtained pursuant to Section 7.3(d) of the Purchase Agreement.
4.2            Remedies. Upon the Issuer becoming aware of the occurrence of an Event of Default, the Issuer shall promptly deliver a written notice thereof to the Holder (an “Event of Default Notice”). At any time after the earlier of (a) the Holder’s receipt of an Event of Default Notice and (b) the Holder becoming aware of an Event of Default, the Holder shall have the right to either:
4.2.1            require the Issuer to immediately redeem all or any portion of the Bond at a price equal to (a) the Principal amount of the Bond or the portion of it to be redeemed and (b) the accrued and unpaid Interest accrued thereon; or
4.2.2            (a) convert all (but not a portion) of the Bond into such number of fully paid Shares as is equal to the quotient of (i) the principal amount of all of the Bond, divided by (ii) the Conversion Price and (b) require the Issuer pay the accrued and unpaid Interest accrued thereon to the Holder.
5.            REGISTRATION, TRANSFER AND ASSIGNMENT OF BOND.
5.1            Register.  The Issuer shall keep at its principal office a register in which the Issuer shall provide for the registration and transfer of this Bond, in which the Issuer shall record the name and address of the Holder and the name and address of each permitted transferee and prior owner of this Bond.  The Holder shall notify the Issuer of any change of name or address and promptly after receiving such notification the Issuer shall record such information in such register.
5.2            Transfer.  Subject to applicable law and transfer restrictions provided in the Transaction Documents, this Bond and all rights hereunder may be transferred by the Holder, and the Issuer shall use its commercially reasonable efforts to assist the Holder in consummating any such transfer.  A transfer of this Bond may be effected by a surrender hereof to the Issuer and the issuance by the Issuer of a new Bond or Bond in replacement thereof, which shall be registered by the Issuer in accordance with terms hereof.

17

5.3            Assignment.  Subject to the restrictions on transfer described in Section 5.2 above, the rights and obligations of the Issuer and Holder shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties.  The Issuer shall not be permitted to assign this Bond without the prior written consent of the Holders.
6.            DEFINITIONS.  Capitalized terms used but not defined in this Bond shall have the meanings assigned to them in the Purchase Agreement.
7.            GOVERNING LAW; JURISDICTION; DISPUTE RESOLUTION.
7.1            Governing Law. This Bond shall be governed by and construed in accordance with the laws of Hong Kong, without giving effect to its conflicts of law principles.
7.2            Dispute Resolution. The Issuer and the Holder submit to the non-exclusive jurisdiction of the courts of Hong Kong in any suit or proceeding arising out of or relating to this Agreement.
8.            MISCELLANEOUS.
8.1            Limited Recourse.  Notwithstanding anything in this Bond to the contrary, Section 5.7 of the Purchase Agreement shall apply in respect of any claim by the Holder against the Issuer Group.
8.2            Notices.  Any notice or communication provided for by this Bond shall be in writing in English and shall be delivered or sent in accordance with Section 11 (Notices) of the Purchase Agreement.
8.3            Wavier. No omission or delay by the Holder or the Issuer in exercising any right under this Bond shall operate as a waiver, and the single or partial exercise of any such right or rights shall not preclude any other further exercise of such right or rights.
8.4            Amendment.  This Bond may not be amended or modified except by a written agreement executed by the Issuer and the Holder.
8.5            Language.  This Bond is drawn up in the English language.
8.6            Severability.  Any provision of this Bond that is prohibited or unenforceable in a jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

18

8.7            Heading; References.  All headings used herein are used for convenience only and shall not be used to construe or interpret this Bond.  Except as otherwise indicated, all references herein to Sections refer to Sections hereof.
[The remainder of this page intentionally left blank]

19

IN WITNESS WHEREOF, the Issuer has caused this Bond to be issued on the date first above written.
MOOCON EDUCATION LIMITED

By:
Name:
Title:

AGREED AND ACCEPTED BY
TALENT WISE INVESTMENT LIMITED

Name:
Title: Director

Signature page to the Convertible Bond

EXHIBIT A-1

FORM OF CONVERSION NOTICE
[date]

To:            Moocon Education Limited (the "Issuer")
the offices of Trident Trust Company (B.V.I.) Limited, Trident Chambers, PO Box 146, Road Town, Tortola, British Virgin Islands

Re:            Conversion Notice in relation to the Convertible Bond (the "Bond"), dated as of ___________, 2015 with an aggregate outstanding principal amount of US$20,500,000.  Capitalized terms used herein and not otherwise defined shall have their respective meanings as set forth in the Bond.

Dear Sirs:

We, holder of Bond, hereby deliver this Conversion Notice pursuant to Section 3.2.1 of the Bond and hereby notify the Issuer of the exercise of the conversion right set forth in Section 3.1 of the Bond to convert all of the outstanding principal amount of the Bond at the Conversion Price.

Aggregate outstanding Principal Amount to be converted: US$ [                             ]

Total Shares to be issued upon conversion: [                             ] Shares

Please kindly issue to us such number of Shares issuable upon conversion of the Bond in accordance with this Conversion Notice and with the provisions of Section 3.1 of the Bond to the following entity:

Name: Talent Wise Investment Limited
Address: [                  ]
Number of Shares to be issued: [                  ]

Very truly yours,
[Name of the Holder]

By:            ____________________________
Name:    _______________________
Title:       _______________________

EXHIBIT B

FORM OF REGISTRATION RIGHTS AGREEMENT

CONFIDENTIAL

REGISTRATION RIGHTS AGREEMENT
by and between
Tarena International, Inc.

and

Talent Fortune Investment Limited

Dated as of , 2015

SCHEDULES:
SCHEDULE A – NOTICES

REGISTRATION RIGHTS AGREEMENT
REGISTRATION RIGHTS AGREEMENT, dated as of         , 2015, by and between Tarena International, Inc., a Cayman Islands exempted company (the “Company”), and Talent Fortune Investment Limited, a Cayman Islands limited liability company (“KKR”).

WHEREAS, the Company has agreed to provide KKR with certain registration rights; and

WHEREAS, KKR is acquiring 6,826,263 Ordinary Shares (defined below) from certain shareholders of the Company, and the Company acknowledges that such transaction provides benefits to the Company including but not limited to providing a degree of stability in its shareholder base;
NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto agree as follows:
ARTICLE I
DEFINITIONS

1.1            Defined Terms.
As used in this Agreement, terms defined in the headings and the recitals shall have their respective assigned meanings, and the following capitalized terms shall have the meanings ascribed to them below:
“ADR” has the meaning set forth in Section 2.11.
“ADSs” means American Depositary Shares representing one Ordinary Share.
“Affiliate” means any Person who is an “affiliate” of such Person as defined in Rule 12b-2 of the General Rules and Regulations under the Exchange Act.
“Agreement” means this Registration Rights Agreement, as the same may be amended, supplemented or otherwise modified from time to time.
“Board” means the Board of Directors of the Company.
“Business Day” means a day when banks are generally open for business in New York, New York.
“Commission” means the U.S. Securities and Exchange Commission or any similar agency then having jurisdiction to enforce the Securities Act.
“Company” has the meaning set forth in the preamble of this Agreement.
“Company Indemnitee” has the meaning set forth in Section 2.8.

“Connion” means Connion Capital Limited, a limited liability company incorporated under the laws of the British Virgin Islands.
“Designated Exchange” means the Nasdaq Global Select Market.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute.
“Expenses” means all expenses incurred by the Company incident to the Company’s performance of or compliance with its obligations under Sections 2.1, 2.2, 2.4 and 2.5 of this Agreement, including all registration, filing, listing, stock exchange and FINRA fees, all fees and expenses of complying with state securities or blue sky laws, all of the Company’s word processing, duplicating and printing expenses, messenger, telephone and delivery expenses, the fees, disbursements and other charges of counsel for the Company and of its independent registered public accounting firm, including the expenses incurred in connection with “cold comfort” letters required by or incident to such performance and compliance, reasonable fees and disbursement for one (1) counsel for KKR and other selling shareholders, if any, the fees and expenses incurred by the Company in connection with the listing of the securities to be registered on each securities exchange or national market system on which similar securities issued by the Company are then listed, the fees and expenses of any special experts retained by the Company in connection with such registration, and the fees and expenses of other persons retained by the Company, but excluding underwriting discounts and commissions, expenses charged by the depositary bank relating to the issuance or transfer of ADSs and applicable transfer taxes, if any, with respect to Registrable Shares being sold by KKR, which discounts, commissions, expenses, transfer taxes, fees and expenses shall be borne by the selling shareholders, except as otherwise provided in this Agreement.
“FINRA” means the Financial Industry Regulatory Authority, Inc.
“Goldman Sachs” means Goldman Sachs Investment Partners Master Fund, L.P. and Goldman Sachs Investment Partners Private Opportunities Holdings, L.P..
“Governmental Authority” means (a) the government of any nation, state, city, locality or other political subdivision thereof, (b) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and (c) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing.
“IDG” means IDG Technology Venture Investments, L.P.
“KKR” has the meaning set forth in the preamble of this Agreement.
“Listing” means a listing of Ordinary Shares or ADSs on a national securities exchange.

“Loss” and “Losses” have the meanings set forth in Section 2.8.
“Offering Documents” has the meaning set forth in Section 2.8.
“Ordinary Shares” means Class A ordinary shares of the Company.
“Person” means any individual, corporation, company, partnership, firm, voluntary association, joint venture, trust, unincorporated organization, Governmental Authority or any other entity whether acting in an individual, fiduciary or other capacity.
“Public Offering” means an underwritten public offering and sale of Ordinary Shares or ADSs pursuant to an effective registration statement filed under the Securities Act; provided, that a Public Offering shall not include an offering made in connection with a business acquisition or combination pursuant to a registration statement on Form S-4 or any similar form, or an employee benefit plan pursuant to a registration statement on Form S-8 or any similar form.
“Registrable Shares” means any of the Ordinary Shares that (i) are owned by KKR or any of its Affiliates and were acquired from Goldman Sachs or IDG pursuant to the Share Purchase Agreements, (ii) are indirectly owned by KKR or any of its Affiliates through Moocon Education Limited and were acquired from Goldman Sachs or IDG pursuant to the Share Purchase Agreements, if KKR or any of its Affiliates control Moocon Education Limited or (iii) may be sold or disposed of by KKR or any of its Affiliates after any charge under any Share Charge Agreement becomes enforceable in accordance with its terms; provided, however, that an Ordinary Share will cease to be a Registrable Share upon the earliest to occur of the time that such Ordinary Share has been sold under a registration statement effected pursuant hereto or sold pursuant to Rule 144 promulgated under the Securities Act.
“Registration Demand” has the meaning set forth in Section 2.1.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute.
“Share Charge Agreements” means the following agreements in respect of the charge of Ordinary Shares:
(a)	the share charge agreement [dated [●], 2015] between Moocon Education Limited and Talent Wise Investment Limited; and
(b)	the share charge agreement [dated [●], 2015] between Techedu Limited and Talent Wise Investment Limited.
“Share Purchase Agreements” means the following agreements in respect of the transfer of Ordinary Shares:

(c)	the share purchase agreement dated June 13, 2015 among KKR, Connion and Goldman Sachs; and
(d)	the share purchase agreement dated June 13, 2015 among KKR, Connion and IDG.
“Shareholder Indemnitee” has the meaning set forth in Section 2.8.
“Shareholder Information” has the meaning set forth in Section 2.4.
“Subsidiary” means with respect to any Person, any corporation, partnership, association or other business entity of which fifty percent (50%) or more of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote generally in the election of directors, managers or trustees thereof, or fifty percent (50%) or more of the equity interest therein, is at the time owned or controlled, directly or indirectly, by any Person or one or more of the other Subsidiaries of such Person or a combination thereof.
1.2            Other Definitional Provisions; Interpretation
In this Agreement, unless the context otherwise requires:
(a)              the words “hereof”, “herein”, and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section, Subsection and Schedule references are to this Agreement unless otherwise specified;
(b)              headings are for convenience only and do not affect the interpretation of this Agreement;
(c)              words importing the singular include the plural and vice versa;
(d)              a reference to an Article, party, Schedule or Section is a reference to that Article or Section of, or that party or Schedule to, this Agreement;
(e)              a reference to a document includes an amendment or supplement to, or replacement or novation of, that document but disregarding any amendment, supplement, replacement or novation made in breach of this Agreement;
(f)              whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”; and
(g)              a reference to a party to any document includes that party’s successors and permitted assigns.

ARTICLE II
REGISTRATION RIGHTS
2.1            Securities Act Registration on Request.
(a)              Request.  Subject to the terms and conditions of this Agreement, any time and from time to time, KKR may make a written request to the Company for the registration with the Commission under the Securities Act of all or part of the Registrable Shares, which request shall specify the number of Registrable Shares to be disposed of by KKR and the proposed plan of distribution therefor (a “Registration Demand”).  Upon the receipt of any request for registration made in accordance with the terms of this paragraph, the Company will use its reasonable best efforts to effect, at the earliest practicable date, such registration under the Securities Act of the Registrable Shares that the Company has been requested to register; provided that,
(i)            the Company shall not be required to effect more than a total of three (3) Registration Demands pursuant to this Section 2.1 and at least a period of 180 days shall have elapsed since the previous Registration Demand and the previous registration in which KKR had an opportunity to participate pursuant to Section 2.2; and
(ii)            if at the time a demand for registration is made under this Section 2.1(a), the Company is a “well-known seasoned issuer” (as defined in Rule 405 of the Securities Act), then the Company’s obligation to file a registration statement under this Section 2.1 shall be deemed satisfied if there is a Form F-3 or S-3 on file pursuant to which KKR shall be entitled to dispose of the number of Registrable Shares that it has requested to register.
(b)              Registration Statement Form.  Registrations under Section 2.1 hereof shall be on Form F-1 or S-1 or, if permitted by law, Form F-3 or S-3 (or, in either case, any successor forms thereto) and shall permit the disposition of the Registrable Shares pursuant to an underwritten Public Offering unless KKR determines otherwise, in which case pursuant to the method of disposition determined by KKR. The Company agrees to include in any such registration statement filed pursuant to Section 2.1 all information which KKR shall reasonably request.
(c)              Effective Registration Statement.  A registration requested pursuant to Section 2.1 or Section 2.1(f) shall not be deemed to have been effected:
(i)            unless a registration statement with respect thereto has become effective by the Commission and remains effective in compliance with the provisions of the Securities Act and the laws of any state or other jurisdiction applicable to the disposition of Registrable Shares covered by such registration statement until such time as all of such Registrable Shares have been disposed of in accordance with such registration statement;
(ii)            if, after it has become effective, such registration is interfered with by any stop order, injunction or other order or requirement of the Commission or other Governmental Authority or court for any reason other than a violation of applicable law solely by KKR and has not thereafter become effective, or in the case of a Form F-3 or S-3, the Company ceases to be eligible to use such Form; or
(iii)            if, in the case of an underwritten Public Offering, the conditions to closing specified in an underwriting agreement to which the Company is a party are not satisfied or waived other than by reason of any breach or failure by KKR.
(d)              Selection of Underwriters.  The underwriter or underwriters of each underwritten Public Offering, if any, of the Registrable Shares to be registered pursuant to Section 2.1 or Section 2.2 hereof shall be an internationally recognized investment bank selected by KKR, which must be reasonably acceptable to the Company and any other shareholders joining such underwritten Public Offering.
(e)              Ranking in Requested Registration.  If a registration under this Section 2.1 involves an underwritten Public Offering, and the managing underwriter of such underwritten Public Offering shall advise the Company in writing (with a copy to KKR) that, in its opinion, the number of securities requested to be included in such registration exceeds the number of such securities that can be sold in such offering within a price range stated to such managing underwriter by KKR and shareholders joining such underwritten Public Offering, the Company shall include in such registration, to the extent of the number and type of securities which the Company is advised can be sold in such offering, (i) first, all of the Registrable Shares being sold for the accounts of KKR and its Affiliates, (ii) second, Ordinary Shares or ADSs to be sold by the Company for their own account and (iii) third, other Ordinary Shares or ADSs, if any.
(f)              Shelf Registration.  To the extent the Company is eligible, KKR may make a written request that the Company file a shelf registration statement (a “Shelf Registration Statement”) pursuant to Rule 415 promulgated under the Securities Act (a “Shelf Registration”) and undertake any related qualification or compliance, with respect to all or part of the Registrable Shares.  The Company shall as soon as practicable, use its reasonable best efforts to file such Shelf Registration Statement under the Securities Act at the earliest practicable date, but in any event not later than forty-five (45) days after the Shelf Registration is requested, and use its reasonable best efforts to have such Shelf Registration Statement thereafter become effective with the Commission at the earliest practicable date.  The Company agrees to use its reasonable best efforts to keep the Shelf Registration Statement continuously effective for the period beginning on the date on which the Shelf Registration Statement becomes effective under the Securities Act until the earlier to occur of (i) three years thereafter (plus a number of Business Days equal to the number of Business Days, if any, that the Shelf Registration Statement is not kept effective after the initial date of its effectiveness, subject to applicable law), (ii) the day after the date on which all of the Registrable Shares covered by the Shelf Registration Statement has been sold pursuant to the Shelf Registration Statement or another registration statement and (iii) the first date on which there shall cease to be any Registrable Shares covered by such Shelf Registration Statement.  The Company further agrees, if necessary, to supplement or amend the Shelf Registration Statement, if required by the rules, regulations or instructions applicable to the registration form used by the Company for such Shelf Registration or by the Securities Act or by any other rules and regulations thereunder for Shelf Registration, and the Company agrees to furnish to KKR copies of any such supplement or amendment promptly after its being issued or filed with the Commission.  No registration request pursuant to this Section 2.1(f) shall be deemed a Registration Demand.  If at the time a request for a Shelf Registration is made under this Section 2.1(f), the Company is a “well-known seasoned issuer” (as defined in Rule 405 of the Securities Act), then the Company’s obligation to file a registration statement under this Section 2.1(f) shall be deemed satisfied if there is a Form F-3 or S-3 on file pursuant to which KKR shall be entitled to dispose of all its Registrable Shares that it has requested to register.  Notwithstanding anything to the contrary herein, at any time that a Shelf Registration Statement registering Registrable Shares shall be effective, KKR shall be permitted to effect an unlimited number of non-underwritten offerings or non-underwritten shelf-take-downs off the Shelf Registration Statement.
2.2            Piggyback Registration.
If the Company proposes to register any of its securities under the Securities Act (other than pursuant to (i) a registration, the primary purpose of which is to register debt securities or (ii) a registration statement on Form S‑8, F-4 or S‑4 or any successor form), whether or not pursuant to registration rights granted to other holders of its securities and whether or not for sale for its own account, it shall give prompt written notice to KKR of its intention to do so, which notice, in any event, shall be given at least 30 days prior to the filing of any registration statement for such proposed registration.  Upon the written request of KKR made within 30 days after the receipt of any such notice (15 days if the Company states in such written notice or gives telephonic notice to KKR, with written confirmation to follow promptly thereafter, stating that (i) such registration will be on Form F-3 or S-3 and (ii) such shorter period of time is required because of a planned filing date), which request shall specify the Registrable Shares intended to be disposed of by KKR, the Company shall, subject to Section 2.5(b) hereof, effect the registration under the Securities Act of all Registrable Shares which the Company has been so requested to register by KKR; provided that,
(a)              prior to the effective date of the registration statement filed in connection with such registration, promptly following receipt of notification by the Company from the managing underwriter (if an underwritten Public Offering) of the price at which such securities are to be sold, the Company shall so advise KKR of such price, and KKR shall then have the right, exercisable in its sole discretion, irrevocably to withdraw its request to have its Registrable Shares included in such registration statement, by delivery of written notice of such withdrawal to the Company within five (5) Business Days of its being advised of such price, without prejudice to the rights of KKR to include Registrable Shares in any future registration (or registrations) pursuant to this Section 2.2 or to cause such registration to be effected as a registration under Section 2.1 hereof, as the case may be;
(b)              if at any time after giving written notice of its intention to register any securities and prior to the effective date of the registration statement filed in connection with such registration, the Company shall determine for any reason not to register or to delay registration of such securities, the Company may, at its election, give written notice of such determination to KKR and (i) in the case of a determination not to register, shall be relieved of its obligation to register any Registrable Shares in connection with such registration (but not from any obligation of the Company to pay the Expenses in connection therewith, if any), without prejudice, however, to the rights of KKR to include Registrable Shares in any future registration (or registrations) pursuant to this Section 2.2 or to cause such registration to be effected as a registration under Section 2.1 hereof, as the case may be, and (ii) in the case of a determination to delay registering, shall be permitted to delay registering any Registrable Shares, for the same period as the delay in registering such other securities; and
(c)              if such registration was initiated by the Company for its own account and involves an underwritten Public Offering, KKR shall sell its Registrable Shares on the same terms and conditions as those that apply to the Company, and, notwithstanding Section 2.1(d), the underwriters of each such underwritten Public Offering shall be a nationally recognized underwriter (or underwriters) selected by the Company, which must be reasonably acceptable to KKR if KKR is selling its Registrable Shares.
No registration effected under this Section 2.2 shall relieve the Company of its obligation to effect any registration upon request under Section 2.1 hereof and no registration effected pursuant to this Section 2.2 shall be deemed to have been effected pursuant to Section 2.1 hereof.
2.3            Expenses.
(a)              Except as otherwise provided herein, the Company shall pay all Expenses in connection with any registration initiated pursuant to Section 2.1 or 2.2 hereof, whether or not such registration shall become effective and whether or not all or any portion of the Registrable Shares originally requested to be included in such registration are ultimately included in such registration.
(b)              Notwithstanding anything in this Agreement to the contrary, in the event the Company does not issue or sell any securities in connection with a registration initiated pursuant to Section 2.1 hereof or a registration in which KKR participates in pursuant to Section 2.2 hereof, the Company shall not be obligated to pay any Expense in connection with such registration, and KKR and the other shareholders participating in such registration shall bear and pay such party’s proportionate share (based on the total number of shares sold in such registration) of all Expenses, in connection with such registration.
(c)              Notwithstanding anything in this Agreement to the contrary, but subject to Sections 2.3(b) and 2.7(a) hereof, the Company shall not be required to pay for any Expenses of any registration initiated pursuant to Section 2.1 hereof, if the registration request is subsequently withdrawn at the request of KKR, unless KKR agrees that such registration constitutes the use by KKR of one (1) demand registration pursuant to Section 2.1 hereof; provided, however, that if at the time of such withdrawal, KKR has learned of a material adverse change in the condition, business, or prospects of the Company not known to KKR at the time of its request for such registration and have withdrawn their request for registration with reasonable promptness after learning of such material adverse change, then KKR shall not be required to pay any of such expenses and such registration shall not constitute the use of a demand registration pursuant to Section 2.1.

2.4            Registration Procedures.

If and whenever the Company is required to effect any registration under the Securities Act as provided in Sections 2.1 or 2.2 hereof, the Company shall, as expeditiously as possible:

(a)              prepare and file with the Commission (promptly and, in any event on or before the date that is (i) 90 days, in the case of any registration pursuant to Section 2.1(a), after the receipt by the Company of the written request from KKR or (ii) 30 days, in the case of any registration pursuant to Section 2.1(f) after the receipt by the Company of the written request from KKR) the requisite registration statement to effect such registration and thereafter use its reasonable best efforts to cause such registration statement to become and remain effective; provided, however, that the Company may discontinue any registration of its securities that are not Registrable Shares (and, under the circumstances specified in Sections 2.2 and 2.7(b) hereof, its securities that are Registrable Shares) at any time prior to the effective date of the registration statement relating thereto;

(b)              prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus, including any free writing prospectus as defined in Rule 405 under the Securities Act, used in connection therewith as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act and the Exchange Act with respect to the disposition of all Registrable Shares and any other securities being sold in an underwritten Public Offering covered by such registration statement until such time as all of such Registrable Shares and any other securities being sold in an underwritten Public Offering has been disposed of in accordance with the method of disposition set forth in such registration statement; provided, however, that with respect to each free writing prospectus or other materials to be delivered to purchasers at the time of sale of the Registrable Shares, the Company shall (i) ensure that no Registrable Shares be sold “by means of” (as defined in Rule 159A(b) under the Securities Act) such free writing prospectus or other materials without the prior written consent of KKR covered by such registration statement, which free writing prospectus or other materials shall be subject to the review of counsel to KKR and (ii) make all required filings of all free writing prospectuses or other materials with the SEC as are required;

(c)              furnish to KKR and each underwriter, if any, such number of copies of such drafts and final conformed versions of such registration statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of such drafts and final versions of the prospectus contained in such registration statement (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents, as KKR or any underwriter may reasonably request in writing;
(d)              use its reasonable best efforts (i) to register or qualify all Registrable Shares and other securities, if any, covered by such registration statement under such other securities or blue sky laws of such states or other jurisdictions of the United States of America as KKR shall reasonably request in writing, (ii) to keep such registration or qualification in effect for so long as such registration statement remains in effect and (iii) to take any other action that may be necessary or reasonably advisable to enable KKR to consummate the disposition in such jurisdictions of the securities to be sold by KKR, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this subsection (d) be obligated to be so qualified, to subject itself to taxation in such jurisdiction or to consent to general service of process in any such jurisdiction;
(e)              use its reasonable best efforts to obtain and, if obtained, furnish to KKR, and each underwriter, if any, a signed
(i)            opinion and disclosure letter of counsel for the Company, dated the effective date of such registration statement (and, if such registration involves an underwritten Public Offering, dated the date of the closing under the underwriting agreement and addressed to the underwriters), reasonably satisfactory (based on the customary form and substance of opinions and disclosure letters of issuers’ counsel customarily given in such an offering) in form and substance to the managing underwriters, and
(ii)            “cold comfort” letter, dated the effective date of such registration statement (and, if such registration involves an underwritten Public Offering, dated the date of the closing under the underwriting agreement and addressed to the underwriters) and signed by the independent registered public accounting firm that certified the Company’s financial statements included or incorporated by reference in such registration statement, reasonably satisfactory (based on the customary form and substance of “cold comfort” letters of issuers’ independent registered public accounting firm customarily given in such an offering) in form and substance to the managing underwriters, in each case of clauses (i) and (ii) above, covering substantially the same matters with respect to such registration statement (and the prospectus included therein) and, in the case of the independent registered public accounting firm’s comfort letter, with respect to events subsequent to the date of such financial statements, as are customarily covered in opinions of issuer’s counsel and in the independent registered public accounting firm’s comfort letters delivered to underwriters in underwritten Public Offerings of securities;

(f)              notify KKR at any time when a prospectus relating to the Registrable Shares and any other securities covered by such registration statement, if any, is required to be delivered under the Securities Act, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and, at the written request of KKR, promptly prepare and furnish to it a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus, as supplemented or amended, shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made;
(g)              use its reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of a registration statement relating to the Registrable Shares at the earliest possible moment;
(h)              otherwise comply with all applicable rules and regulations of the Commission and any other Governmental Authority having jurisdiction over the offering, and make available to its security holders, as soon as reasonably practicable, an earning statement covering the period of at least twelve months, but not more than eighteen months, beginning with the first full calendar month after the effective date of such registration statement, which earning statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 promulgated thereunder, and furnish to KKR and to the managing underwriter, if any, at least ten days prior to the filing thereof a copy of any amendment or supplement to such registration statement or prospectus;
(i)              use its reasonable best efforts to cause all Registrable Shares and any other securities being sold in an underwritten Public Offering covered by a registration statement (i) to be listed on the Designated Exchange, if the listing of such Registrable Shares is then permitted under the rules of such exchange, or another national securities exchange if the listing is not then permitted or (ii) if the Company is not permitted pursuant to clause (i) above to list Registrable Shares on a national securities exchange, use its reasonable best efforts to secure designation of all Registrable Shares and any other securities being sold in an underwritten Public Offering as a “national market system security” within the meaning of Rule 600(b)(46) of Regulation NMS;
(j)              provide a transfer agent and registrar for the Registrable Shares covered by a registration statement no later than the effective date thereof;
(k)              enter into such agreements (including an underwriting agreement in customary form) and take such other actions as KKR shall reasonably request in order to expedite or facilitate the disposition of such Registrable Shares, including customary indemnification and contribution to the effect and to the extent provided in Section 2.8 hereof;

(l)              in connection with an underwritten Public Offering, if reasonably requested by the managing underwriter(s) or KKR, promptly incorporate in a prospectus supplement or post-effective amendment such information as the managing underwriter(s) and KKR agree should be included therein relating to the plan of distribution with respect to such Registrable Shares, including without limitation, information with respect to the number of Registrable Shares being sold to such underwriters, the purchase price being paid therefore by such underwriters and with respect to any other terms of the underwritten Public Offering of the Registrable Shares to be sold in such offering; and make all required filings of such prospectus supplement or post-effective amendment as soon as notified of the matters to be incorporated in such prospectus supplement or post-effective amendment;
(m)              if requested by KKR, cooperate with KKR and the managing underwriter(s), if any, to facilitate the timely preparation and delivery of certificates representing Registrable Shares to be sold and not bearing any restrictive legends; and enable such Registrable Shares to be in such share amounts and registered in such names as the managing underwriter(s) or KKR may request on or prior to any sale of Registrable Shares to the underwriters;
(n)              if the registration shall be for an underwritten Public Offering, cause senior officers of the Company to participate in reasonable and customary roadshows necessary to effect the disposition of the Registrable Shares as provided by the managing underwriters of such underwritten Public Offering; and
(o)              take such actions as are necessary to permit any Ordinary Shares covered by any registration effected hereunder to be sold in the form of ADSs.
As a condition to the obligations of the Company to complete any registration pursuant to this Agreement with respect to the Registrable Shares, KKR must furnish to the Company in writing such information (the “Shareholder Information”) regarding itself, the Registrable Shares held by it and the intended methods of disposition of the Registrable Shares held by it as is necessary to effect the registration of the Registrable Shares and is requested in writing by the Company.  At least fifteen (15) days prior to the first anticipated filing date of a registration statement for any registration under this Agreement, the Company will notify in writing KKR of the Shareholder Information which the Company is requesting from KKR.

2.5            Underwritten Offerings.

(a)              Requested Underwritten Offerings.  If requested by the underwriters in connection with a request for a registration under Section 2.1 hereof that is a firm commitment underwritten Public Offering, the Company and KKR shall enter into a firm commitment underwriting agreement with such underwriters for such offering, such agreement to be reasonably satisfactory in substance and form to the Company and KKR and to contain such representations and warranties by the Company and KKR and such other terms as are customary in agreements of that type, including, without limitation, customary indemnification and contribution to the effect and to the extent provided in Section 2.8 hereof.
(b)              Piggyback Underwritten Offerings; Priority.
(i)            If the Company proposes to register any of its securities under the Securities Act for its own account as contemplated by Section 2.2 hereof and such securities are to be distributed by or through one or more underwriters, and if the managing underwriter of such underwritten Public Offering shall advise the Company in writing (with a copy to KKR) that if all the securities (including the Registrable Shares) requested to be included in such registration were so included, in its opinion, the number and type of securities proposed to be included in such registration would exceed the number and type of securities which could be sold in such offering within a price range acceptable to the Company (such writing to state the basis of such opinion and the approximate number and type of securities which may be included in such offering without such effect), then the Company shall include in such registration pursuant to Section 2.2, to the extent of the number and type of securities which the Company is so advised can be sold in such offering, (i) first, securities that the Company proposes to issue and sell for its own account, (ii) second, the Registrable Shares requested by KKR and its Affiliates to be included in such registration, and (iii) third, other securities, if any.
(ii)            In the case of any other registration contemplated by Section 2.2 involving an underwritten Public Offering, if the managing underwriter of such underwritten Public Offering shall advise the Company in writing (with a copy to KKR) that if all securities (including Registrable Shares) requested to be included in such registration were so included, in its opinion, the number and type of securities proposed to be included in such registration would exceed the number and type of securities which would be sold in such offering within a price range stated to such managing underwriter by the selling shareholder or selling shareholders, as the case may be, owning at least a majority of the securities requested to be included in such registration to be acceptable to any such selling shareholders (such writing to state the basis of such opinion and the approximate number and type of securities which may be included in such offering without such effect), then the Company shall include in such registration pursuant to Section 2.2, to the extent of the number and type of securities which the Company is so advised can be sold in such offering, (i) first, securities that the Company proposes to issue and sell for its own account, and (ii) second, the other securities (including the Registrable Shares) requested to be included in such registration by selling shareholders pro rata among the selling shareholders on the basis of the number of securities requested to be registered by all such selling shareholders and (iii) third, other securities, if any.
KKR may withdraw its request to have all or any portion of its Registrable Shares included in any such offering by notice to the Company within ten (10) days after receipt of a copy of a notice from the managing underwriter pursuant to this Section 2.5(b).

(c)              Holdback Agreements.  KKR agrees, unless otherwise agreed to by the managing underwriter for any underwritten Public Offering pursuant to this Agreement, not to effect any sale or distribution of any equity securities of the Company or securities convertible into or exchangeable or exercisable for equity securities of the Company, including any sale under Rule 144 under the Securities Act, during the 10 days prior to the date on which an underwritten registration of Registrable Shares pursuant to Sections 2.1 or 2.2 hereof has become effective and until 90 days after the effective date of such underwritten registration, except as part of such underwritten registration or to the extent that KKR is prohibited by applicable law from agreeing to withhold securities from sale.
(d)              Representations and Warranties by KKR.  KKR shall not be required to make any representations or warranties to or agreements with the Company other than representations, warranties or agreements regarding KKR, the Registrable Shares and KKR’s intended method of distribution in connection with any registered offering.
2.6            Preparation: Reasonable Investigation.
(a)              Registration Statements.  In connection with the preparation and filing of each registration statement under the Securities Act pursuant to this Agreement, the Company shall (i) give representatives (designated to the Company in writing) of KKR, the underwriters, if any, and one firm of counsel, one firm of accountants and one firm of other agents retained on behalf of all underwriters and one firm of counsel, one firm of accountants and one firm of other agents retained on behalf of the selling shareholders (as a group), the reasonable opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the Commission, and each amendment thereof or supplement thereto, (ii) upon reasonable advance notice to the Company, give each of them such reasonable access to all financial and other records, corporate documents and properties of the Company and its subsidiaries, as shall be necessary, in the reasonable opinion of such shareholders’ and such underwriters’ counsel, to conduct a reasonable due diligence investigation for purposes of the Securities Act, and (iii) upon reasonable advance notice to the Company, give each of them the opportunity to receive relevant information regarding the business of the Company from its officers, directors, employees and the independent public accounting firm that certified its financial statements as shall be necessary, in the reasonable opinion of such shareholders’ and such underwriters’ counsel, to conduct a reasonable due diligence investigation for purposes of the Securities Act.
2.7            Postponements.
(a)              If the Company shall fail to file any registration statement to be filed pursuant to a request for registration under Section 2.1 hereof, KKR shall have the right to withdraw the request for registration.  Any such withdrawal shall be made by giving written notice to the Company within 20 days after, in the case of a request pursuant to Section 2.1 hereof, the date on which a registration statement would otherwise have been required to have been filed with the Commission under clause (i) of Section 2.4(a) hereof (i.e., 20 days after the date that is 90 days after the receipt by the Company of the written request from KKR).  In the event of such withdrawal, the request for registration shall not be counted for purposes of determining the number of registrations to which KKR is entitled pursuant to Section 2.1 hereof.  Subject to Section 2.3(b), the Company shall pay all Expenses incurred by the Company in connection with a request for registration withdrawn pursuant to this paragraph.
(b)              The Company shall not be obligated to file any registration statement, or file any amendment or supplement to any registration statement, and may suspend any of KKR’s rights to make sales pursuant to any effective registration statement, at any time (but not to exceed one time in any twelve-month period) when the Company, in the good faith judgment of the Board, reasonably believes that the filing thereof at the time requested, or the offering of securities pursuant thereto, would materially adversely affect the Company and its shareholders.  The filing of a registration statement, or any amendment or supplement thereto, by the Company cannot be deferred, and KKR’s rights to make sales pursuant to an effective registration statement cannot be suspended, pursuant to the provisions of the preceding sentence, for more than 90 days after the date of the Board’s determination referenced in the preceding sentence.  If the Company suspends KKR’s rights to make sales pursuant hereto, the applicable registration period shall be extended by the number of days of such suspension, subject to applicable law.
2.8            Indemnification by the Company.
(a)              In connection with any registration statement filed by the Company pursuant to Sections 2.1 or 2.2 hereof, to the fullest extent permitted by law the Company shall, and hereby agrees to, indemnify and hold harmless, KKR and its Affiliates covered by such registration statement and each other Person who participates as an underwriter in the offering or sale of such securities and each other Person, if any, who controls (within the meaning of the Exchange Act) KKR or any such underwriter, and their respective shareholders, members, directors, officers, employees, partners, agents and Affiliates (each, a “Company Indemnitee” for purposes of this Section 2.8), against any losses, claims, damages, liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof), joint or several, and expenses, including the reasonable fees, disbursements and other charges of legal counsel and reasonable costs of investigation, to which such Company Indemnitee may become subject under the Securities Act or otherwise (collectively, a “Loss” or “Losses”), insofar as such Losses arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such securities were registered or otherwise offered or sold under the Securities Act or otherwise, any preliminary prospectus, final prospectus or summary prospectus related thereto, or any amendment or supplement thereto, and free writing prospectus or other offering materials (collectively, “Offering Documents”), or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein in the light of the circumstances in which they were made not misleading, or any violation by the Company of any federal or state law, rule or regulation applicable to the Company and relating to action required of or inaction by the Company in connection with any such registration; provided that, the Company shall not be liable in any such case to the extent that any such Loss arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such Offering Documents in reliance upon and in conformity with information furnished to the Company in writing by such Company Indemnitee specifically stating that it is for use therein; and provided, further, that the Company shall not be liable to any Person who participates as an underwriter in the offering or sale of Registrable Shares or any other person, if any, who controls (within the meaning of the Exchange Act) such underwriter, in any such case to the extent that any such Loss arises out of such Person’s failure to send or give a copy of the final prospectus (including any documents incorporated by reference therein), as the same may be then supplemented or amended, to the Person asserting an untrue statement or alleged untrue statement or omission or alleged omission at or prior to the written confirmation of the sale of Registrable Shares to such Person if such statement or omission was corrected in such final prospectus.  Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Company Indemnitee and shall survive the transfer of such securities by such Company Indemnitee.
(b)              Indemnification by the Offerors and Sellers.  In connection with any registration statement filed by the Company pursuant to Sections 2.1 or 2.2 hereof in which any Registrable Share is registered, KKR hereby agrees to, indemnify and hold harmless to the fullest extent permitted by law (i) the Company and its Affiliates and each other Person, if any, who controls (within the meaning of the Exchange Act) the Company and their respective shareholders, members, directors, officers, employees, partners, agents and Affiliates and (ii) each other seller and its Affiliates and each other Person, if any, who controls (within the meaning the Exchange Act) such seller and their respective shareholders, members, directors, officers, employees, partners, agents and Affiliates (but only if such seller provides identical indemnifications to KKR with respect to information furnished by such seller) (for both clauses (i) and (ii), each, a “Shareholder Indemnitee” for purposes of this Section 2.8), against all Losses insofar as such Losses arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any Offering Documents (or any document incorporated by reference therein) or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein in the light of circumstances in which they were made not misleading, if such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with information furnished to the Company in writing by KKR or its Affiliates specifically stating that it is for use therein; provided, however, that the liability of KKR under this Section shall be limited to the amount of the net proceeds (after giving effect to underwriting discounts and commissions) received by KKR in the sale of Registrable Shares giving rise to such liability.  Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Shareholder Indemnitee and shall survive the transfer of such Registrable Shares by KKR.
(c)              Notices of Losses, etc.  Promptly after receipt by an indemnified party of written notice of the commencement of any action or proceeding involving a Loss referred to in the preceding subsections of this Section, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action; provided, however, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under the preceding subsections of this Section except to the extent that the indemnifying party is prejudiced by such failure to give notice.  In case any such action is brought against an indemnified party, the indemnifying party shall be entitled to participate in and to assume and control the defense thereof, in each case at its own expense, jointly with any other indemnifying party similarly notified, to the extent that it may wish, and shall be entitled to retain its own counsel, and after its assumption of the defense thereof, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof other than reasonable costs of investigation.  No indemnifying party shall be liable for any settlement of any such action or proceeding effected without its written consent, which shall not be unreasonably withheld.  No indemnifying party shall, without the consent of the indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such Loss.
(d)              Contribution.  If the indemnification provided for in this Section shall for any reason be unavailable to an indemnified party under subsection (a) or (b) of this Section in respect of any Loss, then, in lieu of the amount paid or payable under subsection (a) or (b) of this Section, the indemnified party and the indemnifying party under subsection (a) or (b) of this Section shall contribute to the aggregate Losses (including legal or other expenses reasonably incurred in connection with investigating the same) (i) in such proportion as is appropriate to reflect the relative fault of the Company and KKR which resulted in such Loss or action in respect thereof, with respect to the statements, omissions or action which resulted in such Loss or action in respect thereof, as well as any other relevant equitable considerations, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as shall be appropriate to reflect the relative benefits received by the Company, on the one hand, and KKR, on the other hand, from the sale of Registrable Shares; provided that, for purposes of this clause (ii), the relative benefits received by KKR shall be deemed not to exceed the amount received by KKR.  No Person guilty of fraudulent misrepresentation (within the meaning of Section 10(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.  In addition, no Person shall be obligated to contribute hereunder any amounts in payment for any settlement of any action or Loss effected without such Person’s consent.
2.9            Registration Rights to Others.
Without the prior written consent of KKR, the Company covenants and agrees that it shall not grant, or cause or permit to be created, for the benefit of any person or entity any registration rights of any kind relating to any securities of the Company which are senior to, or on a parity with, those granted to KKR or its Affiliates under this Agreement.
2.10            Adjustments Affecting Registrable Shares.
The Company shall not effect or permit to occur any combination, subdivision or reclassification of the Registrable Shares that would materially adversely affect the ability of KKR to include such Registrable Shares in any registration of its securities under the Securities Act contemplated by this Agreement or the marketability of such Registrable Shares under any such registration or other offering.

2.11            ADS.

The Company agrees to maintain the existing sponsored American Depositary Receipt (“ADR”) facility and the Listing so long as KKR holds Registrable Securities.
2.12            Termination of Registration Rights.
The Company’s obligations under this Agreement shall terminate when all Registrable Shares could be sold without restriction under Rule 144(e) under the Securities Act within a ninety (90) day period.
ARTICLE III
MISCELLANEOUS
3.1            Amendments; Entire Agreement.
Any amendment or waiver of, or any consent given under, any provision of this Agreement shall be in writing and, in the case of an amendment, signed by all of the parties hereto.  This Agreement supersedes all prior discussions, memoranda of understanding, agreements and arrangements (whether written or oral, including all correspondence), if any, between the parties with respect to the subject matter hereof, and this Agreement contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

3.2            Severability.

If any provision of this Agreement is held to be illegal, invalid or unenforceable in whole or in part under any applicable law from time to time: (a) such provision will be fully severable from this Agreement; (b) such provision shall apply with whatever deletion or modification is necessary so that such provision is legal, valid and enforceable, giving effect to the intention of the parties hereto under this Agreement; and (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

3.3            Successors and Assigns.

The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors.  This Agreement, and any and all rights, duties and obligations hereunder, shall not be assigned or transferred by the Company without the prior written consent of KKR.  Any purported assignment in violation of this provision shall be null and void ab initio.

3.4            Notices.

(a)            Any notice, request or other communication to be given or made under this Agreement shall be in writing.  Any such communication shall be delivered by hand, airmail, established courier service or facsimile to the party to which it is required or permitted to be given or made at such party’s address set forth on Schedule A or at such other address as such party may from time to time designate by written notice to the other parties hereto, and shall be effective upon the earlier of (i) actual receipt and (ii) deemed receipt under Section (b) below.
(b)            Unless there is reasonable evidence that it was received at a different time, notice pursuant to this Section 3.4 is deemed given if: (i) delivered by hand, when left at the address referred to in Section 3.4(a); (ii) sent by airmail or established courier services within a country, three Business Days after posting it; (iii) sent by airmail or established courier service between two countries, six Business Days after posting it; and (iv) sent by facsimile, when confirmation of its transmission has been recorded by the sender’s facsimile machine.  Each such notice shall also be delivered by electronic means.
3.5            Counterparts.
This Agreement may be executed in several counterparts, each of which is an original, but all of which constitute one and the same agreement.
3.6            Injunctive Relief.
It is hereby agreed and acknowledged that it will be impossible to measure in money the damage that would be suffered if the parties fail to comply with any of the obligations herein imposed on them and that in the event of any such failure, an aggrieved Person will be irreparably damaged and will not have an adequate remedy at law.  Any such Person shall, therefore, be entitled (in addition to any other remedy to which it may be entitled in law or in equity) to injunctive relief, including specific performance, to enforce such obligations, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at law.

3.7            Governing Law; Consent to Jurisdiction.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York.  The parties hereto irrevocably submit to the exclusive jurisdiction of any state or federal court sitting in the County of New York, in the State of New York over any suit, action or proceeding arising out of or relating to this Agreement.  To the fullest extent they may effectively do so under applicable law, the parties hereto irrevocably waive and agree not to assert, by way of motion, as a defense or otherwise, any claim that they are not subject to the jurisdiction of any such court, any objection that they may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

3.8            Waiver of Jury Trial.
Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.
[remainder of this page intentionally left blank; signature pages follow]

IN WITNESS WHEREOF, the parties hereto have executed this Registration Rights Agreement as of the date first above written.

TARENA INTERNATIONAL, INC.

By:
Name:
Title:

TALENT FORTUNE INVESTMENT LIMITED

By:
Name:
Title:

SCHEDULE A
NOTICES

If to the Company:

with a copy to (which shall not constitute notice):
Suite 10017, Building E, Zhongkun Plaza, A18 Bei San Huan West Road, Haidian District, Beijing 100098, People’s Republic of China Facsimile: (8610) 6211-0873 Attention: Shaoyun Han	Skadden, Arps, Slate, Meagher & Flom 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central Hong Kong Facsimile: (852) 3910-4863 / (852) 3910-4891 Attention: Julie. Z. Gao / Will H. Cai

If to KKR:
with a copy to (which shall not constitute notice):
c/o KKR Asia Limited Level 56, Cheung Kong Center 2 Queen's Road Central, Hong Kong Facsimile: (852) 2219-3000 Attention: Julian J. Wolhardt and Lane Zhao	Paul, Weiss, Rifkind, Wharton & Garrison 12th Floor, Hong Kong Club Building 3A Chater Road, Central Hong Kong Facsimile: (852) 2840-4300 Attention: John E. Lange

EXHIBIT C

FORM OF SHARE CHARGE AGREEMENTS(LISTCO)

SHARE CHARGE AGREEMENT

between
[●]
and
TALENT WISE INVESTMENT LIMITED

Dated [●], 2015

Paul, Weiss, Rifkind, Wharton & Garrison
Solicitors and International Lawyers
12th Floor, Hong Kong Club Building
3A Chater Road
Central
Hong Kong

SCHEDULES

SCHEDULE 1	PARTICULARS OF THE INITIAL CHARGED SHARES
SCHEDULE 2	RIGHTS OF RECEIVER
SCHEDULE 3	FORM OF INSTRUMENT OF TRANSFER
SCHEDULE 4	FORM OF INSTRUMENT OF PROXY

SHARE CHARGE AGREEMENT (this “Charge”) is made as a deed on [●], 2015
BETWEEN:
(1)	[●] (the “Chargor”), a company with limited liability incorporated in the British Virgin Islands with its registered office at the offices of Trident Trust Company (B.V.I.) Limited, Trident Chambers, PO Box 146, Road Town, Tortola, the British Virgin Islands, the British Virgin Islands with registration number [●]; and
(2)	TALENT WISE INVESTMENT LIMITED, an exempted company incorporated under the laws of Cayman Islands with its registered office at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Security Agent”), acting in its capacity as security trustee for itself and Talent Fortune Investment Limited (collectively, the “Secured Parties”, and each a “Secured Party”).
RECITALS:
(A)	Pursuant to a convertible bond purchase agreement between the Secured Parties, Han Shaoyun, the Chargor and other parties thereto dated on or about the date of this Charge (the “Purchase Agreement” which expression shall include any amendments, supplements and variations thereto), the Security Agent has agreed to purchase a bond convertible into ordinary shares of the Chargor on the terms and conditions set out therein.
(B)	The Security Agent is willing to purchase the convertible bond as contemplated by the Purchase Agreement on the condition that the Chargor execute and deliver this Charge in favour of the Security Agent, charging its rights in respect of the Charged Assets (as defined below) to secure the obligations of the Obligors (as defined in the Purchase Agreement) under the Transaction Documents (as defined in the Purchase Agreement).
(C)	The Security Agent and the Chargor intend this Charge to take effect as a deed (even though the Security Agent only executes it under hand).
AGREEMENT:
SECTION 1
INTERPRETATION
1.1            Definitions.
In this Charge, terms defined and expressions construed or interpreted in the Purchase Agreement and used but not redefined herein shall have the meanings set out in the Purchase Agreement, mutatis mutandis, as if the same were set out in full in this Charge.  In addition, unless the context otherwise requires, the following words and expressions shall have the meaning set out opposite them:
“Additional Charged Shares” has the meaning given to the term “Additional Charged Shares of Listco” in the Purchase Agreement.
“Charged Assets” means the Charged Shares and Derivative Assets and includes all rights, benefits and sums now or in the future accruing to the Chargor pursuant to or in connection with such Charged Shares and Derivative Assets.

1

“Charged Shares” means the Initial Charged Shares and the Additional Charged Shares (if any).
“Company” means Tarena International, Inc., a limited liability company organized and existing under the laws of Cayman Islands, whose shares are listed on the NASDAQ Global Select Market.
“Derivative Asset” means any Right deriving from or occurring to a holder of the Charged Shares, including:
(a)	any allotment, right, money or property arising from the Charged Shares by way of conversion, exchange, redemption, bonus, preference, option or otherwise;
(b)	any Distribution, interest or any other income arising from the Charged Shares; and
(c)	any stock, share and security offered in substitution of the Charged Shares.
“Distribution” means any dividend, distribution, money, interest or any other income received or receivable by the Chargor now or in the future arising from the Charged Shares, together with all Rights relating to any of them including all claims for damages and other remedies for non‑payment of the same and all proceeds and forms of remittance in respect of the same and all rights and proceeds of the exercise of rights of set‑off.
“Document” includes any transfer, renunciation, proxy, mandate, charge, mortgage, assignment, deed or any other document.
“Event of Default” has the meaning given to such expression in the Purchase Agreement.
“Initial Charged Shares” means the shares of the Company legally and beneficially owned by the Chargor as set forth in Schedule 1 (Particulars of the Initial Charged Shares).
“Insolvency Event” in relation to a person, means:
(a)            any dissolution, liquidation, provisional liquidation or receivership of that person or the entering into by that person of a voluntary arrangement or scheme of arrangement with creditors;
(b)            any analogous or similar procedure in any jurisdiction; or
(c)            any other form of procedure relating to insolvency, reorganisation or dissolution in any jurisdiction.
 “Receiver” means any person appointed to be a receiver pursuant to this Charge or applicable law.
“Rights” means any and all rights, benefits, powers, privileges, authorities, discretions and remedies (in each case, of any nature whatsoever).

2

“Secured Obligations” means all present and future obligations and liabilities (whether actual or contingent and whether owed jointly or severally or in any other capacity whatsoever) of any Obligor to any Secured Party under a Transaction Document.
“Security” means a mortgage, charge, encumbrance, lien, pledge, hypothecation, assignment by way of security, title retention or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.
1.2            The following terms are defined in this Charge as follows:
Term	Section
“BVI Act”	Section 8(k)
“Charge”	Preamble
“Chargor”	Preamble
“Contractual Currency”	Section 17
“Payment Currency”	Section 17
“Proceeding”	Section 23.2
“Purchase Agreement”	Recitals
“Registrar of Corporate Affairs”	Section 8(m)

“Secured Party”	Preamble
“Security Agent”	Preamble
“Third Party Rights Law”	Section 10.6(b)

1.3	(a)	Unless the context otherwise requires, all words (whether gender-specific or gender neutral) shall be deemed to include each of the masculine, feminine and neuter genders, and words importing the singular include the plural and vice versa.
(b)	Headings are included for convenience only and shall not affect the construction of any provision of this Charge.
(c)	“Include,” “including,” “are inclusive of” and similar expressions are not expressions of limitation and shall be construed as if followed by the words “without limitation.”
(d)	References to “law” shall include all applicable laws, regulations, rules and orders of any governmental authority, securities exchange or other self-regulating body, including any common or customary law, constitution, code, ordinance, statute or other legislative measure and any regulation, rule, treaty, order, decree or judgment; and “lawful” shall be construed accordingly.
(e)	References to this Charge include the Schedule, which forms an integral part hereof. A reference to any Section or Schedule is, unless otherwise specified, to such Section of, or Schedule to, this Charge. The words “hereof,” “hereunder” and “hereto,” and words of like import, refer to this Charge as a whole and not to any particular Section hereof or Schedule hereto. A reference to any document (including this Charge) is to that document as amended, consolidated, supplemented, renovated or replaced from time to time.

3

(f)	If a period of time is specified and dates from a given day or the day of a given act or event, such period shall be calculated exclusive of that day.
(g)	This Charge is drawn up in the English language. If this Charge is translated into any language other than English, the English language text shall prevail.
SECTION 2
COVENANT TO PAY
2.1	Covenant to Pay
The Chargor shall, as primary obligor and not only as a surety, on demand in writing made to it by the Security Agent, pay or discharge to the Security Agent all of the Secured Obligations when the same become due and payable in accordance with the Transaction Documents.
2.2	Demands
The making of one demand under this Charge will not preclude the Security Agent from making any further demand.
SECTION 3
CHARGE AND DEPOSIT DOCUMENTS
3.1	Charge
The Chargor as sole legal and beneficial owner of the Charged Assets, hereby charges the Charged Assets to the Security Agent, for the benefit of the Secured Parties, by way of first fixed charge as continuing security for the irrevocable and unconditional payment and discharge of the Secured Obligations.
3.2	Documents of Title
The Chargor shall forthwith on execution of this Charge (or, in the case of Clause 3.2(a), within fifteen (15) Business Days after the execution of this Charge) deliver to the Security Agent the following documents in respect of the Initial Charged Shares (in each case, in form and substance satisfactory to the Security Agent):
(a)	valid and duly issued share certificates (if any) or any other documents of title in respect of the Initial Charged Shares;
(b)	a duly executed instrument of transfer from the Chargor in the form set out in Schedule 3 (Form of Instrument of Transfer) in respect of the Initial Charged Shares but with the date and names of the transferees left blank; and
(c)	a duly executed instrument of proxy in the form set out in Schedule 4 (Form of Instrument of Proxy) from the Chargor with the date and names of appointees left blank.
3.3	Subsequent Charged Assets

4

Immediately after any Additional Charged Shares become subject to this Charge after the date hereof, the Chargor shall immediately deposit with the Security Agent the Documents as set forth in Section 3.2 above in respect of such Charged Assets.
SECTION 4
POWER OF ATTORNEY
The Chargor by way of security irrevocably appoints the Security Agent and any Receiver severally to be its attorney (with full power to appoint substitutes and to delegate), in its name and on its behalf, and as its act and deed:
(a)	at any time to:
(i)	execute, deliver and perfect any necessary Document (which shall include, without limitation, from time to time completing and dating any instrument of transfer referred to in Section 3.2(b) and any instrument of proxy referred to in Section 3.2(c)); or
(ii)	perform any act or otherwise,
which may be required of the Chargor under this Charge or deemed by such attorney necessary for any purpose of this Charge or to enhance or perfect the Security intended to be constituted by this Charge; or
(b)	at any time after this Charge becomes enforceable, to transfer legal ownership of any Charged Asset, and the Chargor shall ratify and confirm all acts and things done by the Security Agent or any Receiver, any substitute or delegate in the exercise of this power of attorney, provided that the powers conferred on the Security Agent or any Receiver pursuant to this Section 4 shall only be exercisable by the Security Agent or any such Receiver upon or after occurrence of an Event of Default.
SECTION 5
VOTING RIGHTS AND DISTRIBUTIONS
5.1	Prior to Charge becoming enforceable
At any time before this Charge becomes enforceable:
(a)	all voting rights and (if applicable) any right to nominate or remove a director attaching to the Charged Assets shall continue to be exercised by the Chargor, and the Chargor shall not permit any person other than the Chargor or the Security Agent to be registered as holder of the Charged Assets or any part thereof; and
(a)	all cash Distributions and other monies payable in respect of the Charged Assets shall be retained by the Chargor, provided always that (i) the Chargor shall not exercise any of the above rights in a way which may prejudice the value of or vary any Right attached to or conferred by the Charged Assets or otherwise impair the value of or jeopardise this Charge and (ii) any

5

shares of the Company issued as a Distribution to the Chargor shall be automatically and immediately become subject to this Charge, and any dividend or other payment made as a Distribution shall be subject to the terms of the Purchase Agreement.
5.2	After Charge becoming enforceable
At any time after this Charge has become enforceable:
(a)	the Security Agent shall have the right to (at its sole discretion, in the name of the Chargor or otherwise and without notice to, or any further consent or authority from, the Chargor):
(i)	date and complete the transfer forms or transfer documents referred to in Section 3.2 (Documents of Title) and cause the Charged Assets to be registered in its name, the name of its nominee or any other party as permitted pursuant to this Charge, and receive and retain any Distributions;
(ii)	exercise (or refrain from exercising) voting and all other Rights attaching to the Charged Assets;
(iii)	exercise (or refrain from exercising) any Right of a legal owner of the Charged Assets, including the right to participate in:
(1)	any reconstruction, amalgamation, sale or other disposal of the Company or any of its assets or undertakings (including any exchange, conversion or reissue of any shares or securities as a consequence thereof),
(2)	any realisation, modification or variation of any Right or Secured Obligation attaching to any shares or securities of the Company, and
(3)	any exercise, renunciation or assignment of any Right to subscribe for any shares or securities of the Company, in each case in such manner and on such terms as it may think fit;
(b)	the Chargor shall pay (i) all Distributions and all other Derivative Assets to the Security Agent and (ii) segregate any Distribution or any other Derivative Asset to be received by the Chargor from any other property of the Chargor and hold such Distribution and any other Derivative Asset on trust for the Security Agent;
(c)	the Chargor shall procure that all voting and other Rights relating to the Charged Assets are exercised in accordance with such instruction as may from time to time be given to the Chargor by the Security Agent, and the Chargor shall deliver to the Security Agent such form of proxy or other appropriate form of authorization as may from time to time be required by the Security Agent to enable the Security Agent to exercise such voting and other Rights; and

6

(d)	the Chargor shall accept short notice for and attend any meeting of the holders of any Charged Assets, appoint proxies and exercise voting and other rights and powers exercisable by the holders of the Charged Assets as the Security Agent may direct from time to time.
5.3	Information
If the Chargor receives a balance sheet, profit and loss account or any other statement, notice, report, or circular in respect of the Charged Assets sent or delivered by the Company or any other person, it shall promptly deliver a copy to the Security Agent.
SECTION 6
CONTINUING SECURITY
6.1	This Charge shall be a continuing security notwithstanding any intermediate payment or settlement of accounts or other matters whatsoever and shall remain in force unless and until discharged in writing by the Security Agent following the full and valid payment or discharge of the Secured Obligations.
6.2	Any discharge referred to in Section 6.1 and any composition or arrangement which the Chargor may effect with the Security Agent shall be deemed to be made subject to the express condition that it shall be void if any payment or security which the Security Agent may have received or may receive from any person in respect of the Secured Obligations is avoided, invalidated or set aside or if any order is made in respect thereof under any enactment relating to insolvency.
SECTION 7
REPRESENTATIONS AND WARRANTIES
7.1	Representations and Warranties
On the date of this Charge and each date the representations and warranties of the Chargor are repeated in accordance with this Agreement, the Chargor represents and warrants to the Security Agent that:
(a)	the Chargor has been duly incorporated and organized and is validly existing and in good standing in its jurisdiction of incorporation;
(b)	this Charge has been duly authorised and properly executed by the Chargor and the Chargor has taken all necessary action to authorise, execute and deliver this Charge which is valid and binding upon it and enforceable in accordance with its terms;
(c)	the Chargor is the sole legal and beneficial owner of the Charged Assets, subject only to the terms of this Charge;
(d)	no Security (except for the security constituted by this Charge or any other security created with prior consent in writing of the Security Agent) exists on, over or with respect to any of the Charged Assets;
(e)	the Initial Shares represent all the shares issued by the Company registered in the name of the Chargor;

7

(f)	the register of members of the Company is located and maintained at the [●];
(g)	the Chargor has not sold, transferred, lent, assigned, parted with its interest in, disposed of, granted any option in respect of or otherwise dealt with any of its Rights, title and interest in or to the Charged Assets or any part of them, or agreed to do any of the foregoing (other than pursuant to this Charge or any other Transaction Document);
(h)	the Charged Shares are duly authorized, validly issued and fully paid up, and there are no monies or liabilities outstanding in respect of the Charged Assets;
(i)	no director of the Company is appointed by the Chargor;
(j)	this Charge and the obligations of the Chargor hereunder are and will be valid, legal, binding and enforceable and (save as set out in the constitutional documents of the Company and the Purchase Agreement) there is no restriction on the creation or enforcement of any Security over the Charged Assets in accordance with this Charge or any other Transaction Document; and
(k)	the execution, delivery and performance of this Agreement by the Chargor will not:
(a)	breach or constitute a default under any provision of the memorandum and articles of association or equivalent charter documents of the Chargor;
(b)	conflict with or result in any material breach or violation of any of the terms and conditions of, or constitute (or with notice or lapse of time or both constitute) a default under, any agreement to which the Chargor is a party or by which the Chargor is bound;
(c)	violate any court order, judgment, injunction, award, decree or writ against, or binding upon, the Chargor or upon its securities, properties or business; or
(d)	result in violation or breach of or default under any law.
7.2	Times for making Representations and Warranties
The representations and warranties made in Section 7.1 above are made on the date of this Charge and shall be deemed to be repeated by the Chargor on each date on which the representations and warranties contained in the Purchase Agreement are made or are deemed to be made with reference to the facts and circumstances then existing.
SECTION 8
COVENANTS
The Chargor covenants with the Security Agent for the benefit of the Secured Parties that it shall at all times during the subsistence of this Charge:
(a)	procure that the register of members of the Company is located and maintained at [●];

8

(b)	not sell, transfer, alienate or deal with the Charged Assets or any interest in any of the Charged Assets or attempt or agree to do so, except pursuant to this Charge or the Transaction Documents;
(c)	not create or agree to create or permit to arise or subsist any Security (except for the security constituted by this Charge or any other security created with prior consent in writing of the Security Agent) on, over or with respect to any of the Charged Assets;
(d)	not cause or permit any of the Charged Assets to be consolidated, sub‑divided or converted and shall take such action as the Security Agent may direct in respect of any proposed compromise, arrangement, capital organisation, conversion, exchange, repayment or takeover offer affecting any of the Charged Assets or any proposal to vary or abrogate any rights attaching to any of the Charged Assets;
(e)	promptly pay to the Company any calls on any Charged Assets which are not fully paid up, and if it defaults on this obligation, the Security Agent may (but shall not be obliged to) do so on behalf of the Chargor (and any amount so expended shall be recoverable by the Security Agent under Section 16 (Expenses and Indemnity));
(f)	comply with the terms of the Purchase Agreement and any other Transaction Document (including not paying dividends or other Distributions without the Security Agent’s consent);
(g)	not waive, release, settle, compromise, abandon or set‑off any claim or liability of any person in connection with the Charged Assets;
(h)	forward to the Security Agent any notices, reports, accounts, circulars and other documents relating to the Charged Assets as soon as they are received;
(i)	refrain from exercising any of its Rights in a manner which would jeopardise or would otherwise in any way impair the Security created under this Charge (including the value, validity or enforceability of the security created under this Charge);
(j)	procure that its Affiliates will not resolve to do anything (whether an act or omission) which would jeopardise or would otherwise in any way impair the Security created under this Charge (including the value, validity or enforceability of the security created under this Charge);
(k)	immediately after the execution of this Charge, the Chargor shall instruct its registered agent to create and maintain a register of charges in accordance with section 162 of the BVI Business Companies Act, 2004 of the British Virgin Islands, as amended (the "BVI Act"), to the extent this has not already been done;
(l)	enter particulars of the security created pursuant to this Charge in such Register of Charges and no later than fifteen (15) days after the date of this Charge,

9

provide the Security Agent with a certified true copy of the updated Register of Charges;
(m)	effect registration, or assist the Security Agent in effecting registration, of this Charge with the Registrar of Corporate Affairs of the British Virgin Islands (the "Registrar of Corporate Affairs") pursuant to section 163 of the BVI Act by making the required filing, or assisting the Security Agent in making the required filing, in the approved form with the Registrar of Corporate Affairs and (if applicable) provide confirmation in writing to the Security Agent within ten (10) days after execution of this Charge that such filing has been made; and
(n)	within thirty (30) days from and including the date of execution of this Charge, the Chargor shall deliver or procure to be delivered to the Security Agent the certificate of registration of charge issued by the Registry and a stamped copy of the description of the security created pursuant to this Charge.
SECTION 9
ENFORCEMENT OF CHARGE AND POWERS OF THE SECURITY AGENT
9.1	Security Enforceable
This Charge and the Security constituted by this Charge shall immediately become enforceable upon and after the occurrence of an Event of Default.
9.2	Power of Sale
The Security Agent may, at any time after this Charge becomes enforceable, sell or otherwise dispose of all the title to and interest in the Charged Assets or (as it may elect and without prejudice to any later exercise of this power) the whole or any part of the Charged Assets for such consideration (which may comprise or include shares or debentures), upon such terms and conditions as the Security Agent may in its absolute discretion think fit and in accordance with applicable laws.
9.3	Application of Monies
All monies received by the Security Agent on the realisation or enforcement of this Charge may be applied by the Security Agent:
(a)	first in payment or satisfaction of the expenses related to enforcement of this Charge (including without limitation the fees and expenses of the Receiver);
(b)	secondly, in repayment and discharge of the Secured Obligations;
(c)	thirdly, in payment of the balance (if any) to the Chargor or any other person entitled to it as directed by a court of competent jurisdiction.
9.4	Exercise of Power
In exercise of its powers hereunder, the Security Agent shall be the agent of the Chargor for all purposes and, subject to the law of any applicable jurisdiction, the Chargor shall be responsible for those contracts, engagements, acts, omissions, defaults, losses and liabilities incurred absent gross negligence or willful misconduct by the

10

Security Agent in the exercise of such powers as determined by a final nonappealable judgement by a court of competent jurisdiction.
9.5	Protection of Third Parties
No person dealing with the Security Agent or its brokers or agents, shall be concerned to enquire whether this Charge has become enforceable, whether any power exercised or purported to be exercised has become exercisable, whether any Secured Obligation remains due, as to the necessity or expediency of any terms subject to which any sale or other disposal of any Charged Assets shall be made, or otherwise be concerned as to the propriety or regularity of any sale or other disposal of any Charged Asset, or to see to the application of any money paid to the Security Agent, its brokers or agents, and such dealings shall be deemed to be within the powers hereby conferred and to be valid accordingly.
SECTION 10
APPOINTMENT AND RIGHTS OF RECEIVER
10.1	Appointment of Receiver
At any time after this Charge becomes enforceable (whether or not the Security Agent has taken possession of the Charged Assets), without any prior notice to the Chargor, the Security Agent may, by deed, or otherwise in writing signed by any officer or manager of the Security Agent or any person authorised for this purpose by the Security Agent, appoint one or more persons to be a Receiver or Receivers. The Security Agent may similarly remove any Receiver and appoint any person to replace any Receiver. If the Security Agent appoints more than one person as Receiver, the Security Agent may give such Receivers power to act either jointly or severally.
10.2	Scope of Appointment
A Receiver may be appointed as receiver of all of the Charged Assets or part of them specified in the appointment. In the latter case, the rights conferred on a Receiver as set out in Schedule 2 (Rights of Receivers) shall have effect as though every reference in that Schedule to the Charged Assets were a reference to the part of the Charged Assets so specified or any part of them.
10.3	Rights of Receivers
Each Receiver appointed pursuant to this Section 10 shall have the rights, powers, discretions, privileges and immunities conferred on a receiver by law as supplemented and/or extended by this Charge and shall also have the powers and rights set out in Schedule 2 (Rights of Receivers), all of which powers and rights are exercisable without further notice.
10.4	Agent of Chargor
Each Receiver shall be an agent of the Chargor for all purposes. The Chargor shall be responsible for such Receiver's contracts, engagements, acts, omissions, defaults, losses and liabilities.
10.5	Remuneration

11

The Security Agent may determine the remuneration of each Receiver and direct payment of that remuneration out of monies received by such Receiver. The Chargor shall be liable for the remuneration and all other costs, losses, liabilities and expenses of such Receiver.
10.6	Third Party Rights
(a)	Each Receiver has the right under the Contracts (Rights of Third Parties) Law, 2014, as amended, modified, re-enacted or replaced (the "Third Party Rights Law"), to enforce, in its own right, its rights under this Charge subject to and in accordance with the provisions of the Third Party Rights Law.
(b)	Notwithstanding any other term of this Charge, consent of any person who is not a party to this Charge (including, without limitation, any Receiver) shall not be required for any amendment to, or variation, release, rescission or termination of this Charge.
SECTION 11
FURTHER ASSURANCE
The Chargor shall at any time and from time to time, if reasonably required by the Security Agent, promptly sign, seal, deliver and complete all necessary Documents, give such instructions or directions as the Security Agent may reasonably require relating to any Charged Asset and do all acts and things which the Security Agent may reasonably require for perfecting or improving its title to and Security created under this Charge over any Charged Asset or (upon and after the ocurrence and during the continuance of an Event of Default) vesting or enabling it to vest any Charged Assets in itself or its nominee or in any purchaser or to facilitate a sale or disposal of any Charged Asset or exercise of any Right attaching to any Charged Asset hereby conferred on the Security Agent, such Documents (if any), to be prepared by or on behalf of the Security Agent at the cost of the Chargor and to be in such form as the Security Agent may reasonably require.
SECTION 12
ADDITIONAL OR FUTURE SECURITY
12.1	Charge in addition to Other Security
This Charge is in addition to and independent of and shall not affect (or be affected by) any guarantees, indemnities or Security whatsoever which the Security Agent or any other Secured Party may hold now or hereafter for any part of the Secured Obligations and may be enforced without first having recourse to and shall not prejudice or merge with any such guarantee, indemnity or Security.
12.2	New Account

12

Without prejudice to Section 8(c), if the Security Agent receives or is deemed to have received notice of (i) any Security in relation to the Chargor affecting any Charged Assets or (ii) any Insolvency Event in relation to the Chargor:
(a)	the Security Agent may open a new account in the name of the Chargor and, if it does not, it shall be deemed to have done so at the time it received or is deemed to have received such notice; and
(b)	all payments received by the Security Agent from the Chargor or any other person in respect of the Secured Liabilities after the Security Agent receives such notice shall be credited, or deemed to have been credited, to the new account and shall not operate to reduce the amount of the Secured Liabilities at the time the Security Agent received such notice.
SECTION 13
EXCULSION OF SECURITY AGENT’S LIABILITY, RECEIVER AND DELEGATE
13.1	Possession
If the Security Agent, any Receiver or any delegate of any of them takes possession of any of the Charged Assets, it or he may at any time relinquish possession.
13.2	Exclusion of Security Agent’s Liability
(a)	Neither the Security Agent nor any Receiver or delegate of any of them shall (either by reason of taking possession of the Charged Assets or for any other reason and whether as mortgagee in possession or otherwise) be liable to the Chargor or any other person for any costs, losses, liabilities or expenses relating to the realisation of any Charged Assets or from any act, default, omission or misconduct of the Security Agent, any Receiver, any delegate of any of them or their respective officers, employees or agents in relation to the Charged Assets or in connection with this Charge or any other Transaction Document except to the extent caused by its or his own gross negligence or wilful misconduct as determined by a final nonappealable judgement by a court of competent jurisdiction.
(b)	Nothing in this Charge shall be construed as placing on the Security Agent any liability whatsoever in respect of any calls, instalments or other payments relating to any of the Charged Assets or any rights, shares or any rights, shares or other securities accruing, offered or arising as aforesaid, and the Chargor shall indemnify the Security Agent in respect of all calls, instalments or other payments relating to any of the Charged Assets owned by it and to any rights, shares and other securities accruing, offered or arising as aforesaid in respect of any of the Charged Assets.
SECTION 14
WAIVER FORBEARANCE CUMULATIVE REMEDIES AND PARTIAL INVALIDITY
14.1	Waiver, Forbearance and Cumulative Remedies

13

No failure to exercise and no delay on the part of the Security Agent in exercising any right, remedy, power or privilege under this Charge and no course of dealing between the parties shall be construed or operate as a waiver thereof, nor shall any single or partial exercise of any such right, remedy, power or privilege preclude any other or further exercise of it or the exercise of any other right, remedy, power or privilege.  The rights and remedies provided in this Charge are cumulative and not exclusive of any rights or remedies provided by law or under the Transaction Documents.
14.2	Partial Invalidity
If any provision of this Charge is illegal, invalid or unenforceable the other provisions and the remainder of the affected provision shall continue to be valid.
14.3	Waiver of Defences
Neither the obligations of the Chargor under this Charge nor the Security and the Rights conferred on the Security Agent by this Charge or by law shall be discharged, impaired or otherwise affected by reason of:
(a)	any Insolvency Event in relation to any Obligor or any other person or any change in the status, function, control or ownership of any Obligor or any other person;
(b)	any of the Secured Obligations or any other Security which the Security Agent or any other Secured Party may have in respect of the Secured Obligations or any of them being or becoming illegal, invalid, unenforceable or ineffective in any respect;
(c)	any time or other indulgence being granted to or agreed with any Obligor or any other person with regard to the Secured Obligations or any of them or with regard to any other security which the Security Agent or the other Secured Party may have in respect of the Secured Obligations or any of them;
(d)	any release of or amendment to any Security, guarantee or indemnity;
(e)	any total or partial failure to take or perfect any Security which is offered or proposed to be taken in respect of the Secured Obligations or any of them;
(f)	any total or partial failure to realise the value of, or any release, discharge, exchange or substitution of, any Security, guarantee or indemnity which the Security Agent or the other Secured Party may have in respect of the Secured Obligations or any of them; or
(g)	any other act, event or omission which might operate to discharge, impair or otherwise affect the obligations of an Obligor, the security created under this Charge or any Right conferred on the Security Agent by this Charge or by law.

14

SECTION 15
VARIATION OF TERMS
No variation, deletion, replacement of or supplement to this Charge or any of its terms shall be effective unless made in writing and signed by or on behalf of the Security Agent and the Chargor.
SECTION 16
EXPENSES AND INDEMNITY
The Chargor shall indemnify and save harmless the Security Agent, each Receiver and each agent or attorney appointed under or pursuant to this Charge from and against any and all expenses, claims, liabilities, losses, taxes, costs, duties, fees and charges suffered, incurred or made by the Security Agent, such Receiver or such agent or attorney:
(a)	in exercise or purported exercise of any Rights vested in it pursuant to this Charge;
(b)	in preservation or enforcement of its Rights under this Charge or the priority thereof; or
(c)	on release of any part of the Charged Assets from the Security created by this Charge, and the Security Agent, the Receiver or such agent or attorney may retain and pay all sums in respect of the same out of money received under the powers conferred on it by this Charge.  All amounts recoverable by the Security Agent, such Receiver or such agent or attorney or any of them shall be recoverable on a full indemnity basis.
SECTION 17
CURRENCY INDEMNITY
If, under any applicable law or regulation, and whether pursuant to a judgment being made or registered against the Chargor or for any other reason (including any Insolvency Event in relation to the Chargor), any payment under or in connection with this Charge is made or falls to be satisfied in a currency (the “Payment Currency”) other than the currency in which such payment is due under or in connection with this Charge (the “Contractual Currency”), to the extent that the amount of such payment actually received by the Security Agent when converted into the Contractual Currency at the rate of exchange, falls short of the amount due under or in connection with this Charge, the Chargor, as a separate and independent obligation, shall indemnify and hold harmless the Security Agent against the amount of such shortfall.  For the purposes of this section, “rate of exchange” means the rate at which the Security Agent is able on or about the date of such payment to purchase the Contractual Currency with the Payment Currency and shall take into account any premium and other costs of exchange with respect thereto.

15

SECTION 18
STAMP DUTY AND TAX
The Chargor shall pay promptly, and in any event before any penalty becomes payable, all stamp duties and taxes, if any, payable in connection with the entry into, performance, enforcement or admissibility in evidence of this Charge or any other document referred to in this Charge, and shall indemnify the Security Agent against any liability with respect to, or resulting from any delay in paying or omission to pay, any such stamp duties or taxes.
SECTION 19
DISCHARGE, RELEASE AND AVOIDANCE
19.1	Any settlement or discharge between any Secured Party and the Chargor in respect of the Secured Obligations shall be subject to the condition that no security or payment to any Secured Party by the Chargor or any other person shall be avoided or reduced by virtue of any provisions or enactments relating to insolvency or otherwise. If any such security or payment shall be so avoided or reduced, the Security Agent or such Secured Party shall nevertheless be entitled to recover the value or amount thereof subsequently from the Chargor and to exercise its rights under this Charge as if such settlement or discharge had not been effected.
19.2	If all of the Secured Obligations have been unconditionally and irrevocably paid and discharged in full, and no Secured Party is under any further obligation to provide financial accommodation to the Chargor under the terms of any Transaction Document, the Security Agent shall, at the request and cost of the Chargor, execute such documents and do all such reasonable acts as may be necessary to release, reassign or discharge (as appropriate) the Charged Assets from this Charge, in each case subject to Section 6.2 (Continuing Security) and Section 19.1 above and without recourse to, or any representation or warranty by, the Security Agent or any its nominees.
19.3	If all or part of the Additional Charged Shares shall be released pursuant to Clause 8.3 of the Purchase Agreement, the Security Agent shall, at the request and cost of the Chargor, release, reassign or discharge (as appropriate) such Additional Charged Shares pursuant to Clause 8.3 of the Purchase Agreement, and the Derivate Assets in relation to such Additional Charged Shares (but in any event not the security constituted by this Charge over the Initial Charged Shares or any other part of the Charged Assets), in accordance with and subject to the provisions of Clause 8.3 of the Purchase Agreement, and return to the Chargor all documents delivered to the Security Agent pursuant to Clause 3.3 (Subsequent Charged Assets) with respect to such Additional Charged Shares being released pursuant to Clause 8.3 of the Purchase Agreement (to the extent not otherwise previously sold, assigned or otherwise disposed of or applied and (in the case of any such document delivered pursuant to Section 3.3) not put into effect in accordance with this Charge), in each case subject to Section 6.2 (Continuing Security) and Section 19.1 above and without recourse to, or any representation or warranty by, the Security Agent or any its nominees.
SECTION 20
TRANSFER, DELEGATION, DETERMINATION AND DISCLOSURE
20.1	No Assignment or Transfer by Chargor

16

The Chargor shall not assign or transfer any of its Rights or obligations under this Charge.
20.2	Security Agent’s Right to Assign or Transfer
The Security Agent may at any time transfer or assign all or any part of its rights and obligations (as applicable) under this Charge to any person to whom it may assign or transfer any or all of its rights and obligations in accordance with the terms of the Purchase Agreement.
20.3	Security Agent’s Right to Delegate
The Security Agent or a Receiver may delegate in any manner to any person any Right which is for the time being exercisable by the Security Agent or such Receiver under this Charge. Any such delegation may be made upon such terms and conditions as the Security Agent or such Receiver may think fit.
20.4	Determination and Discretion
Any Right which may be exercised by the Security Agent, any Receiver or any delegate under this Charge, or any determination which the Security Agent, a Receiver or a delegate may make under this Charge, may be exercised or made in its absolute discretion.
20.5	Disclosure of Information
Section 6 (Confidentiality) of the Purchase Agreement is incorporated into this Charge as though it was set out in full in this Charge with all necessary modifications to references to the Parties.
SECTION 21
NOTICES
21.1	Notices.
Each notice, demand or other communication given or made under this Charge shall be in writing in English and delivered or sent to the relevant Party at its address or fax number as set out below (or such other address or fax number as the addressee has by five (5) Business Days’ prior written notice specified to the other Parties). Any notice, demand or other communication given or made by letter between countries shall be delivered by international commercial overnight delivery service or courier (such as Federal Express or DHL). Any notice, demand or other communication so addressed to the relevant Party shall be deemed to have been delivered, (a) if delivered in person or by messenger, when proof of delivery is obtained by the delivering Party; (b) if sent by post within the same country, on the third (3rd) Business Day following posting, and if sent by post to another country, on the seventh (7th) Business Day following posting; and (c) if given or made by fax, upon dispatch and the receipt of a transmission report confirming dispatch.
21.2	Addresses and Fax Numbers.
The initial address and facsimile for each Party for the purposes of this Agreement are:

17

if to the Security Agent :	with a copy to (which shall not constitute notice):

c/o KKR Asia Limited Level 56, Cheung Kong Center 2 Queen’s Road Central, Hong Kong Facsimile: (852) 2219-3000 Attention: Julian J. Wolhardt and Lane Zhao	Paul, Weiss, Rifkind, Wharton & Garrison 12th Floor, Hong Kong Club Building 3A Chater Road, Central Hong Kong Facsimile: (852) 2840-4300 Attention: John E. Lange

if to the Chargor:	with a copy to (which shall not constitute notice):

c/o Tarena International, Inc.
Address: Suite 10017, Building E, Zhongkun Plaza,
A18 Bei San Huan West Road, Haidian District
Beijing 100098, People’s Republic of China
Facsimile: +8610-6211-0873
Attention: Mr. Shaoyun Han

Skadden, Arps, Slate, Meagher & Flom
42/F, Edinburgh Tower, The Landmark,
15 Queen’s Road Central, Hong Kong
Fax Number: (852) 3910-4863 / (852) 3910-4891
Email: Julie.Gao@skadden.com / Will.Cai@skadden.com
Attention: Julie Z. Gao / Will H. Cai

SECTION 22
COUNTERPARTS
This Charge may be executed in any number of counterparts, each of which when executed and delivered shall be an original, but all of which when taken together shall constitute a single document.
SECTION 23
GOVERNING LAW AND JURISDICTION
23.1	Governing Law
This Charge shall be governed by and construed in accordance with Cayman Islands law.
23.2	Jurisdiction
For the benefit of the Security Agent, the Chargor irrevocably agrees that, subject to this Section 23, the courts of Cayman Islands are to have jurisdiction to settle any disputes which may arise out of or in connection with this Charge and that accordingly any proceedings (referred to in this Section as “Proceedings”) arising out of or in connection with this Charge may be brought in such courts and the Chargor irrevocably submits to the exclusive jurisdiction of such courts.
23.3	Waiver of Objection

18

The Chargor irrevocably waives any objection which it may at any time have to the laying of the venue of any Proceedings in any court referred to in this Section 23 and any claim that any such Proceedings have been brought in an inconvenient forum and further irrevocably agrees that a judgment in any such Proceedings brought in such courts shall be conclusive and binding upon it and may be enforced in any other jurisdiction.
23.4	Right of Security Agent to Commence Proceedings
Nothing in this Section 23 shall limit the right of the Security Agent to take Proceedings against the Chargor in any court of competent jurisdiction nor shall the taking of Proceedings by the Security Agent against the Chargor in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction whether concurrently or not.
23.5	Service of Process
Without prejudice to any other mode of service allowed under applicable law, within [●] Business Days from the date hereof, the Chargor shall appoint [●] or its Affiliate, as its agent for service of process in relation to any Proceedings before Cayman courts in connection with this Charge. Such appointment shall not be revoked prior to the release, reassign or discharge (as appropriate) of the Charged Assets from this Charge.

(Remainder of Page Intentionally Left Blank)

19

Schedule 1

Particulars of the Initial Charged Shares

Name of Chargor	No. of Shares in the Company	Certificate Number
[●]	[●]	[●]

Schedule 2

Rights of Receiver

Any Receiver appointed pursuant to Section 10 (Appointment and rights of Receivers) shall have the right, either in its own name or in the name of the Chargor or otherwise and in such manner and upon such terms and conditions as the Receiver thinks fit, and either alone or jointly with any other person:
(a)	Enter into possession
to take possession of, get in and collect the Charged Assets and for that purpose to take any legal proceedings and to hold, process and enjoy the Charged Assets, and to require payment to it of all Distributions including, to complete any instruments of transfer and to procure the transfer of the Charged Shares into the name of the Security Agent or its nominee and, if necessary, take possession of and collect the share certificates and/or other documents of title relating to the Charged Shares, in each case, at the cost and risk of the Chargor;
(b)	Deal with Charged Assets
to sell, transfer, assign, exchange or otherwise dispose of or realise the Charged Assets to any person either by public offer or auction, tender or private contract and for a consideration of any kind (which may be payable or delivered in one amount or by instalments spread over a period or deferred);
(c)	Borrow money
to borrow or raise money either unsecured or on the security of the Charged Assets (either in priority to this Charge or otherwise);
(d)	Rights of ownership
to exercise and do (or permit the Chargor or any nominee of it to exercise and do) all such rights and things as the Security Agent would be capable of exercising or doing if it were the absolute beneficial owner of the Charged Assets;
(e)	Claims
to settle, adjust, refer to arbitration, compromise and arrange any claims, accounts, disputes, questions and demands with or by any person relating to the Charged Assets;
(f)	Legal actions
to bring, prosecute, enforce, defend and abandon actions, suits and proceedings in relation to the Charged Assets or any business of any Chargor;
(g)	Redemption of Security
to redeem any Security (whether or not having priority to this Charge) over the Charged Assets and to settle the accounts of any person with an interest in the Charged Assets;
(h)	Spend money

in the exercise of any of the above powers, to spend such sums as it may think fit and the Chargor shall forthwith on demand repay to the Security Agent or the Receiver (as the case may be) all sums so spent together with interest on those sums at such rates as the Security Agent may from time to time determine from the time they are paid or incurred and until repayment those sums (together with such interest) shall be secured by this Charge; and
(i)	Other powers
to do anything else it may think fit for the realisation of the Charged Assets or incidental to the exercise of any of the rights conferred on the Receiver under or by virtue of any Transaction Document to which the Chargor is party and any applicable law.

Schedule 3

Form of Instrument of Transfer
INSTRUMENT OF TRANSFER OF SHARES IN
Tarena International, Inc.
(the "Company")

___________________________________________________________________

The Undersigned, [●] (the "Transferor"), for value received, does hereby transfer to [●] (the "Transferee"), the [●] ordinary shares standing in its name in the Company (the “Shares”).

Signed by the Transferor
By……………………. Director For and on behalf of [●] Dated this day of

Signed by the Transferee
By…………………… Director For and on behalf of [●] Dated this day of

Schedule 4

Form of Instrument of Proxy

[To be provided by the Chargor]
To:	The Board of Directors Tarena International, Inc. (the “Company”)

Instrument of Proxy
Tarena International, Inc. ‑ Annual General Meetings and Extraordinary General Meetings
We, [name of Chargor] of [address], being the registered holder of [●] Class [●] ordinary shares, par value US$0.001 per share, of the Company (“Class [●] Ordinary Shares”), hereby appoint Mr. [●] of [address] as our proxy, to vote for us and on our behalf, with respect to such [●] Class [●] Ordinary Shares only, at any Annual General Meeting or Extraordinary General Meeting of the Company to be held on [●] and at any adjournment thereof.
We also agree to any of the aforesaid Meetings being held notwithstanding that the required period of notice has not been given.
Signed this [●] day of [●] 201[●].

[Name of Chargor]

(Execution Page)
In Witness Whereof the parties have executed and delivered this Charge as a deed on the day and year first above written.

Executed and delivered as a Deed

Chargor
Executed and delivered as a deed for and on behalf of [●] by:
Director

Security Agent
Signed for and on behalf of [●] by:
Authorised Signatory

EXHIBIT F

CONFIDENTIAL

EXECUTION VERSION

REGISTRATION RIGHTS AGREEMENT
by and between
Tarena International, Inc.

and

Talent Fortune Investment Limited

Dated as of July 17, 2015

Table of Contents
Page
Article I Definitions	1
1.1 Defined Terms.	1
1.2 Other Definitional Provisions; Interpretation	4
Article II Registration Rights	5
2.1 Securities Act Registration on Request.	5
2.2 Piggyback Registration.	7
2.3 Expenses.	8
2.4 Registration Procedures.	9
2.5 Underwritten Offerings.	12
2.6 Preparation: Reasonable Investigation.	14
2.7 Postponements.	14
2.8 Indemnification by the Company.	15
2.9 Registration Rights to Others.	17
2.10 Adjustments Affecting Registrable Shares.	17
2.11 ADS.	18
2.12 Termination of Registration Rights.	18
Article III Miscellaneous	18
3.1 Amendments; Entire Agreement.	18
3.2 Severability.	18
3.3 Successors and Assigns.	18
3.4 Notices.	18
3.5 Counterparts.	19
3.6 Injunctive Relief.	19
3.7 Governing Law; Consent to Jurisdiction.	19
3.8 Waiver of Jury Trial.	20

SCHEDULES:
SCHEDULE A – NOTICES

REGISTRATION RIGHTS AGREEMENT
REGISTRATION RIGHTS AGREEMENT, dated as of July 17, 2015, by and between Tarena International, Inc., a Cayman Islands exempted company (the “Company”), and Talent Fortune Investment Limited, a Cayman Islands limited liability company (“KKR”).

WHEREAS, the Company has agreed to provide KKR with certain registration rights; and
WHEREAS, KKR is acquiring 6,826,263 Ordinary Shares (defined below) from certain shareholders of the Company, and the Company acknowledges that such transaction provides benefits to the Company including but not limited to providing a degree of stability in its shareholder base;
NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto agree as follows:
ARTICLE I
DEFINITIONS
1.1            Defined Terms.
As used in this Agreement, terms defined in the headings and the recitals shall have their respective assigned meanings, and the following capitalized terms shall have the meanings ascribed to them below:
“ADR” has the meaning set forth in Section 2.11.
“ADSs” means American Depositary Shares representing one Ordinary Share.
“Affiliate” means any Person who is an “affiliate” of such Person as defined in Rule 12b-2 of the General Rules and Regulations under the Exchange Act.
“Agreement” means this Registration Rights Agreement, as the same may be amended, supplemented or otherwise modified from time to time.
“Board” means the Board of Directors of the Company.
“Business Day” means a day when banks are generally open for business in New York, New York.
“Commission” means the U.S. Securities and Exchange Commission or any similar agency then having jurisdiction to enforce the Securities Act.
“Company” has the meaning set forth in the preamble of this Agreement.
“Company Indemnitee” has the meaning set forth in Section 2.8.

“Connion” means Connion Capital Limited, a limited liability company incorporated under the laws of the British Virgin Islands.
“Designated Exchange” means the Nasdaq Global Select Market.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute.
“Expenses” means all expenses incurred by the Company incident to the Company’s performance of or compliance with its obligations under Sections 2.1, 2.2, 2.4 and 2.5 of this Agreement, including all registration, filing, listing, stock exchange and FINRA fees, all fees and expenses of complying with state securities or blue sky laws, all of the Company’s word processing, duplicating and printing expenses, messenger, telephone and delivery expenses, the fees, disbursements and other charges of counsel for the Company and of its independent registered public accounting firm, including the expenses incurred in connection with “cold comfort” letters required by or incident to such performance and compliance, reasonable fees and disbursement for one (1) counsel for KKR and other selling shareholders, if any, the fees and expenses incurred by the Company in connection with the listing of the securities to be registered on each securities exchange or national market system on which similar securities issued by the Company are then listed, the fees and expenses of any special experts retained by the Company in connection with such registration, and the fees and expenses of other persons retained by the Company, but excluding underwriting discounts and commissions, expenses charged by the depositary bank relating to the issuance or transfer of ADSs and applicable transfer taxes, if any, with respect to Registrable Shares being sold by KKR, which discounts, commissions, expenses, transfer taxes, fees and expenses shall be borne by the selling shareholders, except as otherwise provided in this Agreement.
“FINRA” means the Financial Industry Regulatory Authority, Inc.
“Goldman Sachs” means Goldman Sachs Investment Partners Master Fund, L.P. and Goldman Sachs Investment Partners Private Opportunities Holdings, L.P..
“Governmental Authority” means (a) the government of any nation, state, city, locality or other political subdivision thereof, (b) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and (c) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing.
“IDG” means IDG Technology Venture Investments, L.P.
“KKR” has the meaning set forth in the preamble of this Agreement.
“Listing” means a listing of Ordinary Shares or ADSs on a national securities exchange.

“Loss” and “Losses” have the meanings set forth in Section 2.8.
“Offering Documents” has the meaning set forth in Section 2.8.
“Ordinary Shares” means Class A ordinary shares of the Company.
“Person” means any individual, corporation, company, partnership, firm, voluntary association, joint venture, trust, unincorporated organization, Governmental Authority or any other entity whether acting in an individual, fiduciary or other capacity.
“Public Offering” means an underwritten public offering and sale of Ordinary Shares or ADSs pursuant to an effective registration statement filed under the Securities Act; provided, that a Public Offering shall not include an offering made in connection with a business acquisition or combination pursuant to a registration statement on Form S-4 or any similar form, or an employee benefit plan pursuant to a registration statement on Form S-8 or any similar form.
“Registrable Shares” means any of the Ordinary Shares that (i) are owned by KKR or any of its Affiliates and were acquired from Goldman Sachs or IDG pursuant to the Share Purchase Agreements, (ii) are indirectly owned by KKR or any of its Affiliates through Moocon Education Limited and were acquired from Goldman Sachs or IDG pursuant to the Share Purchase Agreements, if KKR or any of its Affiliates control Moocon Education Limited or (iii) may be sold or disposed of by KKR or any of its Affiliates after any charge under any Share Charge Agreement becomes enforceable in accordance with its terms; provided, however, that an Ordinary Share will cease to be a Registrable Share upon the earliest to occur of the time that such Ordinary Share has been sold under a registration statement effected pursuant hereto or sold pursuant to Rule 144 promulgated under the Securities Act.
“Registration Demand” has the meaning set forth in Section 2.1.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute.
“Share Charge Agreements” means the following agreements in respect of the charge of Ordinary Shares:
(a)	the share charge agreement dated July 15, 2015 between Moocon Education Limited and Talent Wise Investment Limited; and
(b)	the share charge agreement dated July 15, 2015 between Techedu Limited and Talent Wise Investment Limited.
“Share Purchase Agreements” means the following agreements in respect of the transfer of Ordinary Shares:

(c)	the share purchase agreement dated June 13, 2015 among KKR, Connion and Goldman Sachs; and
(d)	the share purchase agreement dated June 13, 2015 among KKR, Connion and IDG.
“Shareholder Indemnitee” has the meaning set forth in Section 2.8.
“Shareholder Information” has the meaning set forth in Section 2.4.
“Subsidiary” means with respect to any Person, any corporation, partnership, association or other business entity of which fifty percent (50%) or more of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote generally in the election of directors, managers or trustees thereof, or fifty percent (50%) or more of the equity interest therein, is at the time owned or controlled, directly or indirectly, by any Person or one or more of the other Subsidiaries of such Person or a combination thereof.
1.2            Other Definitional Provisions; Interpretation

In this Agreement, unless the context otherwise requires:
(a)              the words “hereof”, “herein”, and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section, Subsection and Schedule references are to this Agreement unless otherwise specified;

(b)              headings are for convenience only and do not affect the interpretation of this Agreement;

(c)              words importing the singular include the plural and vice versa;

(d)              a reference to an Article, party, Schedule or Section is a reference to that Article or Section of, or that party or Schedule to, this Agreement;

(e)              a reference to a document includes an amendment or supplement to, or replacement or novation of, that document but disregarding any amendment, supplement, replacement or novation made in breach of this Agreement;
(f)              whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”; and

(g)              a reference to a party to any document includes that party’s successors and permitted assigns.

ARTICLE II
REGISTRATION RIGHTS
2.1            Securities Act Registration on Request.
(a)              Request.  Subject to the terms and conditions of this Agreement, any time and from time to time, KKR may make a written request to the Company for the registration with the Commission under the Securities Act of all or part of the Registrable Shares, which request shall specify the number of Registrable Shares to be disposed of by KKR and the proposed plan of distribution therefor (a “Registration Demand”).  Upon the receipt of any request for registration made in accordance with the terms of this paragraph, the Company will use its reasonable best efforts to effect, at the earliest practicable date, such registration under the Securities Act of the Registrable Shares that the Company has been requested to register; provided that,
(i)            the Company shall not be required to effect more than a total of three (3) Registration Demands pursuant to this Section 2.1 and at least a period of 180 days shall have elapsed since the previous Registration Demand and the previous registration in which KKR had an opportunity to participate pursuant to Section 2.2; and
(ii)            if at the time a demand for registration is made under this Section 2.1(a), the Company is a “well-known seasoned issuer” (as defined in Rule 405 of the Securities Act), then the Company’s obligation to file a registration statement under this Section 2.1 shall be deemed satisfied if there is a Form F-3 or S-3 on file pursuant to which KKR shall be entitled to dispose of the number of Registrable Shares that it has requested to register.
(b)              Registration Statement Form.  Registrations under Section 2.1 hereof shall be on Form F-1 or S-1 or, if permitted by law, Form F-3 or S-3 (or, in either case, any successor forms thereto) and shall permit the disposition of the Registrable Shares pursuant to an underwritten Public Offering unless KKR determines otherwise, in which case pursuant to the method of disposition determined by KKR. The Company agrees to include in any such registration statement filed pursuant to Section 2.1 all information which KKR shall reasonably request.
(c)              Effective Registration Statement.  A registration requested pursuant to Section 2.1 or Section 2.1(f) shall not be deemed to have been effected:
(i)            unless a registration statement with respect thereto has become effective by the Commission and remains effective in compliance with the provisions of the Securities Act and the laws of any state or other jurisdiction applicable to the disposition of Registrable Shares covered by such registration statement until such time as all of such Registrable Shares have been disposed of in accordance with such registration statement;
(ii)            if, after it has become effective, such registration is interfered with by any stop order, injunction or other order or requirement of the Commission or other Governmental Authority or court for any reason other than a violation of applicable law solely by KKR and has not thereafter become effective, or in the case of a Form F-3 or S-3, the Company ceases to be eligible to use such Form; or
(iii)            if, in the case of an underwritten Public Offering, the conditions to closing specified in an underwriting agreement to which the Company is a party are not satisfied or waived other than by reason of any breach or failure by KKR.
(d)              Selection of Underwriters.  The underwriter or underwriters of each underwritten Public Offering, if any, of the Registrable Shares to be registered pursuant to Section 2.1 or Section 2.2 hereof shall be an internationally recognized investment bank selected by KKR, which must be reasonably acceptable to the Company and any other shareholders joining such underwritten Public Offering.
(e)              Ranking in Requested Registration.  If a registration under this Section 2.1 involves an underwritten Public Offering, and the managing underwriter of such underwritten Public Offering shall advise the Company in writing (with a copy to KKR) that, in its opinion, the number of securities requested to be included in such registration exceeds the number of such securities that can be sold in such offering within a price range stated to such managing underwriter by KKR and shareholders joining such underwritten Public Offering, the Company shall include in such registration, to the extent of the number and type of securities which the Company is advised can be sold in such offering, (i) first, all of the Registrable Shares being sold for the accounts of KKR and its Affiliates, (ii) second, Ordinary Shares or ADSs to be sold by the Company for their own account and (iii) third, other Ordinary Shares or ADSs, if any.
(f)              Shelf Registration.  To the extent the Company is eligible, KKR may make a written request that the Company file a shelf registration statement (a “Shelf Registration Statement”) pursuant to Rule 415 promulgated under the Securities Act (a “Shelf Registration”) and undertake any related qualification or compliance, with respect to all or part of the Registrable Shares.  The Company shall as soon as practicable, use its reasonable best efforts to file such Shelf Registration Statement under the Securities Act at the earliest practicable date, but in any event not later than forty-five (45) days after the Shelf Registration is requested, and use its reasonable best efforts to have such Shelf Registration Statement thereafter become effective with the Commission at the earliest practicable date.  The Company agrees to use its reasonable best efforts to keep the Shelf Registration Statement continuously effective for the period beginning on the date on which the Shelf Registration Statement becomes effective under the Securities Act until the earlier to occur of (i) three years thereafter (plus a number of Business Days equal to the number of Business Days, if any, that the Shelf Registration Statement is not kept effective after the initial date of its effectiveness, subject to applicable law), (ii) the day after the date on which all of the Registrable Shares covered by the Shelf Registration Statement has been sold pursuant to the Shelf Registration Statement or another registration statement and (iii) the first date on which there shall cease to be any Registrable Shares covered by such Shelf Registration Statement.  The Company further agrees, if necessary, to supplement or amend the Shelf Registration Statement, if required by the rules, regulations or instructions applicable to the registration form used by the Company for such Shelf Registration or by the Securities Act or by any other rules and regulations thereunder for Shelf Registration, and the Company agrees to furnish to KKR copies of any such supplement or amendment promptly after its being issued or filed with the Commission.  No registration request pursuant to this Section 2.1(f) shall be deemed a Registration Demand.  If at the time a request for a Shelf Registration is made under this Section 2.1(f), the Company is a “well-known seasoned issuer” (as defined in Rule 405 of the Securities Act), then the Company’s obligation to file a registration statement under this Section 2.1(f) shall be deemed satisfied if there is a Form F-3 or S-3 on file pursuant to which KKR shall be entitled to dispose of all its Registrable Shares that it has requested to register.  Notwithstanding anything to the contrary herein, at any time that a Shelf Registration Statement registering Registrable Shares shall be effective, KKR shall be permitted to effect an unlimited number of non-underwritten offerings or non-underwritten shelf-take-downs off the Shelf Registration Statement.
2.2            Piggyback Registration.
If the Company proposes to register any of its securities under the Securities Act (other than pursuant to (i) a registration, the primary purpose of which is to register debt securities or (ii) a registration statement on Form S‑8, F-4 or S‑4 or any successor form), whether or not pursuant to registration rights granted to other holders of its securities and whether or not for sale for its own account, it shall give prompt written notice to KKR of its intention to do so, which notice, in any event, shall be given at least 30 days prior to the filing of any registration statement for such proposed registration.  Upon the written request of KKR made within 30 days after the receipt of any such notice (15 days if the Company states in such written notice or gives telephonic notice to KKR, with written confirmation to follow promptly thereafter, stating that (i) such registration will be on Form F-3 or S-3 and (ii) such shorter period of time is required because of a planned filing date), which request shall specify the Registrable Shares intended to be disposed of by KKR, the Company shall, subject to Section 2.5(b) hereof, effect the registration under the Securities Act of all Registrable Shares which the Company has been so requested to register by KKR; provided that,
(a)              prior to the effective date of the registration statement filed in connection with such registration, promptly following receipt of notification by the Company from the managing underwriter (if an underwritten Public Offering) of the price at which such securities are to be sold, the Company shall so advise KKR of such price, and KKR shall then have the right, exercisable in its sole discretion, irrevocably to withdraw its request to have its Registrable Shares included in such registration statement, by delivery of written notice of such withdrawal to the Company within five (5) Business Days of its being advised of such price, without prejudice to the rights of KKR to include Registrable Shares in any future registration (or registrations) pursuant to this Section 2.2 or to cause such registration to be effected as a registration under Section 2.1 hereof, as the case may be;
(b)              if at any time after giving written notice of its intention to register any securities and prior to the effective date of the registration statement filed in connection with such registration, the Company shall determine for any reason not to register or to delay registration of such securities, the Company may, at its election, give written notice of such determination to KKR and (i) in the case of a determination not to register, shall be relieved of its obligation to register any Registrable Shares in connection with such registration (but not from any obligation of the Company to pay the Expenses in connection therewith, if any), without prejudice, however, to the rights of KKR to include Registrable Shares in any future registration (or registrations) pursuant to this Section 2.2 or to cause such registration to be effected as a registration under Section 2.1 hereof, as the case may be, and (ii) in the case of a determination to delay registering, shall be permitted to delay registering any Registrable Shares, for the same period as the delay in registering such other securities; and
(c)              if such registration was initiated by the Company for its own account and involves an underwritten Public Offering, KKR shall sell its Registrable Shares on the same terms and conditions as those that apply to the Company, and, notwithstanding Section 2.1(d), the underwriters of each such underwritten Public Offering shall be a nationally recognized underwriter (or underwriters) selected by the Company, which must be reasonably acceptable to KKR if KKR is selling its Registrable Shares.
No registration effected under this Section 2.2 shall relieve the Company of its obligation to effect any registration upon request under Section 2.1 hereof and no registration effected pursuant to this Section 2.2 shall be deemed to have been effected pursuant to Section 2.1 hereof.
2.3            Expenses.
(a)              Except as otherwise provided herein, the Company shall pay all Expenses in connection with any registration initiated pursuant to Section 2.1 or 2.2 hereof, whether or not such registration shall become effective and whether or not all or any portion of the Registrable Shares originally requested to be included in such registration are ultimately included in such registration.
(b)              Notwithstanding anything in this Agreement to the contrary, in the event the Company does not issue or sell any securities in connection with a registration initiated pursuant to Section 2.1 hereof or a registration in which KKR participates in pursuant to Section 2.2 hereof, the Company shall not be obligated to pay any Expense in connection with such registration, and KKR and the other shareholders participating in such registration shall bear and pay such party’s proportionate share (based on the total number of shares sold in such registration) of all Expenses, in connection with such registration.
(c)              Notwithstanding anything in this Agreement to the contrary, but subject to Sections 2.3(b) and 2.7(a) hereof, the Company shall not be required to pay for any Expenses of any registration initiated pursuant to Section 2.1 hereof, if the registration request is subsequently withdrawn at the request of KKR, unless KKR agrees that such registration constitutes the use by KKR of one (1) demand registration pursuant to Section 2.1 hereof; provided, however, that if at the time of such withdrawal, KKR has learned of a material adverse change in the condition, business, or prospects of the Company not known to KKR at the time of its request for such registration and have withdrawn their request for registration with reasonable promptness after learning of such material adverse change, then KKR shall not be required to pay any of such expenses and such registration shall not constitute the use of a demand registration pursuant to Section 2.1.
2.4            Registration Procedures.
If and whenever the Company is required to effect any registration under the Securities Act as provided in Sections 2.1 or 2.2 hereof, the Company shall, as expeditiously as possible:

(a)              prepare and file with the Commission (promptly and, in any event on or before the date that is (i) 90 days, in the case of any registration pursuant to Section 2.1(a), after the receipt by the Company of the written request from KKR or (ii) 30 days, in the case of any registration pursuant to Section 2.1(f) after the receipt by the Company of the written request from KKR) the requisite registration statement to effect such registration and thereafter use its reasonable best efforts to cause such registration statement to become and remain effective; provided, however, that the Company may discontinue any registration of its securities that are not Registrable Shares (and, under the circumstances specified in Sections 2.2 and 2.7(b) hereof, its securities that are Registrable Shares) at any time prior to the effective date of the registration statement relating thereto;
(b)              prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus, including any free writing prospectus as defined in Rule 405 under the Securities Act, used in connection therewith as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act and the Exchange Act with respect to the disposition of all Registrable Shares and any other securities being sold in an underwritten Public Offering covered by such registration statement until such time as all of such Registrable Shares and any other securities being sold in an underwritten Public Offering has been disposed of in accordance with the method of disposition set forth in such registration statement; provided, however, that with respect to each free writing prospectus or other materials to be delivered to purchasers at the time of sale of the Registrable Shares, the Company shall (i) ensure that no Registrable Shares be sold “by means of” (as defined in Rule 159A(b) under the Securities Act) such free writing prospectus or other materials without the prior written consent of KKR covered by such registration statement, which free writing prospectus or other materials shall be subject to the review of counsel to KKR and (ii) make all required filings of all free writing prospectuses or other materials with the SEC as are required.
(c)              furnish to KKR and each underwriter, if any, such number of copies of such drafts and final conformed versions of such registration statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of such drafts and final versions of the prospectus contained in such registration statement (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents, as KKR or any underwriter may reasonably request in writing;
(d)              use its reasonable best efforts (i) to register or qualify all Registrable Shares and other securities, if any, covered by such registration statement under such other securities or blue sky laws of such states or other jurisdictions of the United States of America as KKR shall reasonably request in writing, (ii) to keep such registration or qualification in effect for so long as such registration statement remains in effect and (iii) to take any other action that may be necessary or reasonably advisable to enable KKR to consummate the disposition in such jurisdictions of the securities to be sold by KKR, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this subsection (d) be obligated to be so qualified, to subject itself to taxation in such jurisdiction or to consent to general service of process in any such jurisdiction;
(e)              use its reasonable best efforts to obtain and, if obtained, furnish to KKR, and each underwriter, if any, a signed
(i)            opinion and disclosure letter of counsel for the Company, dated the effective date of such registration statement (and, if such registration involves an underwritten Public Offering, dated the date of the closing under the underwriting agreement and addressed to the underwriters), reasonably satisfactory (based on the customary form and substance of opinions and disclosure letters of issuers’ counsel customarily given in such an offering) in form and substance to the managing underwriters, and
(ii)            “cold comfort” letter, dated the effective date of such registration statement (and, if such registration involves an underwritten Public Offering, dated the date of the closing under the underwriting agreement and addressed to the underwriters) and signed by the independent registered public accounting firm that certified the Company’s financial statements included or incorporated by reference in such registration statement, reasonably satisfactory (based on the customary form and substance of “cold comfort” letters of issuers’ independent registered public accounting firm customarily given in such an offering) in form and substance to the managing underwriters, in each case of clauses (i) and (ii) above, covering substantially the same matters with respect to such registration statement (and the prospectus included therein) and, in the case of the independent registered public accounting firm’s comfort letter, with respect to events subsequent to the date of such financial statements, as are customarily covered in opinions of issuer’s counsel and in the independent registered public accounting firm’s comfort letters delivered to underwriters in underwritten Public Offerings of securities;

(f)              notify KKR at any time when a prospectus relating to the Registrable Shares and any other securities covered by such registration statement, if any, is required to be delivered under the Securities Act, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and, at the written request of KKR, promptly prepare and furnish to it a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus, as supplemented or amended, shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made;
(g)              use its reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of a registration statement relating to the Registrable Shares at the earliest possible moment;
(h)              otherwise comply with all applicable rules and regulations of the Commission and any other Governmental Authority having jurisdiction over the offering, and make available to its security holders, as soon as reasonably practicable, an earning statement covering the period of at least twelve months, but not more than eighteen months, beginning with the first full calendar month after the effective date of such registration statement, which earning statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 promulgated thereunder, and furnish to KKR and to the managing underwriter, if any, at least ten days prior to the filing thereof a copy of any amendment or supplement to such registration statement or prospectus;
(i)              use its reasonable best efforts to cause all Registrable Shares and any other securities being sold in an underwritten Public Offering covered by a registration statement (i) to be listed on the Designated Exchange, if the listing of such Registrable Shares is then permitted under the rules of such exchange, or another national securities exchange if the listing is not then permitted or (ii) if the Company is not permitted pursuant to clause (i) above to list Registrable Shares on a national securities exchange, use its reasonable best efforts to secure designation of all Registrable Shares and any other securities being sold in an underwritten Public Offering as a “national market system security” within the meaning of Rule 600(b)(46) of Regulation NMS;
(j)              provide a transfer agent and registrar for the Registrable Shares covered by a registration statement no later than the effective date thereof;
(k)              enter into such agreements (including an underwriting agreement in customary form) and take such other actions as KKR shall reasonably request in order to expedite or facilitate the disposition of such Registrable Shares, including customary indemnification and contribution to the effect and to the extent provided in Section 2.8 hereof;

(l)              in connection with an underwritten Public Offering, if reasonably requested by the managing underwriter(s) or KKR, promptly incorporate in a prospectus supplement or post-effective amendment such information as the managing underwriter(s) and KKR agree should be included therein relating to the plan of distribution with respect to such Registrable Shares, including without limitation, information with respect to the number of Registrable Shares being sold to such underwriters, the purchase price being paid therefore by such underwriters and with respect to any other terms of the underwritten Public Offering of the Registrable Shares to be sold in such offering; and make all required filings of such prospectus supplement or post-effective amendment as soon as notified of the matters to be incorporated in such prospectus supplement or post-effective amendment;
(m)              if requested by KKR, cooperate with KKR and the managing underwriter(s), if any, to facilitate the timely preparation and delivery of certificates representing Registrable Shares to be sold and not bearing any restrictive legends; and enable such Registrable Shares to be in such share amounts and registered in such names as the managing underwriter(s) or KKR may request on or prior to any sale of Registrable Shares to the underwriters;
(n)              if the registration shall be for an underwritten Public Offering, cause senior officers of the Company to participate in reasonable and customary roadshows necessary to effect the disposition of the Registrable Shares as provided by the managing underwriters of such underwritten Public Offering; and
(o)              take such actions as are necessary to permit any Ordinary Shares covered by any registration effected hereunder to be sold in the form of ADSs.
As a condition to the obligations of the Company to complete any registration pursuant to this Agreement with respect to the Registrable Shares, KKR must furnish to the Company in writing such information (the “Shareholder Information”) regarding itself, the Registrable Shares held by it and the intended methods of disposition of the Registrable Shares held by it as is necessary to effect the registration of the Registrable Shares and is requested in writing by the Company.  At least fifteen (15) days prior to the first anticipated filing date of a registration statement for any registration under this Agreement, the Company will notify in writing KKR of the Shareholder Information which the Company is requesting from KKR.

2.5            Underwritten Offerings.
(a)              Requested Underwritten Offerings.  If requested by the underwriters in connection with a request for a registration under Section 2.1 hereof that is a firm commitment underwritten Public Offering, the Company and KKR shall enter into a firm commitment underwriting agreement with such underwriters for such offering, such agreement to be reasonably satisfactory in substance and form to the Company and KKR and to contain such representations and warranties by the Company and KKR and such other terms as are customary in agreements of that type, including, without limitation, customary indemnification and contribution to the effect and to the extent provided in Section 2.8 hereof.
(b)              Piggyback Underwritten Offerings; Priority.
(i)            If the Company proposes to register any of its securities under the Securities Act for its own account as contemplated by Section 2.2 hereof and such securities are to be distributed by or through one or more underwriters, and if the managing underwriter of such underwritten Public Offering shall advise the Company in writing (with a copy to KKR) that if all the securities (including the Registrable Shares) requested to be included in such registration were so included, in its opinion, the number and type of securities proposed to be included in such registration would exceed the number and type of securities which could be sold in such offering within a price range acceptable to the Company (such writing to state the basis of such opinion and the approximate number and type of securities which may be included in such offering without such effect), then the Company shall include in such registration pursuant to Section 2.2, to the extent of the number and type of securities which the Company is so advised can be sold in such offering, (i) first, securities that the Company proposes to issue and sell for its own account, (ii) second, the Registrable Shares requested by KKR and its Affiliates to be included in such registration, and (iii) third, other securities, if any.
(ii)            In the case of any other registration contemplated by Section 2.2 involving an underwritten Public Offering, if the managing underwriter of such underwritten Public Offering shall advise the Company in writing (with a copy to KKR) that if all securities (including Registrable Shares) requested to be included in such registration were so included, in its opinion, the number and type of securities proposed to be included in such registration would exceed the number and type of securities which would be sold in such offering within a price range stated to such managing underwriter by the selling shareholder or selling shareholders, as the case may be, owning at least a majority of the securities requested to be included in such registration to be acceptable to any such selling shareholders (such writing to state the basis of such opinion and the approximate number and type of securities which may be included in such offering without such effect), then the Company shall include in such registration pursuant to Section 2.2, to the extent of the number and type of securities which the Company is so advised can be sold in such offering, (i) first, securities that the Company proposes to issue and sell for its own account, and (ii) second, the other securities (including the Registrable Shares) requested to be included in such registration by selling shareholders pro rata among the selling shareholders on the basis of the number of securities requested to be registered by all such selling shareholders and (iii) third, other securities, if any.
KKR may withdraw its request to have all or any portion of its Registrable Shares included in any such offering by notice to the Company within ten (10) days after receipt of a copy of a notice from the managing underwriter pursuant to this Section 2.5(b).

(c)              Holdback Agreements.  KKR agrees, unless otherwise agreed to by the managing underwriter for any underwritten Public Offering pursuant to this Agreement, not to effect any sale or distribution of any equity securities of the Company or securities convertible into or exchangeable or exercisable for equity securities of the Company, including any sale under Rule 144 under the Securities Act, during the 10 days prior to the date on which an underwritten registration of Registrable Shares pursuant to Sections 2.1 or 2.2 hereof has become effective and until 90 days after the effective date of such underwritten registration, except as part of such underwritten registration or to the extent that KKR is prohibited by applicable law from agreeing to withhold securities from sale.
(d)              Representations and Warranties by KKR.  KKR shall not be required to make any representations or warranties to or agreements with the Company other than representations, warranties or agreements regarding KKR, the Registrable Shares and KKR’s intended method of distribution in connection with any registered offering.
2.6            Preparation: Reasonable Investigation.
(a)              Registration Statements.  In connection with the preparation and filing of each registration statement under the Securities Act pursuant to this Agreement, the Company shall (i) give representatives (designated to the Company in writing) of KKR, the underwriters, if any, and one firm of counsel, one firm of accountants and one firm of other agents retained on behalf of all underwriters and one firm of counsel, one firm of accountants and one firm of other agents retained on behalf of the selling shareholders (as a group), the reasonable opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the Commission, and each amendment thereof or supplement thereto, (ii) upon reasonable advance notice to the Company, give each of them such reasonable access to all financial and other records, corporate documents and properties of the Company and its subsidiaries, as shall be necessary, in the reasonable opinion of such shareholders’ and such underwriters’ counsel, to conduct a reasonable due diligence investigation for purposes of the Securities Act, and (iii) upon reasonable advance notice to the Company, give each of them the opportunity to receive relevant information regarding the business of the Company from its officers, directors, employees and the independent public accounting firm that certified its financial statements as shall be necessary, in the reasonable opinion of such shareholders’ and such underwriters’ counsel, to conduct a reasonable due diligence investigation for purposes of the Securities Act.
2.7            Postponements.
(a)              If the Company shall fail to file any registration statement to be filed pursuant to a request for registration under Section 2.1 hereof, KKR shall have the right to withdraw the request for registration.  Any such withdrawal shall be made by giving written notice to the Company within 20 days after, in the case of a request pursuant to Section 2.1 hereof, the date on which a registration statement would otherwise have been required to have been filed with the Commission under clause (i) of Section 2.4(a) hereof (i.e., 20 days after the date that is 90 days after the receipt by the Company of the written request from KKR).  In the event of such withdrawal, the request for registration shall not be counted for purposes of determining the number of registrations to which KKR is entitled pursuant to Section 2.1 hereof.  Subject to Section 2.3(b), the Company shall pay all Expenses incurred by the Company in connection with a request for registration withdrawn pursuant to this paragraph.
(b)              The Company shall not be obligated to file any registration statement, or file any amendment or supplement to any registration statement, and may suspend any of KKR’s rights to make sales pursuant to any effective registration statement, at any time (but not to exceed one time in any twelve-month period) when the Company, in the good faith judgment of the Board, reasonably believes that the filing thereof at the time requested, or the offering of securities pursuant thereto, would materially adversely affect the Company and its shareholders.  The filing of a registration statement, or any amendment or supplement thereto, by the Company cannot be deferred, and KKR’s rights to make sales pursuant to an effective registration statement cannot be suspended, pursuant to the provisions of the preceding sentence, for more than 90 days after the date of the Board’s determination referenced in the preceding sentence.  If the Company suspends KKR’s rights to make sales pursuant hereto, the applicable registration period shall be extended by the number of days of such suspension, subject to applicable law.
2.8            Indemnification by the Company.
(a)              In connection with any registration statement filed by the Company pursuant to Sections 2.1 or 2.2 hereof, to the fullest extent permitted by law the Company shall, and hereby agrees to, indemnify and hold harmless, KKR and its Affiliates covered by such registration statement and each other Person who participates as an underwriter in the offering or sale of such securities and each other Person, if any, who controls (within the meaning of the Exchange Act) KKR or any such underwriter, and their respective shareholders, members, directors, officers, employees, partners, agents and Affiliates (each, a “Company Indemnitee” for purposes of this Section 2.8), against any losses, claims, damages, liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof), joint or several, and expenses, including the reasonable fees, disbursements and other charges of legal counsel and reasonable costs of investigation, to which such Company Indemnitee may become subject under the Securities Act or otherwise (collectively, a “Loss” or “Losses”), insofar as such Losses arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such securities were registered or otherwise offered or sold under the Securities Act or otherwise, any preliminary prospectus, final prospectus or summary prospectus related thereto, or any amendment or supplement thereto, and free writing prospectus or other offering materials (collectively, “Offering Documents”), or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein in the light of the circumstances in which they were made not misleading, or any violation by the Company of any federal or state law, rule or regulation applicable to the Company and relating to action required of or inaction by the Company in connection with any such registration; provided that, the Company shall not be liable in any such case to the extent that any such Loss arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such Offering Documents in reliance upon and in conformity with information furnished to the Company in writing by such Company Indemnitee specifically stating that it is for use therein; and provided, further, that the Company shall not be liable to any Person who participates as an underwriter in the offering or sale of Registrable Shares or any other person, if any, who controls (within the meaning of the Exchange Act) such underwriter, in any such case to the extent that any such Loss arises out of such Person’s failure to send or give a copy of the final prospectus (including any documents incorporated by reference therein), as the same may be then supplemented or amended, to the Person asserting an untrue statement or alleged untrue statement or omission or alleged omission at or prior to the written confirmation of the sale of Registrable Shares to such Person if such statement or omission was corrected in such final prospectus.  Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Company Indemnitee and shall survive the transfer of such securities by such Company Indemnitee.
(b)              Indemnification by the Offerors and Sellers.  In connection with any registration statement filed by the Company pursuant to Sections 2.1 or 2.2 hereof in which any Registrable Share is registered, KKR hereby agrees to, indemnify and hold harmless to the fullest extent permitted by law (i) the Company and its Affiliates and each other Person, if any, who controls (within the meaning of the Exchange Act) the Company and their respective shareholders, members, directors, officers, employees, partners, agents and Affiliates and (ii) each other seller and its Affiliates and each other Person, if any, who controls (within the meaning the Exchange Act) such seller and their respective shareholders, members, directors, officers, employees, partners, agents and Affiliates (but only if such seller provides identical indemnifications to KKR with respect to information furnished by such seller) (for both clauses (i) and (ii), each, a “Shareholder Indemnitee” for purposes of this Section 2.8), against all Losses insofar as such Losses arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any Offering Documents (or any document incorporated by reference therein) or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein in the light of circumstances in which they were made not misleading, if such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with information furnished to the Company in writing by KKR or its Affiliates specifically stating that it is for use therein; provided, however, that the liability of KKR under this Section shall be limited to the amount of the net proceeds (after giving effect to underwriting discounts and commissions) received by KKR in the sale of Registrable Shares giving rise to such liability.  Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Shareholder Indemnitee and shall survive the transfer of such Registrable Shares by KKR.
(c)              Notices of Losses, etc.  Promptly after receipt by an indemnified party of written notice of the commencement of any action or proceeding involving a Loss referred to in the preceding subsections of this Section, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action; provided, however, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under the preceding subsections of this Section except to the extent that the indemnifying party is prejudiced by such failure to give notice.  In case any such action is brought against an indemnified party, the indemnifying party shall be entitled to participate in and to assume and control the defense thereof, in each case at its own expense, jointly with any other indemnifying party similarly notified, to the extent that it may wish, and shall be entitled to retain its own counsel, and after its assumption of the defense thereof, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof other than reasonable costs of investigation.  No indemnifying party shall be liable for any settlement of any such action or proceeding effected without its written consent, which shall not be unreasonably withheld.  No indemnifying party shall, without the consent of the indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such Loss.
(d)              Contribution.  If the indemnification provided for in this Section shall for any reason be unavailable to an indemnified party under subsection (a) or (b) of this Section in respect of any Loss, then, in lieu of the amount paid or payable under subsection (a) or (b) of this Section, the indemnified party and the indemnifying party under subsection (a) or (b) of this Section shall contribute to the aggregate Losses (including legal or other expenses reasonably incurred in connection with investigating the same) (i) in such proportion as is appropriate to reflect the relative fault of the Company and KKR which resulted in such Loss or action in respect thereof, with respect to the statements, omissions or action which resulted in such Loss or action in respect thereof, as well as any other relevant equitable considerations, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as shall be appropriate to reflect the relative benefits received by the Company, on the one hand, and KKR, on the other hand, from the sale of Registrable Shares; provided that, for purposes of this clause (ii), the relative benefits received by KKR shall be deemed not to exceed the amount received by KKR.  No Person guilty of fraudulent misrepresentation (within the meaning of Section 10(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.  In addition, no Person shall be obligated to contribute hereunder any amounts in payment for any settlement of any action or Loss effected without such Person’s consent.
2.9            Registration Rights to Others.
Without the prior written consent of KKR, the Company covenants and agrees that it shall not grant, or cause or permit to be created, for the benefit of any person or entity any registration rights of any kind relating to any securities of the Company which are senior to, or on a parity with, those granted to KKR or its Affiliates under this Agreement.
2.10            Adjustments Affecting Registrable Shares.
The Company shall not effect or permit to occur any combination, subdivision or reclassification of the Registrable Shares that would materially adversely affect the ability of KKR to include such Registrable Shares in any registration of its securities under the Securities Act contemplated by this Agreement or the marketability of such Registrable Shares under any such registration or other offering.

2.11            ADS.
The Company agrees to maintain the existing sponsored American Depositary Receipt (“ADR”) facility and the Listing so long as KKR holds Registrable Securities.
2.12            Termination of Registration Rights.
The Company’s obligations under this Agreement shall terminate when all Registrable Shares could be sold without restriction under Rule 144(e) under the Securities Act within a ninety (90) day period.
ARTICLE III
MISCELLANEOUS
3.1            Amendments; Entire Agreement.
Any amendment or waiver of, or any consent given under, any provision of this Agreement shall be in writing and, in the case of an amendment, signed by all of the parties hereto.  This Agreement supersedes all prior discussions, memoranda of understanding, agreements and arrangements (whether written or oral, including all correspondence), if any, between the parties with respect to the subject matter hereof, and this Agreement contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.
3.2            Severability.
If any provision of this Agreement is held to be illegal, invalid or unenforceable in whole or in part under any applicable law from time to time: (a) such provision will be fully severable from this Agreement; (b) such provision shall apply with whatever deletion or modification is necessary so that such provision is legal, valid and enforceable, giving effect to the intention of the parties hereto under this Agreement; and (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.
3.3            Successors and Assigns.
The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors.  This Agreement, and any and all rights, duties and obligations hereunder, shall not be assigned or transferred by the Company without the prior written consent of KKR.  Any purported assignment in violation of this provision shall be null and void ab initio.
3.4            Notices.

(a)            Any notice, request or other communication to be given or made under this Agreement shall be in writing.  Any such communication shall be delivered by hand, airmail, established courier service or facsimile to the party to which it is required or permitted to be given or made at such party’s address set forth on Schedule A or at such other address as such party may from time to time designate by written notice to the other parties hereto, and shall be effective upon the earlier of (i) actual receipt and (ii) deemed receipt under Section (b) below.
(b)            Unless there is reasonable evidence that it was received at a different time, notice pursuant to this Section 3.4 is deemed given if: (i) delivered by hand, when left at the address referred to in Section 3.4(a); (ii) sent by airmail or established courier services within a country, three Business Days after posting it; (iii) sent by airmail or established courier service between two countries, six Business Days after posting it; and (iv) sent by facsimile, when confirmation of its transmission has been recorded by the sender’s facsimile machine.  Each such notice shall also be delivered by electronic means.
3.5            Counterparts.
This Agreement may be executed in several counterparts, each of which is an original, but all of which constitute one and the same agreement.
3.6            Injunctive Relief.
It is hereby agreed and acknowledged that it will be impossible to measure in money the damage that would be suffered if the parties fail to comply with any of the obligations herein imposed on them and that in the event of any such failure, an aggrieved Person will be irreparably damaged and will not have an adequate remedy at law.  Any such Person shall, therefore, be entitled (in addition to any other remedy to which it may be entitled in law or in equity) to injunctive relief, including specific performance, to enforce such obligations, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at law.

3.7            Governing Law; Consent to Jurisdiction.
This Agreement shall be governed by and construed in accordance with the laws of the State of New York.  The parties hereto irrevocably submit to the exclusive jurisdiction of any state or federal court sitting in the County of New York, in the State of New York over any suit, action or proceeding arising out of or relating to this Agreement.  To the fullest extent they may effectively do so under applicable law, the parties hereto irrevocably waive and agree not to assert, by way of motion, as a defense or otherwise, any claim that they are not subject to the jurisdiction of any such court, any objection that they may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

3.8            Waiver of Jury Trial.
Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.
[remainder of this page intentionally left blank; signature pages follow]

IN WITNESS WHEREOF, the parties hereto have executed this Registration Rights Agreement as of the date first above written.

TARENA INTERNATIONAL, INC.

By:	/s/ Shaoyun Han
Name:
Title:

TALENT FORTUNE INVESTMENT LIMITED

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Director

SCHEDULE A
NOTICES

If to the Company:

with a copy to (which shall not constitute notice):
Suite 10017, Building E, Zhongkun Plaza, A18 Bei San Huan West Road, Haidian District, Beijing 100098, People’s Republic of China Facsimile: (8610) 6211-0873 Attention: Shaoyun Han	Skadden, Arps, Slate, Meagher & Flom 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central Hong Kong Facsimile: (852) 3910-4863 / (852) 3910-4891 Attention: Julie. Z. Gao / Will H. Cai

If to KKR:
with a copy to (which shall not constitute notice):
c/o KKR Asia Limited Level 56, Cheung Kong Center 2 Queen's Road Central, Hong Kong Facsimile: (852) 2219-3000 Attention: Julian J. Wolhardt and Lane Zhao	Paul, Weiss, Rifkind, Wharton & Garrison 12th Floor, Hong Kong Club Building 3A Chater Road, Central Hong Kong Facsimile: (852) 2840-4300 Attention: John E. Lange

EXHIBIT G

SHARE CHARGE AGREEMENT

between
MOOCON EDUCATION LIMITED
and
TALENT WISE INVESTMENT LIMITED

________________________________
Dated July 15, 2015
________________________________

Paul, Weiss, Rifkind, Wharton & Garrison
Solicitors and International Lawyers
12th Floor, Hong Kong Club Building
3A Chater Road
Central
Hong Kong

SCHEDULES
SCHEDULE 1     PARTICULARS OF THE INITIAL CHARGED SHARES
SCHEDULE 2     RIGHTS OF RECEIVER
SCHEDULE 3     FORM OF INSTRUMENT OF TRANSFER
SCHEDULE 4     FORM OF INSTRUMENT OF PROXY

EXECUTION VERSION
SHARE CHARGE AGREEMENT (this “Charge”) is made as a deed on July 15, 2015.
BETWEEN:
(1)	MOOCON EDUCATION LIMITED (the “Chargor”), a company with limited liability incorporated in the British Virgin Islands with its registered office at the offices of Trident Trust Company (B.V.I.) Limited, Trident Chambers, PO Box 146, Road Town, Tortola, the British Virgin Islands, the British Virgin Islands with registration number 1879483; and
(2)	TALENT WISE INVESTMENT LIMITED, an exempted company incorporated under the laws of Cayman Islands with its registered office at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Security Agent”), acting in its capacity as security trustee for itself and Talent Fortune Investment Limited (collectively, the “Secured Parties”, and each a “Secured Party”).
RECITALS:
(A)	Pursuant to a convertible bond purchase agreement between the Secured Parties, Han Shaoyun, the Chargor and other parties thereto dated on or about the date of this Charge (the “Purchase Agreement” which expression shall include any amendments, supplements and variations thereto), the Security Agent has agreed to purchase a bond convertible into ordinary shares of the Chargor on the terms and conditions set out therein.
(B)	The Security Agent is willing to purchase the convertible bond as contemplated by the Purchase Agreement on the condition that the Chargor execute and deliver this Charge in favour of the Security Agent, charging its rights in respect of the Charged Assets (as defined below) to secure the obligations of the Obligors (as defined in the Purchase Agreement) under the Transaction Documents (as defined in the Purchase Agreement).
(C)	The Security Agent and the Chargor intend this Charge to take effect as a deed (even though the Security Agent only executes it under hand).
AGREEMENT:
SECTION 1
INTERPRETATION
1.1                Definitions.
In this Charge, terms defined and expressions construed or interpreted in the Purchase Agreement and used but not redefined herein shall have the meanings set out in the Purchase Agreement, mutatis mutandis, as if the same were set out in full in this Charge.  In addition, unless the context otherwise requires, the following words and expressions shall have the meaning set out opposite them:
“Additional Charged Shares” has the meaning given to the term “Additional Charged Shares of Listco” in the Purchase Agreement.

“Charged Assets” means the Charged Shares and Derivative Assets and includes all rights, benefits and sums now or in the future accruing to the Chargor pursuant to or in connection with such Charged Shares and Derivative Assets.
“Charged Shares” means the Initial Charged Shares and the Additional Charged Shares (if any).
“Company” means Tarena International, Inc., a limited liability company organized and existing under the laws of Cayman Islands, whose shares are listed on the NASDAQ Global Select Market.
“Derivative Asset” means any Right deriving from or occurring to a holder of the Charged Shares, including:
(a)	any allotment, right, money or property arising from the Charged Shares by way of conversion, exchange, redemption, bonus, preference, option or otherwise;
(b)	any Distribution, interest or any other income arising from the Charged Shares; and
(c)	any stock, share and security offered in substitution of the Charged Shares.
“Distribution” means any dividend, distribution, money, interest or any other income received or receivable by the Chargor now or in the future arising from the Charged Shares, together with all Rights relating to any of them including all claims for damages and other remedies for non‑payment of the same and all proceeds and forms of remittance in respect of the same and all rights and proceeds of the exercise of rights of set‑off.
“Document” includes any transfer, renunciation, proxy, mandate, charge, mortgage, assignment, deed or any other document.
“Event of Default” has the meaning given to such expression in the Purchase Agreement.
“Initial Charged Shares” means the shares of the Company legally and beneficially owned by the Chargor as set forth in Schedule 1 (Particulars of the Initial Charged Shares).
“Insolvency Event” in relation to a person, means:
(a)            any dissolution, liquidation, provisional liquidation or receivership of that person or the entering into by that person of a voluntary arrangement or scheme of arrangement with creditors;
(b)            any analogous or similar procedure in any jurisdiction; or
(c)            any other form of procedure relating to insolvency, reorganisation or dissolution in any jurisdiction.
2

 “Receiver” means any person appointed to be a receiver pursuant to this Charge or applicable law.
“Rights” means any and all rights, benefits, powers, privileges, authorities, discretions and remedies (in each case, of any nature whatsoever).
“Secured Obligations” means all present and future obligations and liabilities (whether actual or contingent and whether owed jointly or severally or in any other capacity whatsoever) of any Obligor to any Secured Party under a Transaction Document.
“Security” means a mortgage, charge, encumbrance, lien, pledge, hypothecation, assignment by way of security, title retention or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.
1.2                The following terms are defined in this Charge as follows:
Term	Section
“BVI Act”	Section 8(k)
“Charge”	Preamble
“Chargor”	Preamble
“Contractual Currency”	Section 17
“Payment Currency”	Section 17
“Proceeding”	Section 23.2
“Purchase Agreement”	Recitals
“Registrar of Corporate Affairs”	Section 8(m)
“Secured Party”	Preamble
“Security Agent”	Preamble
“Third Party Rights Law”	Section 10.6(b)

1.3	(a)	Unless the context otherwise requires, all words (whether gender-specific or gender neutral) shall be deemed to include each of the masculine, feminine and neuter genders, and words importing the singular include the plural and vice versa.
(b)	Headings are included for convenience only and shall not affect the construction of any provision of this Charge.
(c)	“Include,” “including,” “are inclusive of” and similar expressions are not expressions of limitation and shall be construed as if followed by the words “without limitation.”
(d)	References to “law” shall include all applicable laws, regulations, rules and orders of any governmental authority, securities exchange or other self-regulating body, including any common or customary law, constitution, code, ordinance, statute or other legislative measure and any regulation, rule, treaty, order, decree or judgment; and “lawful” shall be construed accordingly.
3

(e)	References to this Charge include the Schedule, which forms an integral part hereof. A reference to any Section or Schedule is, unless otherwise specified, to such Section of, or Schedule to, this Charge. The words “hereof,” “hereunder” and “hereto,” and words of like import, refer to this Charge as a whole and not to any particular Section hereof or Schedule hereto. A reference to any document (including this Charge) is to that document as amended, consolidated, supplemented, renovated or replaced from time to time.
(f)	If a period of time is specified and dates from a given day or the day of a given act or event, such period shall be calculated exclusive of that day.
(g)	This Charge is drawn up in the English language. If this Charge is translated into any language other than English, the English language text shall prevail.
SECTION 2
COVENANT TO PAY
2.1	Covenant to Pay
The Chargor shall, as primary obligor and not only as a surety, on demand in writing made to it by the Security Agent, pay or discharge to the Security Agent all of the Secured Obligations when the same become due and payable in accordance with the Transaction Documents.
2.2	Demands
The making of one demand under this Charge will not preclude the Security Agent from making any further demand.
SECTION 3
CHARGE AND DEPOSIT DOCUMENTS
3.1	Charge
The Chargor as sole legal and beneficial owner of the Charged Assets, hereby charges the Charged Assets to the Security Agent, for the benefit of the Secured Parties, by way of first fixed charge as continuing security for the irrevocable and unconditional payment and discharge of the Secured Obligations.
3.2	Documents of Title
The Chargor shall forthwith on execution of this Charge (or, in the case of Clause 3.2(a), within fifteen (15) Business Days after the execution of this Charge) deliver to the Security Agent the following documents in respect of the Initial Charged Shares (in each case, in form and substance satisfactory to the Security Agent):
(a)	valid and duly issued share certificates (if any) or any other documents of title in respect of the Initial Charged Shares;
(b)	a duly executed instrument of transfer from the Chargor in the form set out in Schedule 3 (Form of Instrument of Transfer) in respect of the Initial Charged Shares but with the date and names of the transferees left blank; and
4

(c)	a duly executed instrument of proxy in the form set out in Schedule 4 (Form of Instrument of Proxy) from the Chargor with the date and names of appointees left blank.
3.3	Subsequent Charged Assets
Immediately after any Additional Charged Shares become subject to this Charge after the date hereof, the Chargor shall immediately deposit with the Security Agent the Documents as set forth in Section 3.2 above in respect of such Charged Assets.
SECTION 4
POWER OF ATTORNEY
The Chargor by way of security irrevocably appoints the Security Agent and any Receiver severally to be its attorney (with full power to appoint substitutes and to delegate), in its name and on its behalf, and as its act and deed:
(a)	at any time to:
(i)	execute, deliver and perfect any necessary Document (which shall include, without limitation, from time to time completing and dating any instrument of transfer referred to in Section 3.2(b) and any instrument of proxy referred to in Section 3.2(c)); or
(ii)	perform any act or otherwise,
which may be required of the Chargor under this Charge or deemed by such attorney necessary for any purpose of this Charge or to enhance or perfect the Security intended to be constituted by this Charge; or
(b)	at any time after this Charge becomes enforceable, to transfer legal ownership of any Charged Asset, and the Chargor shall ratify and confirm all acts and things done by the Security Agent or any Receiver, any substitute or delegate in the exercise of this power of attorney, provided that the powers conferred on the Security Agent or any Receiver pursuant to this Section 4 shall only be exercisable by the Security Agent or any such Receiver upon or after occurrence of an Event of Default.
SECTION 5
VOTING RIGHTS AND DISTRIBUTIONS
5.1	Prior to Charge becoming enforceable
At any time before this Charge becomes enforceable:
(a)	all voting rights and (if applicable) any right to nominate or remove a director attaching to the Charged Assets shall continue to be exercised by the Chargor, and the Chargor shall not permit any person other than the Chargor or the Security Agent to be registered as holder of the Charged Assets or any part thereof; and
5

(b)	all cash Distributions and other monies payable in respect of the Charged Assets shall be retained by the Chargor, provided always that (i) the Chargor shall not exercise any of the above rights in a way which may prejudice the value of or vary any Right attached to or conferred by the Charged Assets or otherwise impair the value of or jeopardise this Charge and (ii) any shares of the Company issued as a Distribution to the Chargor shall be automatically and immediately become subject to this Charge, and any dividend or other payment made as a Distribution shall be subject to the terms of the Purchase Agreement.
5.2	After Charge becoming enforceable
At any time after this Charge has become enforceable:
(a)	the Security Agent shall have the right to (at its sole discretion, in the name of the Chargor or otherwise and without notice to, or any further consent or authority from, the Chargor):
(i)	date and complete the transfer forms or transfer documents referred to in Section 3.2 (Documents of Title) and cause the Charged Assets to be registered in its name, the name of its nominee or any other party as permitted pursuant to this Charge, and receive and retain any Distributions;
(ii)	exercise (or refrain from exercising) voting and all other Rights attaching to the Charged Assets;
(iii)	exercise (or refrain from exercising) any Right of a legal owner of the Charged Assets, including the right to participate in:
(1)	any reconstruction, amalgamation, sale or other disposal of the Company or any of its assets or undertakings (including any exchange, conversion or reissue of any shares or securities as a consequence thereof),
(2)	any realisation, modification or variation of any Right or Secured Obligation attaching to any shares or securities of the Company, and
(3)	any exercise, renunciation or assignment of any Right to subscribe for any shares or securities of the Company, in each case in such manner and on such terms as it may think fit;
(b)	the Chargor shall pay (i) all Distributions and all other Derivative Assets to the Security Agent and (ii) segregate any Distribution or any other Derivative Asset to be received by the Chargor from any other property of the Chargor and hold such Distribution and any other Derivative Asset on trust for the Security Agent;
6

(c)	the Chargor shall procure that all voting and other Rights relating to the Charged Assets are exercised in accordance with such instruction as may from time to time be given to the Chargor by the Security Agent, and the Chargor shall deliver to the Security Agent such form of proxy or other appropriate form of authorization as may from time to time be required by the Security Agent to enable the Security Agent to exercise such voting and other Rights; and
(d)	the Chargor shall accept short notice for and attend any meeting of the holders of any Charged Assets, appoint proxies and exercise voting and other rights and powers exercisable by the holders of the Charged Assets as the Security Agent may direct from time to time.
5.3	Information
If the Chargor receives a balance sheet, profit and loss account or any other statement, notice, report, or circular in respect of the Charged Assets sent or delivered by the Company or any other person, it shall promptly deliver a copy to the Security Agent.
SECTION 6
CONTINUING SECURITY
6.1	This Charge shall be a continuing security notwithstanding any intermediate payment or settlement of accounts or other matters whatsoever and shall remain in force unless and until discharged in writing by the Security Agent following the full and valid payment or discharge of the Secured Obligations.
6.2	Any discharge referred to in Section 6.1 and any composition or arrangement which the Chargor may effect with the Security Agent shall be deemed to be made subject to the express condition that it shall be void if any payment or security which the Security Agent may have received or may receive from any person in respect of the Secured Obligations is avoided, invalidated or set aside or if any order is made in respect thereof under any enactment relating to insolvency.
SECTION 7
REPRESENTATIONS AND WARRANTIES
7.1	Representations and Warranties
On the date of this Charge and each date the representations and warranties of the Chargor are repeated in accordance with this Agreement, the Chargor represents and warrants to the Security Agent that:
(a)	the Chargor has been duly incorporated and organized and is validly existing and in good standing in its jurisdiction of incorporation;
(b)	this Charge has been duly authorised and properly executed by the Chargor and the Chargor has taken all necessary action to authorise, execute and deliver this Charge which is valid and binding upon it and enforceable in accordance with its terms;
7

(c)	the Chargor is the sole legal and beneficial owner of the Charged Assets, subject only to the terms of this Charge;
(d)	no Security (except for the security constituted by this Charge or any other security created with prior consent in writing of the Security Agent) exists on, over or with respect to any of the Charged Assets;
(e)	the Initial Shares represent all the shares issued by the Company registered in the name of the Chargor;
(f)	the register of members of the Company is located and maintained at the the offices of Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands;
(g)	the Chargor has not sold, transferred, lent, assigned, parted with its interest in, disposed of, granted any option in respect of or otherwise dealt with any of its Rights, title and interest in or to the Charged Assets or any part of them, or agreed to do any of the foregoing (other than pursuant to this Charge or any other Transaction Document);
(h)	the Charged Shares are duly authorized, validly issued and fully paid up, and there are no monies or liabilities outstanding in respect of the Charged Assets;
(i)	no director of the Company is appointed by the Chargor;
(j)	this Charge and the obligations of the Chargor hereunder are and will be valid, legal, binding and enforceable and (save as set out in the constitutional documents of the Company and the Purchase Agreement) there is no restriction on the creation or enforcement of any Security over the Charged Assets in accordance with this Charge or any other Transaction Document; and
(k)	the execution, delivery and performance of this Agreement by the Chargor will not:
(a)	breach or constitute a default under any provision of the memorandum and articles of association or equivalent charter documents of the Chargor;
(b)	conflict with or result in any material breach or violation of any of the terms and conditions of, or constitute (or with notice or lapse of time or both constitute) a default under, any agreement to which the Chargor is a party or by which the Chargor is bound;
(c)	violate any court order, judgment, injunction, award, decree or writ against, or binding upon, the Chargor or upon its securities, properties or business; or
(d)	result in violation or breach of or default under any law.
7.2	Times for making Representations and Warranties
8

The representations and warranties made in Section 7.1 above are made on the date of this Charge and shall be deemed to be repeated by the Chargor on each date on which the representations and warranties contained in the Purchase Agreement are made or are deemed to be made with reference to the facts and circumstances then existing.
SECTION 8
COVENANTS
The Chargor covenants with the Security Agent for the benefit of the Secured Parties that it shall at all times during the subsistence of this Charge:
(a)	procure that the register of members of the Company is located and maintained at the offices of Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands;
(b)	not sell, transfer, alienate or deal with the Charged Assets or any interest in any of the Charged Assets or attempt or agree to do so, except pursuant to this Charge or the Transaction Documents;
(c)	not create or agree to create or permit to arise or subsist any Security (except for the security constituted by this Charge or any other security created with prior consent in writing of the Security Agent) on, over or with respect to any of the Charged Assets;
(d)	not cause or permit any of the Charged Assets to be consolidated, sub‑divided or converted and shall take such action as the Security Agent may direct in respect of any proposed compromise, arrangement, capital organisation, conversion, exchange, repayment or takeover offer affecting any of the Charged Assets or any proposal to vary or abrogate any rights attaching to any of the Charged Assets;
(e)	promptly pay to the Company any calls on any Charged Assets which are not fully paid up, and if it defaults on this obligation, the Security Agent may (but shall not be obliged to) do so on behalf of the Chargor (and any amount so expended shall be recoverable by the Security Agent under Section 16 (Expenses and Indemnity));
(f)	comply with the terms of the Purchase Agreement and any other Transaction Document (including not paying dividends or other Distributions without the Security Agent’s consent);
(g)	not waive, release, settle, compromise, abandon or set‑off any claim or liability of any person in connection with the Charged Assets;
(h)	forward to the Security Agent any notices, reports, accounts, circulars and other documents relating to the Charged Assets as soon as they are received;
(i)	refrain from exercising any of its Rights in a manner which would jeopardise or would otherwise in any way impair the Security created under this Charge (including the value, validity or enforceability of the security created under this Charge);
9

(j)	procure that its Affiliates will not resolve to do anything (whether an act or omission) which would jeopardise or would otherwise in any way impair the Security created under this Charge (including the value, validity or enforceability of the security created under this Charge);
(k)	immediately after the execution of this Charge, the Chargor shall instruct its registered agent to create and maintain a register of charges in accordance with section 162 of the BVI Business Companies Act, 2004 of the British Virgin Islands, as amended (the "BVI Act"), to the extent this has not already been done;
(l)	enter particulars of the security created pursuant to this Charge in such Register of Charges and no later than fifteen (15) days after the date of this Charge, provide the Security Agent with a certified true copy of the updated Register of Charges;
(m)	effect registration, or assist the Security Agent in effecting registration, of this Charge with the Registrar of Corporate Affairs of the British Virgin Islands (the "Registrar of Corporate Affairs") pursuant to section 163 of the BVI Act by making the required filing, or assisting the Security Agent in making the required filing, in the approved form with the Registrar of Corporate Affairs and (if applicable) provide confirmation in writing to the Security Agent within ten (10) days after execution of this Charge that such filing has been made; and
(n)	within thirty (30) days from and including the date of execution of this Charge, the Chargor shall deliver or procure to be delivered to the Security Agent the certificate of registration of charge issued by the Registry and a stamped copy of the description of the security created pursuant to this Charge.
SECTION 9
ENFORCEMENT OF CHARGE AND POWERS OF THE SECURITY AGENT
9.1	Security Enforceable
This Charge and the Security constituted by this Charge shall immediately become enforceable upon and after the occurrence of an Event of Default.
9.2	Power of Sale
The Security Agent may, at any time after this Charge becomes enforceable, sell or otherwise dispose of all the title to and interest in the Charged Assets or (as it may elect and without prejudice to any later exercise of this power) the whole or any part of the Charged Assets for such consideration (which may comprise or include shares or debentures), upon such terms and conditions as the Security Agent may in its absolute discretion think fit and in accordance with applicable laws.
9.3	Application of Monies
All monies received by the Security Agent on the realisation or enforcement of this Charge may be applied by the Security Agent:
10

(a)	first in payment or satisfaction of the expenses related to enforcement of this Charge (including without limitation the fees and expenses of the Receiver);
(b)	secondly, in repayment and discharge of the Secured Obligations;
(c)	thirdly, in payment of the balance (if any) to the Chargor or any other person entitled to it as directed by a court of competent jurisdiction.
9.4	Exercise of Power
In exercise of its powers hereunder, the Security Agent shall be the agent of the Chargor for all purposes and, subject to the law of any applicable jurisdiction, the Chargor shall be responsible for those contracts, engagements, acts, omissions, defaults, losses and liabilities incurred absent gross negligence or willful misconduct by the Security Agent in the exercise of such powers as determined by a final nonappealable judgement by a court of competent jurisdiction.
9.5	Protection of Third Parties
No person dealing with the Security Agent or its brokers or agents, shall be concerned to enquire whether this Charge has become enforceable, whether any power exercised or purported to be exercised has become exercisable, whether any Secured Obligation remains due, as to the necessity or expediency of any terms subject to which any sale or other disposal of any Charged Assets shall be made, or otherwise be concerned as to the propriety or regularity of any sale or other disposal of any Charged Asset, or to see to the application of any money paid to the Security Agent, its brokers or agents, and such dealings shall be deemed to be within the powers hereby conferred and to be valid accordingly.
SECTION 10
APPOINTMENT AND RIGHTS OF RECEIVER
10.1	Appointment of Receiver
At any time after this Charge becomes enforceable (whether or not the Security Agent has taken possession of the Charged Assets), without any prior notice to the Chargor, the Security Agent may, by deed, or otherwise in writing signed by any officer or manager of the Security Agent or any person authorised for this purpose by the Security Agent, appoint one or more persons to be a Receiver or Receivers. The Security Agent may similarly remove any Receiver and appoint any person to replace any Receiver. If the Security Agent appoints more than one person as Receiver, the Security Agent may give such Receivers power to act either jointly or severally.
10.2	Scope of Appointment
A Receiver may be appointed as receiver of all of the Charged Assets or part of them specified in the appointment. In the latter case, the rights conferred on a Receiver as set out in Schedule 2 (Rights of Receivers) shall have effect as though every reference in that Schedule to the Charged Assets were a reference to the part of the Charged Assets so specified or any part of them.
11

10.3	Rights of Receivers
Each Receiver appointed pursuant to this Section 10 shall have the rights, powers, discretions, privileges and immunities conferred on a receiver by law as supplemented and/or extended by this Charge and shall also have the powers and rights set out in Schedule 2 (Rights of Receivers), all of which powers and rights are exercisable without further notice.
10.4	Agent of Chargor
Each Receiver shall be an agent of the Chargor for all purposes. The Chargor shall be responsible for such Receiver's contracts, engagements, acts, omissions, defaults, losses and liabilities.
10.5	Remuneration
The Security Agent may determine the remuneration of each Receiver and direct payment of that remuneration out of monies received by such Receiver. The Chargor shall be liable for the remuneration and all other costs, losses, liabilities and expenses of such Receiver.
10.6	Third Party Rights
(a)	Each Receiver has the right under the Contracts (Rights of Third Parties) Law, 2014, as amended, modified, re-enacted or replaced (the "Third Party Rights Law"), to enforce, in its own right, its rights under this Charge subject to and in accordance with the provisions of the Third Party Rights Law.
(b)	Notwithstanding any other term of this Charge, consent of any person who is not a party to this Charge (including, without limitation, any Receiver) shall not be required for any amendment to, or variation, release, rescission or termination of this Charge.
SECTION 11
FURTHER ASSURANCE
The Chargor shall at any time and from time to time, if reasonably required by the Security Agent, promptly sign, seal, deliver and complete all necessary Documents, give such instructions or directions as the Security Agent may reasonably require relating to any Charged Asset and do all acts and things which the Security Agent may reasonably require for perfecting or improving its title to and Security created under this Charge over any Charged Asset or (upon and after the ocurrence and during the continuance of an Event of Default) vesting or enabling it to vest any Charged Assets in itself or its nominee or in any purchaser or to facilitate a sale or disposal of any Charged Asset or exercise of any Right attaching to any Charged Asset hereby conferred on the Security Agent, such Documents (if any), to be prepared by or on behalf of the Security Agent at the cost of the Chargor and to be in such form as the Security Agent may reasonably require.

12

SECTION 12
ADDITIONAL OR FUTURE SECURITY
12.1	Charge in addition to Other Security
This Charge is in addition to and independent of and shall not affect (or be affected by) any guarantees, indemnities or Security whatsoever which the Security Agent or any other Secured Party may hold now or hereafter for any part of the Secured Obligations and may be enforced without first having recourse to and shall not prejudice or merge with any such guarantee, indemnity or Security.
12.2	New Account
Without prejudice to Section 8(c), if the Security Agent receives or is deemed to have received notice of (i) any Security in relation to the Chargor affecting any Charged Assets or (ii) any Insolvency Event in relation to the Chargor:
(a)	the Security Agent may open a new account in the name of the Chargor and, if it does not, it shall be deemed to have done so at the time it received or is deemed to have received such notice; and
(b)	all payments received by the Security Agent from the Chargor or any other person in respect of the Secured Liabilities after the Security Agent receives such notice shall be credited, or deemed to have been credited, to the new account and shall not operate to reduce the amount of the Secured Liabilities at the time the Security Agent received such notice.
SECTION 13
EXCULSION OF SECURITY AGENT’S LIABILITY, RECEIVER AND DELEGATE
13.1	Possession
If the Security Agent, any Receiver or any delegate of any of them takes possession of any of the Charged Assets, it or he may at any time relinquish possession.
13.2	Exclusion of Security Agent’s Liability
(a)	Neither the Security Agent nor any Receiver or delegate of any of them shall (either by reason of taking possession of the Charged Assets or for any other reason and whether as mortgagee in possession or otherwise) be liable to the Chargor or any other person for any costs, losses, liabilities or expenses relating to the realisation of any Charged Assets or from any act, default, omission or misconduct of the Security Agent, any Receiver, any delegate of any of them or their respective officers, employees or agents in relation to the Charged Assets or in connection with this Charge or any other Transaction Document except to the extent caused by its or his own gross negligence or wilful misconduct as determined by a final nonappealable judgement by a court of competent jurisdiction.
(b)	Nothing in this Charge shall be construed as placing on the Security Agent any liability whatsoever in respect of any calls, instalments or other payments
13

relating to any of the Charged Assets or any rights, shares or any rights, shares or other securities accruing, offered or arising as aforesaid, and the Chargor shall indemnify the Security Agent in respect of all calls, instalments or other payments relating to any of the Charged Assets owned by it and to any rights, shares and other securities accruing, offered or arising as aforesaid in respect of any of the Charged Assets.
SECTION 14
WAIVER FORBEARANCE CUMULATIVE REMEDIES AND PARTIAL INVALIDITY
14.1	Waiver, Forbearance and Cumulative Remedies
No failure to exercise and no delay on the part of the Security Agent in exercising any right, remedy, power or privilege under this Charge and no course of dealing between the parties shall be construed or operate as a waiver thereof, nor shall any single or partial exercise of any such right, remedy, power or privilege preclude any other or further exercise of it or the exercise of any other right, remedy, power or privilege.  The rights and remedies provided in this Charge are cumulative and not exclusive of any rights or remedies provided by law or under the Transaction Documents.
14.2	Partial Invalidity
If any provision of this Charge is illegal, invalid or unenforceable the other provisions and the remainder of the affected provision shall continue to be valid.
14.3	Waiver of Defences
Neither the obligations of the Chargor under this Charge nor the Security and the Rights conferred on the Security Agent by this Charge or by law shall be discharged, impaired or otherwise affected by reason of:
(a)	any Insolvency Event in relation to any Obligor or any other person or any change in the status, function, control or ownership of any Obligor or any other person;
(b)	any of the Secured Obligations or any other Security which the Security Agent or any other Secured Party may have in respect of the Secured Obligations or any of them being or becoming illegal, invalid, unenforceable or ineffective in any respect;
(c)	any time or other indulgence being granted to or agreed with any Obligor or any other person with regard to the Secured Obligations or any of them or with regard to any other security which the Security Agent or the other Secured Party may have in respect of the Secured Obligations or any of them;
(d)	any release of or amendment to any Security, guarantee or indemnity;
(e)	any total or partial failure to take or perfect any Security which is offered or proposed to be taken in respect of the Secured Obligations or any of them;
14

(f)	any total or partial failure to realise the value of, or any release, discharge, exchange or substitution of, any Security, guarantee or indemnity which the Security Agent or the other Secured Party may have in respect of the Secured Obligations or any of them; or
(g)	any other act, event or omission which might operate to discharge, impair or otherwise affect the obligations of an Obligor, the security created under this Charge or any Right conferred on the Security Agent by this Charge or by law.
SECTION 15
VARIATION OF TERMS
No variation, deletion, replacement of or supplement to this Charge or any of its terms shall be effective unless made in writing and signed by or on behalf of the Security Agent and the Chargor.
SECTION 16
EXPENSES AND INDEMNITY
The Chargor shall indemnify and save harmless the Security Agent, each Receiver and each agent or attorney appointed under or pursuant to this Charge from and against any and all expenses, claims, liabilities, losses, taxes, costs, duties, fees and charges suffered, incurred or made by the Security Agent, such Receiver or such agent or attorney:
(a)	in exercise or purported exercise of any Rights vested in it pursuant to this Charge;
(b)	in preservation or enforcement of its Rights under this Charge or the priority thereof; or
(c)	on release of any part of the Charged Assets from the Security created by this Charge, and the Security Agent, the Receiver or such agent or attorney may retain and pay all sums in respect of the same out of money received under the powers conferred on it by this Charge.  All amounts recoverable by the Security Agent, such Receiver or such agent or attorney or any of them shall be recoverable on a full indemnity basis.
SECTION 17
CURRENCY INDEMNITY
If, under any applicable law or regulation, and whether pursuant to a judgment being made or registered against the Chargor or for any other reason (including any Insolvency Event in relation to the Chargor), any payment under or in connection with this Charge is made or falls to be satisfied in a currency (the “Payment Currency”) other than the currency in which such payment is due under or in connection with this Charge (the “Contractual Currency”), to the extent that the amount of such payment actually received by the Security Agent when converted into the Contractual Currency at the rate of exchange, falls short of the amount due under or in connection with this Charge, the Chargor, as a separate and independent obligation, shall indemnify and
15

hold harmless the Security Agent against the amount of such shortfall.  For the purposes of this section, “rate of exchange” means the rate at which the Security Agent is able on or about the date of such payment to purchase the Contractual Currency with the Payment Currency and shall take into account any premium and other costs of exchange with respect thereto.
SECTION 18
STAMP DUTY AND TAX
The Chargor shall pay promptly, and in any event before any penalty becomes payable, all stamp duties and taxes, if any, payable in connection with the entry into, performance, enforcement or admissibility in evidence of this Charge or any other document referred to in this Charge, and shall indemnify the Security Agent against any liability with respect to, or resulting from any delay in paying or omission to pay, any such stamp duties or taxes.
SECTION 19
DISCHARGE, RELEASE AND AVOIDANCE
19.1	Any settlement or discharge between any Secured Party and the Chargor in respect of the Secured Obligations shall be subject to the condition that no security or payment to any Secured Party by the Chargor or any other person shall be avoided or reduced by virtue of any provisions or enactments relating to insolvency or otherwise. If any such security or payment shall be so avoided or reduced, the Security Agent or such Secured Party shall nevertheless be entitled to recover the value or amount thereof subsequently from the Chargor and to exercise its rights under this Charge as if such settlement or discharge had not been effected.
19.2	If all of the Secured Obligations have been unconditionally and irrevocably paid and discharged in full, and no Secured Party is under any further obligation to provide financial accommodation to the Chargor under the terms of any Transaction Document, the Security Agent shall, at the request and cost of the Chargor, execute such documents and do all such reasonable acts as may be necessary to release, reassign or discharge (as appropriate) the Charged Assets from this Charge, in each case subject to Section 6.2 (Continuing Security) and Section 19.1 above and without recourse to, or any representation or warranty by, the Security Agent or any its nominees.
19.3	If all or part of the Additional Charged Shares shall be released pursuant to Clause 8.3 of the Purchase Agreement, the Security Agent shall, at the request and cost of the Chargor, release, reassign or discharge (as appropriate) such Additional Charged Shares pursuant to Clause 8.3 of the Purchase Agreement, and the Derivate Assets in relation to such Additional Charged Shares (but in any event not the security constituted by this Charge over the Initial Charged Shares or any other part of the Charged Assets), in accordance with and subject to the provisions of Clause 8.3 of the Purchase Agreement, and return to the Chargor all documents delivered to the Security Agent pursuant to Clause 3.3 (Subsequent Charged Assets) with respect to such Additional Charged Shares being released pursuant to Clause 8.3 of the Purchase Agreement (to the extent not otherwise previously sold, assigned or otherwise disposed of or applied and (in the case of any such document delivered pursuant to Section 3.3) not put into effect in accordance with this Charge), in each case subject to Section 6.2 (Continuing Security)
16

and Section 19.1 above and without recourse to, or any representation or warranty by, the Security Agent or any its nominees.
SECTION 20
TRANSFER, DELEGATION, DETERMINATION AND DISCLOSURE
20.1	No Assignment or Transfer by Chargor
The Chargor shall not assign or transfer any of its Rights or obligations under this Charge.
20.2	Security Agent’s Right to Assign or Transfer
The Security Agent may at any time transfer or assign all or any part of its rights and obligations (as applicable) under this Charge to any person to whom it may assign or transfer any or all of its rights and obligations in accordance with the terms of the Purchase Agreement.
20.3	Security Agent’s Right to Delegate
The Security Agent or a Receiver may delegate in any manner to any person any Right which is for the time being exercisable by the Security Agent or such Receiver under this Charge. Any such delegation may be made upon such terms and conditions as the Security Agent or such Receiver may think fit.
20.4	Determination and Discretion
Any Right which may be exercised by the Security Agent, any Receiver or any delegate under this Charge, or any determination which the Security Agent, a Receiver or a delegate may make under this Charge, may be exercised or made in its absolute discretion.
20.5	Disclosure of Information
Section 6 (Confidentiality) of the Purchase Agreement is incorporated into this Charge as though it was set out in full in this Charge with all necessary modifications to references to the Parties.
SECTION 21
NOTICES
21.1	Notices.
Each notice, demand or other communication given or made under this Charge shall be in writing in English and delivered or sent to the relevant Party at its address or fax number as set out below (or such other address or fax number as the addressee has by five (5) Business Days’ prior written notice specified to the other Parties). Any notice, demand or other communication given or made by letter between countries shall be delivered by international commercial overnight delivery service or courier (such as Federal Express or DHL). Any notice, demand or other communication so addressed to the relevant Party shall be deemed to have been delivered, (a) if delivered in person or by messenger, when proof of delivery is obtained by the delivering Party; (b) if sent by
17

post within the same country, on the third (3rd) Business Day following posting, and if sent by post to another country, on the seventh (7th) Business Day following posting; and (c) if given or made by fax, upon dispatch and the receipt of a transmission report confirming dispatch.
21.2	Addresses and Fax Numbers.
The initial address and facsimile for each Party for the purposes of this Agreement are:
if to the Security Agent :	with a copy to (which shall not constitute notice):
c/o KKR Asia Limited Level 56, Cheung Kong Center 2 Queen’s Road Central, Hong Kong Facsimile: (852) 2219-3000 Attention: Julian J. Wolhardt and Lane Zhao	Paul, Weiss, Rifkind, Wharton & Garrison 12th Floor, Hong Kong Club Building 3A Chater Road, Central Hong Kong Facsimile: (852) 2840-4300 Attention: John E. Lange

if to the Chargor:	with a copy to (which shall not constitute notice):
c/o Tarena International, Inc.
Address: Suite 10017, Building E,
Zhongkun Plaza, A18 Bei San Huan West
Road, Haidian District Beijing 100098,
People’s Republic of China
Facsimile: +8610-6211-0873
Attention: Mr. Shaoyun Han

Skadden, Arps, Slate, Meagher & Flom
42/F, Edinburgh Tower, The Landmark,
15 Queen’s Road Central, Hong Kong
Fax Number: (852) 3910-4863 / (852) 3910-4891
Email: Julie.Gao@skadden.com / Will.Cai@skadden.com
Attention: Julie Z. Gao / Will H. Cai

SECTION 22
COUNTERPARTS
This Charge may be executed in any number of counterparts, each of which when executed and delivered shall be an original, but all of which when taken together shall constitute a single document.
SECTION 23
GOVERNING LAW AND JURISDICTION
23.1	Governing Law
This Charge shall be governed by and construed in accordance with Cayman Islands law.
18

23.2	Jurisdiction
For the benefit of the Security Agent, the Chargor irrevocably agrees that, subject to this Section 23, the courts of Cayman Islands are to have jurisdiction to settle any disputes which may arise out of or in connection with this Charge and that accordingly any proceedings (referred to in this Section as “Proceedings”) arising out of or in connection with this Charge may be brought in such courts and the Chargor irrevocably submits to the exclusive jurisdiction of such courts.
23.3	Waiver of Objection
The Chargor irrevocably waives any objection which it may at any time have to the laying of the venue of any Proceedings in any court referred to in this Section 23 and any claim that any such Proceedings have been brought in an inconvenient forum and further irrevocably agrees that a judgment in any such Proceedings brought in such courts shall be conclusive and binding upon it and may be enforced in any other jurisdiction.
23.4	Right of Security Agent to Commence Proceedings
Nothing in this Section 23 shall limit the right of the Security Agent to take Proceedings against the Chargor in any court of competent jurisdiction nor shall the taking of Proceedings by the Security Agent against the Chargor in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction whether concurrently or not.
23.5	Service of Process
Without prejudice to any other mode of service allowed under applicable law, within 30 Business Days from the date hereof (or such longer period the Security Agent and the Chargor may agree), the Chargor shall appoint Walkers or its Affiliate (or such other service agent the Security Agent and the Chargor may agree), as its agent for service of process in relation to any Proceedings before Cayman courts in connection with this Charge. Such appointment shall not be revoked prior to the release, reassign or discharge (as appropriate) of the Charged Assets from this Charge.

(Remainder of Page Intentionally Left Blank)

19

Schedule 1

Particulars of the Initial Charged Shares
Name of Chargor	No. of Shares in the Company	Certificate Number
Moocon Education Limited	2,000,000 Class A ordinary shares	35

Schedule 2

Rights of Receiver
Any Receiver appointed pursuant to Section 10 (Appointment and rights of Receivers) shall have the right, either in its own name or in the name of the Chargor or otherwise and in such manner and upon such terms and conditions as the Receiver thinks fit, and either alone or jointly with any other person:
(a)	Enter into possession
to take possession of, get in and collect the Charged Assets and for that purpose to take any legal proceedings and to hold, process and enjoy the Charged Assets, and to require payment to it of all Distributions including, to complete any instruments of transfer and to procure the transfer of the Charged Shares into the name of the Security Agent or its nominee and, if necessary, take possession of and collect the share certificates and/or other documents of title relating to the Charged Shares, in each case, at the cost and risk of the Chargor;
(b)	Deal with Charged Assets
to sell, transfer, assign, exchange or otherwise dispose of or realise the Charged Assets to any person either by public offer or auction, tender or private contract and for a consideration of any kind (which may be payable or delivered in one amount or by instalments spread over a period or deferred);
(c)	Borrow money
to borrow or raise money either unsecured or on the security of the Charged Assets (either in priority to this Charge or otherwise);
(d)	Rights of ownership
to exercise and do (or permit the Chargor or any nominee of it to exercise and do) all such rights and things as the Security Agent would be capable of exercising or doing if it were the absolute beneficial owner of the Charged Assets;
(e)	Claims
to settle, adjust, refer to arbitration, compromise and arrange any claims, accounts, disputes, questions and demands with or by any person relating to the Charged Assets;
(f)	Legal actions
to bring, prosecute, enforce, defend and abandon actions, suits and proceedings in relation to the Charged Assets or any business of any Chargor;
(g)	Redemption of Security
to redeem any Security (whether or not having priority to this Charge) over the Charged Assets and to settle the accounts of any person with an interest in the Charged Assets;
(h)	Spend money

in the exercise of any of the above powers, to spend such sums as it may think fit and the Chargor shall forthwith on demand repay to the Security Agent or the Receiver (as the case may be) all sums so spent together with interest on those sums at such rates as the Security Agent may from time to time determine from the time they are paid or incurred and until repayment those sums (together with such interest) shall be secured by this Charge; and
(i)	Other powers
to do anything else it may think fit for the realisation of the Charged Assets or incidental to the exercise of any of the rights conferred on the Receiver under or by virtue of any Transaction Document to which the Chargor is party and any applicable law.

Schedule 3

Form of Instrument of Transfer
INSTRUMENT OF TRANSFER OF SHARES IN
Tarena International, Inc.
(the "Company")

___________________________________________________________________

The Undersigned, Moocon Education Limited (the "Transferor"), for value received, does hereby transfer to _______________ (the "Transferee"), the 2,000,000 Class A ordinary shares standing in its name in the Company (the “Shares”).

Signed by the Transferor

_______________________________
By…………………….
Director
For and on behalf of [●]
Dated this         day of

Signed by the Transferee

_______________________________
By……………………
Director
For and on behalf of [●]
Dated this         day of

Schedule 4

Form of Instrument of Proxy
To:            The Board of Directors
Tarena International, Inc.
(the “Company”)
Instrument of Proxy
Tarena International, Inc. ‑ Annual General Meetings and Extraordinary General Meetings
We, Moocon Education Limited of Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands, being the registered holder of 2,000,000 Class A ordinary shares, par value US$0.001 per share, of the Company (“Class A Ordinary Shares”), hereby appoint Mr./Ms. ________ of _________________________ as our proxy, to vote for us and on our behalf, with respect to such 2,000,000 Class A Ordinary Shares only, at any Annual General Meeting or Extraordinary General Meeting of the Company to be held on ___________ and at any adjournment thereof.
We also agree to any of the aforesaid Meetings being held notwithstanding that the required period of notice has not been given.
Signed this _____ day of ______, 201__.

Moocon Education Limited
Name: Title:

(Execution Page)
In Witness Whereof the parties have executed and delivered this Charge as a deed on the day and year first above written.

Executed and delivered as a Deed

Chargor
Executed and delivered as a deed for and on behalf of Moocon Education Limited by:
/s/ Shaoyun Han______________________ Director

(Execution page to Share Charge Agreement)
Security Agent
Signed for and on behalf of Talent Wise Investment Limited by:
/s/ William J. Janetschek_________________ Name: William J. Janetschek Title: Director

EXHIBIT H

SHARE CHARGE AGREEMENT

between
TECHEDU LIMITED
and
TALENT WISE INVESTMENT LIMITED

________________________________
Dated July 15, 2015
________________________________

Paul, Weiss, Rifkind, Wharton & Garrison
Solicitors and International Lawyers
12th Floor, Hong Kong Club Building
3A Chater Road
Central
Hong Kong

SCHEDULES
SCHEDULE 1     PARTICULARS OF THE INITIAL CHARGED SHARES
SCHEDULE 2     RIGHTS OF RECEIVER
SCHEDULE 3     FORM OF INSTRUMENT OF TRANSFER
SCHEDULE 4     FORM OF INSTRUMENT OF PROXY

EXECUTION VERSION
SHARE CHARGE AGREEMENT (this “Charge”) is made as a deed on July 15, 2015.
BETWEEN:
(1)	TECHEDU LIMITED (the “Chargor”), a company with limited liability incorporated in the British Virgin Islands with its registered office at the offices of Trident Trust Company (B.V.I.) Limited, Trident Chambers, PO Box 146, Road Town, Tortola, the British Virgin Islands, the British Virgin Islands with registration number 1767524; and
(2)	TALENT WISE INVESTMENT LIMITED, an exempted company incorporated under the laws of Cayman Islands with its registered office at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Security Agent”), acting in its capacity as security trustee for itself and Talent Fortune Investment Limited (collectively, the “Secured Parties”, and each a “Secured Party”).
RECITALS:
(A)	Pursuant to a convertible bond purchase agreement between the Secured Parties, Han Shaoyun, the Chargor and other parties thereto dated on or about the date of this Charge (the “Purchase Agreement” which expression shall include any amendments, supplements and variations thereto), the Security Agent has agreed to purchase a bond convertible into ordinary shares of the Chargor on the terms and conditions set out therein.
(B)	The Security Agent is willing to purchase the convertible bond as contemplated by the Purchase Agreement on the condition that the Chargor execute and deliver this Charge in favour of the Security Agent, charging its rights in respect of the Charged Assets (as defined below) to secure the obligations of the Obligors (as defined in the Purchase Agreement) under the Transaction Documents (as defined in the Purchase Agreement).
(C)	The Security Agent and the Chargor intend this Charge to take effect as a deed (even though the Security Agent only executes it under hand).
AGREEMENT:
SECTION 1
INTERPRETATION
1.1                Definitions.
In this Charge, terms defined and expressions construed or interpreted in the Purchase Agreement and used but not redefined herein shall have the meanings set out in the Purchase Agreement, mutatis mutandis, as if the same were set out in full in this Charge.  In addition, unless the context otherwise requires, the following words and expressions shall have the meaning set out opposite them:
“Additional Charged Shares” has the meaning given to the term “Additional Charged Shares of Listco” in the Purchase Agreement.

“Charged Assets” means the Charged Shares and Derivative Assets and includes all rights, benefits and sums now or in the future accruing to the Chargor pursuant to or in connection with such Charged Shares and Derivative Assets.
“Charged Shares” means the Initial Charged Shares and the Additional Charged Shares (if any).
“Company” means Tarena International, Inc., a limited liability company organized and existing under the laws of Cayman Islands, whose shares are listed on the NASDAQ Global Select Market.
“Derivative Asset” means any Right deriving from or occurring to a holder of the Charged Shares, including:
(a)	any allotment, right, money or property arising from the Charged Shares by way of conversion, exchange, redemption, bonus, preference, option or otherwise;
(b)	any Distribution, interest or any other income arising from the Charged Shares; and
(c)	any stock, share and security offered in substitution of the Charged Shares.
“Distribution” means any dividend, distribution, money, interest or any other income received or receivable by the Chargor now or in the future arising from the Charged Shares, together with all Rights relating to any of them including all claims for damages and other remedies for non‑payment of the same and all proceeds and forms of remittance in respect of the same and all rights and proceeds of the exercise of rights of set‑off.
“Document” includes any transfer, renunciation, proxy, mandate, charge, mortgage, assignment, deed or any other document.
“Event of Default” has the meaning given to such expression in the Purchase Agreement.
“Initial Charged Shares” means the shares of the Company legally and beneficially owned by the Chargor as set forth in Schedule 1 (Particulars of the Initial Charged Shares).
“Insolvency Event” in relation to a person, means:
(a)            any dissolution, liquidation, provisional liquidation or receivership of that person or the entering into by that person of a voluntary arrangement or scheme of arrangement with creditors;
(b)            any analogous or similar procedure in any jurisdiction; or
(c)            any other form of procedure relating to insolvency, reorganisation or dissolution in any jurisdiction.
2

 “Receiver” means any person appointed to be a receiver pursuant to this Charge or applicable law.
“Rights” means any and all rights, benefits, powers, privileges, authorities, discretions and remedies (in each case, of any nature whatsoever).
“Secured Obligations” means all present and future obligations and liabilities (whether actual or contingent and whether owed jointly or severally or in any other capacity whatsoever) of any Obligor to any Secured Party under a Transaction Document.
“Security” means a mortgage, charge, encumbrance, lien, pledge, hypothecation, assignment by way of security, title retention or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.
1.2                The following terms are defined in this Charge as follows:
Term	Section
“BVI Act”	Section 8(k)
“Charge”	Preamble
“Chargor”	Preamble
“Contractual Currency”	Section 17
“Payment Currency”	Section 17
“Proceeding”	Section 23.2
“Purchase Agreement”	Recitals
“Registrar of Corporate Affairs”	Section 8(m)
“Secured Party”	Preamble
“Security Agent”	Preamble
“Third Party Rights Law”	Section 10.6(b)

1.3	(a)	Unless the context otherwise requires, all words (whether gender-specific or gender neutral) shall be deemed to include each of the masculine, feminine and neuter genders, and words importing the singular include the plural and vice versa.
(b)	Headings are included for convenience only and shall not affect the construction of any provision of this Charge.
(c)	“Include,” “including,” “are inclusive of” and similar expressions are not expressions of limitation and shall be construed as if followed by the words “without limitation.”
(d)	References to “law” shall include all applicable laws, regulations, rules and orders of any governmental authority, securities exchange or other self-regulating body, including any common or customary law, constitution, code, ordinance, statute or other legislative measure and any regulation, rule, treaty, order, decree or judgment; and “lawful” shall be construed accordingly.
3

(e)	References to this Charge include the Schedule, which forms an integral part hereof. A reference to any Section or Schedule is, unless otherwise specified, to such Section of, or Schedule to, this Charge. The words “hereof,” “hereunder” and “hereto,” and words of like import, refer to this Charge as a whole and not to any particular Section hereof or Schedule hereto. A reference to any document (including this Charge) is to that document as amended, consolidated, supplemented, renovated or replaced from time to time.
(f)	If a period of time is specified and dates from a given day or the day of a given act or event, such period shall be calculated exclusive of that day.
(g)	This Charge is drawn up in the English language. If this Charge is translated into any language other than English, the English language text shall prevail.
SECTION 2
COVENANT TO PAY
2.1	Covenant to Pay
The Chargor shall, as primary obligor and not only as a surety, on demand in writing made to it by the Security Agent, pay or discharge to the Security Agent all of the Secured Obligations when the same become due and payable in accordance with the Transaction Documents.
2.2	Demands
The making of one demand under this Charge will not preclude the Security Agent from making any further demand.
SECTION 3
CHARGE AND DEPOSIT DOCUMENTS
3.1	Charge
The Chargor as sole legal and beneficial owner of the Charged Assets, hereby charges the Charged Assets to the Security Agent, for the benefit of the Secured Parties, by way of first fixed charge as continuing security for the irrevocable and unconditional payment and discharge of the Secured Obligations.
3.2	Documents of Title
The Chargor shall forthwith on execution of this Charge (or, in the case of Clause 3.2(a), within fifteen (15) Business Days after the execution of this Charge) deliver to the Security Agent the following documents in respect of the Initial Charged Shares (in each case, in form and substance satisfactory to the Security Agent):
(a)	valid and duly issued share certificates (if any) or any other documents of title in respect of the Initial Charged Shares;
(b)	a duly executed instrument of transfer from the Chargor in the form set out in Schedule 3 (Form of Instrument of Transfer) in respect of the Initial Charged Shares but with the date and names of the transferees left blank; and
4

(c)	a duly executed instrument of proxy in the form set out in Schedule 4 (Form of Instrument of Proxy) from the Chargor with the date and names of appointees left blank.
3.3	Subsequent Charged Assets
Immediately after any Additional Charged Shares become subject to this Charge after the date hereof, the Chargor shall immediately deposit with the Security Agent the Documents as set forth in Section 3.2 above in respect of such Charged Assets.
SECTION 4
POWER OF ATTORNEY
The Chargor by way of security irrevocably appoints the Security Agent and any Receiver severally to be its attorney (with full power to appoint substitutes and to delegate), in its name and on its behalf, and as its act and deed:
(a)	at any time to:
(i)	execute, deliver and perfect any necessary Document (which shall include, without limitation, from time to time completing and dating any instrument of transfer referred to in Section 3.2(b) and any instrument of proxy referred to in Section 3.2(c)); or
(ii)	perform any act or otherwise,
which may be required of the Chargor under this Charge or deemed by such attorney necessary for any purpose of this Charge or to enhance or perfect the Security intended to be constituted by this Charge; or
(b)	at any time after this Charge becomes enforceable, to transfer legal ownership of any Charged Asset, and the Chargor shall ratify and confirm all acts and things done by the Security Agent or any Receiver, any substitute or delegate in the exercise of this power of attorney, provided that the powers conferred on the Security Agent or any Receiver pursuant to this Section 4 shall only be exercisable by the Security Agent or any such Receiver upon or after occurrence of an Event of Default.
SECTION 5
VOTING RIGHTS AND DISTRIBUTIONS
5.1	Prior to Charge becoming enforceable
At any time before this Charge becomes enforceable:
(a)	all voting rights and (if applicable) any right to nominate or remove a director attaching to the Charged Assets shall continue to be exercised by the Chargor, and the Chargor shall not permit any person other than the Chargor or the Security Agent to be registered as holder of the Charged Assets or any part thereof; and
5

(b)	all cash Distributions and other monies payable in respect of the Charged Assets shall be retained by the Chargor, provided always that (i) the Chargor shall not exercise any of the above rights in a way which may prejudice the value of or vary any Right attached to or conferred by the Charged Assets or otherwise impair the value of or jeopardise this Charge and (ii) any shares of the Company issued as a Distribution to the Chargor shall be automatically and immediately become subject to this Charge, and any dividend or other payment made as a Distribution shall be subject to the terms of the Purchase Agreement.
5.2	After Charge becoming enforceable
At any time after this Charge has become enforceable:
(a)	the Security Agent shall have the right to (at its sole discretion, in the name of the Chargor or otherwise and without notice to, or any further consent or authority from, the Chargor):
(i)	date and complete the transfer forms or transfer documents referred to in Section 3.2 (Documents of Title) and cause the Charged Assets to be registered in its name, the name of its nominee or any other party as permitted pursuant to this Charge, and receive and retain any Distributions;
(ii)	exercise (or refrain from exercising) voting and all other Rights attaching to the Charged Assets;
(iii)	exercise (or refrain from exercising) any Right of a legal owner of the Charged Assets, including the right to participate in:
(1)	any reconstruction, amalgamation, sale or other disposal of the Company or any of its assets or undertakings (including any exchange, conversion or reissue of any shares or securities as a consequence thereof),
(2)	any realisation, modification or variation of any Right or Secured Obligation attaching to any shares or securities of the Company, and
(3)	any exercise, renunciation or assignment of any Right to subscribe for any shares or securities of the Company, in each case in such manner and on such terms as it may think fit;
(b)	the Chargor shall pay (i) all Distributions and all other Derivative Assets to the Security Agent and (ii) segregate any Distribution or any other Derivative Asset to be received by the Chargor from any other property of the Chargor and hold such Distribution and any other Derivative Asset on trust for the Security Agent;
6

(c)	the Chargor shall procure that all voting and other Rights relating to the Charged Assets are exercised in accordance with such instruction as may from time to time be given to the Chargor by the Security Agent, and the Chargor shall deliver to the Security Agent such form of proxy or other appropriate form of authorization as may from time to time be required by the Security Agent to enable the Security Agent to exercise such voting and other Rights; and
(d)	the Chargor shall accept short notice for and attend any meeting of the holders of any Charged Assets, appoint proxies and exercise voting and other rights and powers exercisable by the holders of the Charged Assets as the Security Agent may direct from time to time.
5.3	Information
If the Chargor receives a balance sheet, profit and loss account or any other statement, notice, report, or circular in respect of the Charged Assets sent or delivered by the Company or any other person, it shall promptly deliver a copy to the Security Agent.
SECTION 6
CONTINUING SECURITY
6.1	This Charge shall be a continuing security notwithstanding any intermediate payment or settlement of accounts or other matters whatsoever and shall remain in force unless and until discharged in writing by the Security Agent following the full and valid payment or discharge of the Secured Obligations.
6.2	Any discharge referred to in Section 6.1 and any composition or arrangement which the Chargor may effect with the Security Agent shall be deemed to be made subject to the express condition that it shall be void if any payment or security which the Security Agent may have received or may receive from any person in respect of the Secured Obligations is avoided, invalidated or set aside or if any order is made in respect thereof under any enactment relating to insolvency.
SECTION 7
REPRESENTATIONS AND WARRANTIES
7.1	Representations and Warranties
On the date of this Charge and each date the representations and warranties of the Chargor are repeated in accordance with this Agreement, the Chargor represents and warrants to the Security Agent that:
(a)	the Chargor has been duly incorporated and organized and is validly existing and in good standing in its jurisdiction of incorporation;
(b)	this Charge has been duly authorised and properly executed by the Chargor and the Chargor has taken all necessary action to authorise, execute and deliver this Charge which is valid and binding upon it and enforceable in accordance with its terms;
7

(c)	the Chargor is the sole legal and beneficial owner of the Charged Assets, subject only to the terms of this Charge;
(d)	no Security (except for the security constituted by this Charge or any other security created with prior consent in writing of the Security Agent) exists on, over or with respect to any of the Charged Assets;
(e)	the Initial Shares represent all the shares issued by the Company registered in the name of the Chargor;
(f)	the register of members of the Company is located and maintained at the the offices of Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands;
(g)	the Chargor has not sold, transferred, lent, assigned, parted with its interest in, disposed of, granted any option in respect of or otherwise dealt with any of its Rights, title and interest in or to the Charged Assets or any part of them, or agreed to do any of the foregoing (other than pursuant to this Charge or any other Transaction Document);
(h)	the Charged Shares are duly authorized, validly issued and fully paid up, and there are no monies or liabilities outstanding in respect of the Charged Assets;
(i)	no director of the Company is appointed by the Chargor;
(j)	this Charge and the obligations of the Chargor hereunder are and will be valid, legal, binding and enforceable and (save as set out in the constitutional documents of the Company and the Purchase Agreement) there is no restriction on the creation or enforcement of any Security over the Charged Assets in accordance with this Charge or any other Transaction Document; and
(k)	the execution, delivery and performance of this Agreement by the Chargor will not:
(a)	breach or constitute a default under any provision of the memorandum and articles of association or equivalent charter documents of the Chargor;
(b)	conflict with or result in any material breach or violation of any of the terms and conditions of, or constitute (or with notice or lapse of time or both constitute) a default under, any agreement to which the Chargor is a party or by which the Chargor is bound;
(c)	violate any court order, judgment, injunction, award, decree or writ against, or binding upon, the Chargor or upon its securities, properties or business; or
(d)	result in violation or breach of or default under any law.
7.2	Times for making Representations and Warranties
8

The representations and warranties made in Section 7.1 above are made on the date of this Charge and shall be deemed to be repeated by the Chargor on each date on which the representations and warranties contained in the Purchase Agreement are made or are deemed to be made with reference to the facts and circumstances then existing.
SECTION 8
COVENANTS
The Chargor covenants with the Security Agent for the benefit of the Secured Parties that it shall at all times during the subsistence of this Charge:
(a)	procure that the register of members of the Company is located and maintained at the offices of Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands;
(b)	not sell, transfer, alienate or deal with the Charged Assets or any interest in any of the Charged Assets or attempt or agree to do so, except pursuant to this Charge or the Transaction Documents;
(c)	not create or agree to create or permit to arise or subsist any Security (except for the security constituted by this Charge or any other security created with prior consent in writing of the Security Agent) on, over or with respect to any of the Charged Assets;
(d)	not cause or permit any of the Charged Assets to be consolidated, sub‑divided or converted and shall take such action as the Security Agent may direct in respect of any proposed compromise, arrangement, capital organisation, conversion, exchange, repayment or takeover offer affecting any of the Charged Assets or any proposal to vary or abrogate any rights attaching to any of the Charged Assets;
(e)	promptly pay to the Company any calls on any Charged Assets which are not fully paid up, and if it defaults on this obligation, the Security Agent may (but shall not be obliged to) do so on behalf of the Chargor (and any amount so expended shall be recoverable by the Security Agent under Section 16 (Expenses and Indemnity));
(f)	comply with the terms of the Purchase Agreement and any other Transaction Document (including not paying dividends or other Distributions without the Security Agent’s consent);
(g)	not waive, release, settle, compromise, abandon or set‑off any claim or liability of any person in connection with the Charged Assets;
(h)	forward to the Security Agent any notices, reports, accounts, circulars and other documents relating to the Charged Assets as soon as they are received;
(i)	refrain from exercising any of its Rights in a manner which would jeopardise or would otherwise in any way impair the Security created under this Charge (including the value, validity or enforceability of the security created under this Charge);
9

(j)	procure that its Affiliates will not resolve to do anything (whether an act or omission) which would jeopardise or would otherwise in any way impair the Security created under this Charge (including the value, validity or enforceability of the security created under this Charge);
(k)	immediately after the execution of this Charge, the Chargor shall instruct its registered agent to create and maintain a register of charges in accordance with section 162 of the BVI Business Companies Act, 2004 of the British Virgin Islands, as amended (the "BVI Act"), to the extent this has not already been done;
(l)	enter particulars of the security created pursuant to this Charge in such Register of Charges and no later than fifteen (15) days after the date of this Charge, provide the Security Agent with a certified true copy of the updated Register of Charges;
(m)	effect registration, or assist the Security Agent in effecting registration, of this Charge with the Registrar of Corporate Affairs of the British Virgin Islands (the "Registrar of Corporate Affairs") pursuant to section 163 of the BVI Act by making the required filing, or assisting the Security Agent in making the required filing, in the approved form with the Registrar of Corporate Affairs and (if applicable) provide confirmation in writing to the Security Agent within ten (10) days after execution of this Charge that such filing has been made; and
(n)	within thirty (30) days from and including the date of execution of this Charge, the Chargor shall deliver or procure to be delivered to the Security Agent the certificate of registration of charge issued by the Registry and a stamped copy of the description of the security created pursuant to this Charge.
SECTION 9
ENFORCEMENT OF CHARGE AND POWERS OF THE SECURITY AGENT
9.1	Security Enforceable
This Charge and the Security constituted by this Charge shall immediately become enforceable upon and after the occurrence of an Event of Default.
9.2	Power of Sale
The Security Agent may, at any time after this Charge becomes enforceable, sell or otherwise dispose of all the title to and interest in the Charged Assets or (as it may elect and without prejudice to any later exercise of this power) the whole or any part of the Charged Assets for such consideration (which may comprise or include shares or debentures), upon such terms and conditions as the Security Agent may in its absolute discretion think fit and in accordance with applicable laws.
9.3	Application of Monies
All monies received by the Security Agent on the realisation or enforcement of this Charge may be applied by the Security Agent:
10

(a)	first in payment or satisfaction of the expenses related to enforcement of this Charge (including without limitation the fees and expenses of the Receiver);
(b)	secondly, in repayment and discharge of the Secured Obligations;
(c)	thirdly, in payment of the balance (if any) to the Chargor or any other person entitled to it as directed by a court of competent jurisdiction.
9.4	Exercise of Power
In exercise of its powers hereunder, the Security Agent shall be the agent of the Chargor for all purposes and, subject to the law of any applicable jurisdiction, the Chargor shall be responsible for those contracts, engagements, acts, omissions, defaults, losses and liabilities incurred absent gross negligence or willful misconduct by the Security Agent in the exercise of such powers as determined by a final nonappealable judgement by a court of competent jurisdiction.
9.5	Protection of Third Parties
No person dealing with the Security Agent or its brokers or agents, shall be concerned to enquire whether this Charge has become enforceable, whether any power exercised or purported to be exercised has become exercisable, whether any Secured Obligation remains due, as to the necessity or expediency of any terms subject to which any sale or other disposal of any Charged Assets shall be made, or otherwise be concerned as to the propriety or regularity of any sale or other disposal of any Charged Asset, or to see to the application of any money paid to the Security Agent, its brokers or agents, and such dealings shall be deemed to be within the powers hereby conferred and to be valid accordingly.
SECTION 10
APPOINTMENT AND RIGHTS OF RECEIVER
10.1	Appointment of Receiver
At any time after this Charge becomes enforceable (whether or not the Security Agent has taken possession of the Charged Assets), without any prior notice to the Chargor, the Security Agent may, by deed, or otherwise in writing signed by any officer or manager of the Security Agent or any person authorised for this purpose by the Security Agent, appoint one or more persons to be a Receiver or Receivers. The Security Agent may similarly remove any Receiver and appoint any person to replace any Receiver. If the Security Agent appoints more than one person as Receiver, the Security Agent may give such Receivers power to act either jointly or severally.
10.2	Scope of Appointment
A Receiver may be appointed as receiver of all of the Charged Assets or part of them specified in the appointment. In the latter case, the rights conferred on a Receiver as set out in Schedule 2 (Rights of Receivers) shall have effect as though every reference in that Schedule to the Charged Assets were a reference to the part of the Charged Assets so specified or any part of them.
11

10.3	Rights of Receivers
Each Receiver appointed pursuant to this Section 10 shall have the rights, powers, discretions, privileges and immunities conferred on a receiver by law as supplemented and/or extended by this Charge and shall also have the powers and rights set out in Schedule 2 (Rights of Receivers), all of which powers and rights are exercisable without further notice.
10.4	Agent of Chargor
Each Receiver shall be an agent of the Chargor for all purposes. The Chargor shall be responsible for such Receiver's contracts, engagements, acts, omissions, defaults, losses and liabilities.
10.5	Remuneration
The Security Agent may determine the remuneration of each Receiver and direct payment of that remuneration out of monies received by such Receiver. The Chargor shall be liable for the remuneration and all other costs, losses, liabilities and expenses of such Receiver.
10.6	Third Party Rights
(a)	Each Receiver has the right under the Contracts (Rights of Third Parties) Law, 2014, as amended, modified, re-enacted or replaced (the "Third Party Rights Law"), to enforce, in its own right, its rights under this Charge subject to and in accordance with the provisions of the Third Party Rights Law.
(b)	Notwithstanding any other term of this Charge, consent of any person who is not a party to this Charge (including, without limitation, any Receiver) shall not be required for any amendment to, or variation, release, rescission or termination of this Charge.
SECTION 11
FURTHER ASSURANCE
The Chargor shall at any time and from time to time, if reasonably required by the Security Agent, promptly sign, seal, deliver and complete all necessary Documents, give such instructions or directions as the Security Agent may reasonably require relating to any Charged Asset and do all acts and things which the Security Agent may reasonably require for perfecting or improving its title to and Security created under this Charge over any Charged Asset or (upon and after the ocurrence and during the continuance of an Event of Default) vesting or enabling it to vest any Charged Assets in itself or its nominee or in any purchaser or to facilitate a sale or disposal of any Charged Asset or exercise of any Right attaching to any Charged Asset hereby conferred on the Security Agent, such Documents (if any), to be prepared by or on behalf of the Security Agent at the cost of the Chargor and to be in such form as the Security Agent may reasonably require.

12

SECTION 12
ADDITIONAL OR FUTURE SECURITY
12.1	Charge in addition to Other Security
This Charge is in addition to and independent of and shall not affect (or be affected by) any guarantees, indemnities or Security whatsoever which the Security Agent or any other Secured Party may hold now or hereafter for any part of the Secured Obligations and may be enforced without first having recourse to and shall not prejudice or merge with any such guarantee, indemnity or Security.
12.2	New Account
Without prejudice to Section 8(c), if the Security Agent receives or is deemed to have received notice of (i) any Security in relation to the Chargor affecting any Charged Assets or (ii) any Insolvency Event in relation to the Chargor:
(a)	the Security Agent may open a new account in the name of the Chargor and, if it does not, it shall be deemed to have done so at the time it received or is deemed to have received such notice; and
(b)	all payments received by the Security Agent from the Chargor or any other person in respect of the Secured Liabilities after the Security Agent receives such notice shall be credited, or deemed to have been credited, to the new account and shall not operate to reduce the amount of the Secured Liabilities at the time the Security Agent received such notice.
SECTION 13
EXCULSION OF SECURITY AGENT’S LIABILITY, RECEIVER AND DELEGATE
13.1	Possession
If the Security Agent, any Receiver or any delegate of any of them takes possession of any of the Charged Assets, it or he may at any time relinquish possession.
13.2	Exclusion of Security Agent’s Liability
(a)	Neither the Security Agent nor any Receiver or delegate of any of them shall (either by reason of taking possession of the Charged Assets or for any other reason and whether as mortgagee in possession or otherwise) be liable to the Chargor or any other person for any costs, losses, liabilities or expenses relating to the realisation of any Charged Assets or from any act, default, omission or misconduct of the Security Agent, any Receiver, any delegate of any of them or their respective officers, employees or agents in relation to the Charged Assets or in connection with this Charge or any other Transaction Document except to the extent caused by its or his own gross negligence or wilful misconduct as determined by a final nonappealable judgement by a court of competent jurisdiction.
(b)	Nothing in this Charge shall be construed as placing on the Security Agent any liability whatsoever in respect of any calls, instalments or other payments
13

relating to any of the Charged Assets or any rights, shares or any rights, shares or other securities accruing, offered or arising as aforesaid, and the Chargor shall indemnify the Security Agent in respect of all calls, instalments or other payments relating to any of the Charged Assets owned by it and to any rights, shares and other securities accruing, offered or arising as aforesaid in respect of any of the Charged Assets.
SECTION 14
WAIVER FORBEARANCE CUMULATIVE REMEDIES AND PARTIAL INVALIDITY
14.1	Waiver, Forbearance and Cumulative Remedies
No failure to exercise and no delay on the part of the Security Agent in exercising any right, remedy, power or privilege under this Charge and no course of dealing between the parties shall be construed or operate as a waiver thereof, nor shall any single or partial exercise of any such right, remedy, power or privilege preclude any other or further exercise of it or the exercise of any other right, remedy, power or privilege.  The rights and remedies provided in this Charge are cumulative and not exclusive of any rights or remedies provided by law or under the Transaction Documents.
14.2	Partial Invalidity
If any provision of this Charge is illegal, invalid or unenforceable the other provisions and the remainder of the affected provision shall continue to be valid.
14.3	Waiver of Defences
Neither the obligations of the Chargor under this Charge nor the Security and the Rights conferred on the Security Agent by this Charge or by law shall be discharged, impaired or otherwise affected by reason of:
(a)	any Insolvency Event in relation to any Obligor or any other person or any change in the status, function, control or ownership of any Obligor or any other person;
(b)	any of the Secured Obligations or any other Security which the Security Agent or any other Secured Party may have in respect of the Secured Obligations or any of them being or becoming illegal, invalid, unenforceable or ineffective in any respect;
(c)	any time or other indulgence being granted to or agreed with any Obligor or any other person with regard to the Secured Obligations or any of them or with regard to any other security which the Security Agent or the other Secured Party may have in respect of the Secured Obligations or any of them;
(d)	any release of or amendment to any Security, guarantee or indemnity;
(e)	any total or partial failure to take or perfect any Security which is offered or proposed to be taken in respect of the Secured Obligations or any of them;
14

(f)	any total or partial failure to realise the value of, or any release, discharge, exchange or substitution of, any Security, guarantee or indemnity which the Security Agent or the other Secured Party may have in respect of the Secured Obligations or any of them; or
(g)	any other act, event or omission which might operate to discharge, impair or otherwise affect the obligations of an Obligor, the security created under this Charge or any Right conferred on the Security Agent by this Charge or by law.
SECTION 15
VARIATION OF TERMS
No variation, deletion, replacement of or supplement to this Charge or any of its terms shall be effective unless made in writing and signed by or on behalf of the Security Agent and the Chargor.
SECTION 16
EXPENSES AND INDEMNITY
The Chargor shall indemnify and save harmless the Security Agent, each Receiver and each agent or attorney appointed under or pursuant to this Charge from and against any and all expenses, claims, liabilities, losses, taxes, costs, duties, fees and charges suffered, incurred or made by the Security Agent, such Receiver or such agent or attorney:
(a)	in exercise or purported exercise of any Rights vested in it pursuant to this Charge;
(b)	in preservation or enforcement of its Rights under this Charge or the priority thereof; or
(c)	on release of any part of the Charged Assets from the Security created by this Charge, and the Security Agent, the Receiver or such agent or attorney may retain and pay all sums in respect of the same out of money received under the powers conferred on it by this Charge.  All amounts recoverable by the Security Agent, such Receiver or such agent or attorney or any of them shall be recoverable on a full indemnity basis.
SECTION 17
CURRENCY INDEMNITY
If, under any applicable law or regulation, and whether pursuant to a judgment being made or registered against the Chargor or for any other reason (including any Insolvency Event in relation to the Chargor), any payment under or in connection with this Charge is made or falls to be satisfied in a currency (the “Payment Currency”) other than the currency in which such payment is due under or in connection with this Charge (the “Contractual Currency”), to the extent that the amount of such payment actually received by the Security Agent when converted into the Contractual Currency at the rate of exchange, falls short of the amount due under or in connection with this Charge, the Chargor, as a separate and independent obligation, shall indemnify and
15

hold harmless the Security Agent against the amount of such shortfall.  For the purposes of this section, “rate of exchange” means the rate at which the Security Agent is able on or about the date of such payment to purchase the Contractual Currency with the Payment Currency and shall take into account any premium and other costs of exchange with respect thereto.
SECTION 18
STAMP DUTY AND TAX
The Chargor shall pay promptly, and in any event before any penalty becomes payable, all stamp duties and taxes, if any, payable in connection with the entry into, performance, enforcement or admissibility in evidence of this Charge or any other document referred to in this Charge, and shall indemnify the Security Agent against any liability with respect to, or resulting from any delay in paying or omission to pay, any such stamp duties or taxes.
SECTION 19
DISCHARGE, RELEASE AND AVOIDANCE
19.1	Any settlement or discharge between any Secured Party and the Chargor in respect of the Secured Obligations shall be subject to the condition that no security or payment to any Secured Party by the Chargor or any other person shall be avoided or reduced by virtue of any provisions or enactments relating to insolvency or otherwise. If any such security or payment shall be so avoided or reduced, the Security Agent or such Secured Party shall nevertheless be entitled to recover the value or amount thereof subsequently from the Chargor and to exercise its rights under this Charge as if such settlement or discharge had not been effected.
19.2	If all of the Secured Obligations have been unconditionally and irrevocably paid and discharged in full, and no Secured Party is under any further obligation to provide financial accommodation to the Chargor under the terms of any Transaction Document, the Security Agent shall, at the request and cost of the Chargor, execute such documents and do all such reasonable acts as may be necessary to release, reassign or discharge (as appropriate) the Charged Assets from this Charge, in each case subject to Section 6.2 (Continuing Security) and Section 19.1 above and without recourse to, or any representation or warranty by, the Security Agent or any its nominees.
19.3	If all or part of the Additional Charged Shares shall be released pursuant to Clause 8.3 of the Purchase Agreement, the Security Agent shall, at the request and cost of the Chargor, release, reassign or discharge (as appropriate) such Additional Charged Shares pursuant to Clause 8.3 of the Purchase Agreement, and the Derivate Assets in relation to such Additional Charged Shares (but in any event not the security constituted by this Charge over the Initial Charged Shares or any other part of the Charged Assets), in accordance with and subject to the provisions of Clause 8.3 of the Purchase Agreement, and return to the Chargor all documents delivered to the Security Agent pursuant to Clause 3.3 (Subsequent Charged Assets) with respect to such Additional Charged Shares being released pursuant to Clause 8.3 of the Purchase Agreement (to the extent not otherwise previously sold, assigned or otherwise disposed of or applied and (in the case of any such document delivered pursuant to Section 3.3) not put into effect in accordance with this Charge), in each case subject to Section 6.2 (Continuing Security)
16

and Section 19.1 above and without recourse to, or any representation or warranty by, the Security Agent or any its nominees.
SECTION 20
TRANSFER, DELEGATION, DETERMINATION AND DISCLOSURE
20.1	No Assignment or Transfer by Chargor
The Chargor shall not assign or transfer any of its Rights or obligations under this Charge.
20.2	Security Agent’s Right to Assign or Transfer
The Security Agent may at any time transfer or assign all or any part of its rights and obligations (as applicable) under this Charge to any person to whom it may assign or transfer any or all of its rights and obligations in accordance with the terms of the Purchase Agreement.
20.3	Security Agent’s Right to Delegate
The Security Agent or a Receiver may delegate in any manner to any person any Right which is for the time being exercisable by the Security Agent or such Receiver under this Charge. Any such delegation may be made upon such terms and conditions as the Security Agent or such Receiver may think fit.
20.4	Determination and Discretion
Any Right which may be exercised by the Security Agent, any Receiver or any delegate under this Charge, or any determination which the Security Agent, a Receiver or a delegate may make under this Charge, may be exercised or made in its absolute discretion.
20.5	Disclosure of Information
Section 6 (Confidentiality) of the Purchase Agreement is incorporated into this Charge as though it was set out in full in this Charge with all necessary modifications to references to the Parties.
SECTION 21
NOTICES
21.1	Notices.
Each notice, demand or other communication given or made under this Charge shall be in writing in English and delivered or sent to the relevant Party at its address or fax number as set out below (or such other address or fax number as the addressee has by five (5) Business Days’ prior written notice specified to the other Parties). Any notice, demand or other communication given or made by letter between countries shall be delivered by international commercial overnight delivery service or courier (such as Federal Express or DHL). Any notice, demand or other communication so addressed to the relevant Party shall be deemed to have been delivered, (a) if delivered in person or by messenger, when proof of delivery is obtained by the delivering Party; (b) if sent by
17

post within the same country, on the third (3rd) Business Day following posting, and if sent by post to another country, on the seventh (7th) Business Day following posting; and (c) if given or made by fax, upon dispatch and the receipt of a transmission report confirming dispatch.
21.2	Addresses and Fax Numbers.
The initial address and facsimile for each Party for the purposes of this Agreement are:
if to the Security Agent :	with a copy to (which shall not constitute notice):
c/o KKR Asia Limited Level 56, Cheung Kong Center 2 Queen’s Road Central, Hong Kong Facsimile: (852) 2219-3000 Attention: Julian J. Wolhardt and Lane Zhao	Paul, Weiss, Rifkind, Wharton & Garrison 12th Floor, Hong Kong Club Building 3A Chater Road, Central Hong Kong Facsimile: (852) 2840-4300 Attention: John E. Lange

if to the Chargor:	with a copy to (which shall not constitute notice):
c/o Tarena International, Inc.
Address: Suite 10017, Building E,
Zhongkun Plaza, A18 Bei San Huan West
Road, Haidian District Beijing 100098,
People’s Republic of China
Facsimile: +8610-6211-0873
Attention: Mr. Shaoyun Han

Skadden, Arps, Slate, Meagher & Flom
42/F, Edinburgh Tower, The Landmark,
15 Queen’s Road Central, Hong Kong
Fax Number: (852) 3910-4863 / (852) 3910-4891
Email: Julie.Gao@skadden.com / Will.Cai@skadden.com
Attention: Julie Z. Gao / Will H. Cai

SECTION 22
COUNTERPARTS
This Charge may be executed in any number of counterparts, each of which when executed and delivered shall be an original, but all of which when taken together shall constitute a single document.
SECTION 23
GOVERNING LAW AND JURISDICTION
23.1	Governing Law
This Charge shall be governed by and construed in accordance with Cayman Islands law.
18

23.2	Jurisdiction
For the benefit of the Security Agent, the Chargor irrevocably agrees that, subject to this Section 23, the courts of Cayman Islands are to have jurisdiction to settle any disputes which may arise out of or in connection with this Charge and that accordingly any proceedings (referred to in this Section as “Proceedings”) arising out of or in connection with this Charge may be brought in such courts and the Chargor irrevocably submits to the exclusive jurisdiction of such courts.
23.3	Waiver of Objection
The Chargor irrevocably waives any objection which it may at any time have to the laying of the venue of any Proceedings in any court referred to in this Section 23 and any claim that any such Proceedings have been brought in an inconvenient forum and further irrevocably agrees that a judgment in any such Proceedings brought in such courts shall be conclusive and binding upon it and may be enforced in any other jurisdiction.
23.4	Right of Security Agent to Commence Proceedings
Nothing in this Section 23 shall limit the right of the Security Agent to take Proceedings against the Chargor in any court of competent jurisdiction nor shall the taking of Proceedings by the Security Agent against the Chargor in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction whether concurrently or not.
23.5	Service of Process
Without prejudice to any other mode of service allowed under applicable law, within 30 Business Days from the date hereof (or such longer period the Security Agent and the Chargor may agree), the Chargor shall appoint Walkers or its Affiliate (or such other service agent the Security Agent and the Chargor may agree), as its agent for service of process in relation to any Proceedings before Cayman courts in connection with this Charge. Such appointment shall not be revoked prior to the release, reassign or discharge (as appropriate) of the Charged Assets from this Charge.

(Remainder of Page Intentionally Left Blank)

19

Schedule 1

Particulars of the Initial Charged Shares
Name of Chargor	No. of Shares in the Company	Certificate Number
Techedu Limited	2,000,000 Class A ordinary shares	38

Schedule 2

Rights of Receiver
Any Receiver appointed pursuant to Section 10 (Appointment and rights of Receivers) shall have the right, either in its own name or in the name of the Chargor or otherwise and in such manner and upon such terms and conditions as the Receiver thinks fit, and either alone or jointly with any other person:
(a)	Enter into possession
to take possession of, get in and collect the Charged Assets and for that purpose to take any legal proceedings and to hold, process and enjoy the Charged Assets, and to require payment to it of all Distributions including, to complete any instruments of transfer and to procure the transfer of the Charged Shares into the name of the Security Agent or its nominee and, if necessary, take possession of and collect the share certificates and/or other documents of title relating to the Charged Shares, in each case, at the cost and risk of the Chargor;
(b)	Deal with Charged Assets
to sell, transfer, assign, exchange or otherwise dispose of or realise the Charged Assets to any person either by public offer or auction, tender or private contract and for a consideration of any kind (which may be payable or delivered in one amount or by instalments spread over a period or deferred);
(c)	Borrow money
to borrow or raise money either unsecured or on the security of the Charged Assets (either in priority to this Charge or otherwise);
(d)	Rights of ownership
to exercise and do (or permit the Chargor or any nominee of it to exercise and do) all such rights and things as the Security Agent would be capable of exercising or doing if it were the absolute beneficial owner of the Charged Assets;
(e)	Claims
to settle, adjust, refer to arbitration, compromise and arrange any claims, accounts, disputes, questions and demands with or by any person relating to the Charged Assets;
(f)	Legal actions
to bring, prosecute, enforce, defend and abandon actions, suits and proceedings in relation to the Charged Assets or any business of any Chargor;
(g)	Redemption of Security
to redeem any Security (whether or not having priority to this Charge) over the Charged Assets and to settle the accounts of any person with an interest in the Charged Assets;
(h)	Spend money

in the exercise of any of the above powers, to spend such sums as it may think fit and the Chargor shall forthwith on demand repay to the Security Agent or the Receiver (as the case may be) all sums so spent together with interest on those sums at such rates as the Security Agent may from time to time determine from the time they are paid or incurred and until repayment those sums (together with such interest) shall be secured by this Charge; and
(i)	Other powers
to do anything else it may think fit for the realisation of the Charged Assets or incidental to the exercise of any of the rights conferred on the Receiver under or by virtue of any Transaction Document to which the Chargor is party and any applicable law.

Schedule 3

Form of Instrument of Transfer
INSTRUMENT OF TRANSFER OF SHARES IN
Tarena International, Inc.
(the "Company")

___________________________________________________________________

The Undersigned, Techedu Limited (the "Transferor"), for value received, does hereby transfer to _______________ (the "Transferee"), the 2,000,000 Class A ordinary shares standing in its name in the Company (the “Shares”).

Signed by the Transferor

_______________________________
By…………………….
Director
For and on behalf of [●]
Dated this         day of

Signed by the Transferee

_______________________________
By……………………
Director
For and on behalf of [●]
Dated this         day of

Schedule 4

Form of Instrument of Proxy
To:            The Board of Directors
Tarena International, Inc.
(the “Company”)
Instrument of Proxy
Tarena International, Inc. ‑ Annual General Meetings and Extraordinary General Meetings
We, Techedu Limited of Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands, being the registered holder of 2,000,000 Class A ordinary shares, par value US$0.001 per share, of the Company (“Class A Ordinary Shares”), hereby appoint Mr./Ms. ________ of _________________________ as our proxy, to vote for us and on our behalf, with respect to such 2,000,000 Class A Ordinary Shares only, at any Annual General Meeting or Extraordinary General Meeting of the Company to be held on ___________ and at any adjournment thereof.
We also agree to any of the aforesaid Meetings being held notwithstanding that the required period of notice has not been given.
Signed this _____ day of ______, 201__.

Techedu Limited
Name: Title:

(Execution Page)
In Witness Whereof the parties have executed and delivered this Charge as a deed on the day and year first above written.

Executed and delivered as a Deed

Chargor
Executed and delivered as a deed for and on behalf of Techedu Limited by:
/s/ Shaoyun Han Director

(Execution page to Share Charge Agreement)
Security Agent
Signed for and on behalf of Talent Wise Investment Limited by:
/s/ William J. Janetschek Name: William J. Janetschek Title: Director